UNITED STATES
CURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 001-32269

EXTRA SPACE STORAGE INC.

(Exact name of registrant as specified in its charter)

Maryland	**20-1076777**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(801) 562-5556**

SEC Mail Processing Section
APR - 6 2009
Washington, DC
110

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $1,144,097,818 based upon the closing price on the New York Stock Exchange on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons whose shares are excluded from the computation are affiliates for any other purpose.

The number of shares outstanding of the registrant's common stock, $0.01 par value per share, as of February 13, 2009 was 85,790,511.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be issued in connection with the registrant's annual stockholders' meeting to be held in 2009 are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXTRA SPACE STORAGE INC.
Table of Contents

Statements Regarding Forward-Looking Information

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "estimates," "may," "will," "should," "anticipates," or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management's examination of historical operating trends and estimates of future earnings, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in "Part I. Item 1A. Risk Factors" below. Such factors include, but are not limited to:

- *changes in general economic conditions and in the markets in which we operate;*
- *the effect of competition from new self-storage facilities or other storage alternatives, which would cause rents and occupancy rates to decline;*
- *potential liability for uninsured losses and environmental contamination;*
- *difficulties in our ability to evaluate, finance and integrate acquired and developed properties into our existing operations and to lease up those properties, which could adversely affect our profitability;*
- *the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase our expenses and reduce our cash available for distribution;*
- *recent disruptions in credit and financial markets and resulting difficulties in raising capital or obtaining credit at reasonable rates or at all, which could impede our ability to grow;*
- *delays in the development and construction process, which could adversely affect our profitability;*
- *economic uncertainty due to the impact of war or terrorism, which could adversely affect our business plan;*
- *the successful realignment of our executive management team; and*
- *our ability to attract and retain qualified personnel and management members.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our securities.

We disclaim any duty or obligation to update or revise any forward-looking statements set forth in this Annual Report on Form 10-K to reflect new information, future events or otherwise.

PART I

Item 1. Business

General

Extra Space Storage Inc. ("we," "our," "us" or the "Company") is a self-administered and self-managed real estate investment trust ("REIT") formed as a Maryland corporation on April 30, 2004 to own, operate, manage, acquire, develop and redevelop professionally managed self-storage facilities. We closed our initial public offering ("IPO") on August 17, 2004. Our common stock is traded on the New York Stock Exchange under the symbol "EXR."

We were formed to continue the business of Extra Space Storage LLC and its subsidiaries (the "Predecessor"), which had engaged in the self-storage business since 1977. These companies were reorganized after the consummation of our IPO and various formation transactions. As of December 31, 2008, we held ownership interests in 627 operating properties. Of these 627 operating properties, 279 are wholly-owned, and 348 are owned in joint-venture partnerships. An additional 67 operating properties are owned by franchisees or third parties and operated by us in exchange for a management fee, bringing the total number of operating properties which we own and/or manage to 694. These operating properties are located in 33 states and Washington, D.C. and contain approximately 50 million square feet of net rentable space in approximately 475,000 units and currently serve a customer base of over 300,000 tenants.

We operate in two distinct segments: (1) property management, acquisition and development and (2) rental operations. Our property management, acquisition and development activities include managing, acquiring developing, redeveloping and selling self-storage facilities. The rental operations activities include rental operations of self-storage facilities.

Substantially all of our business is conducted through Extra Space Storage LP (the "Operating Partnership"), and through our wholly-owned Massachusetts business trust subsidiaries. Our primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent we continue to qualify as a REIT we will not be subject to tax, with certain exceptions, on our net taxable income that is distributed to our stockholders.

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at *http://www.sec.gov*. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through our website at *www.extraspace.com*, or by contacting our Secretary at our principal offices, which are located at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, telephone number (801) 562-5556.

Management

Members of our executive management team have significant experience in all aspects of the self-storage industry, and have an average of more than sixteen years of industry experience. The senior management team has collectively acquired and/or developed more than 725 properties during the past 30 years for the Company, the Predecessor and other entities. Kenneth M. Woolley, Chairman and Chief Executive Officer, and Richard S. Tanner, Senior Vice President Development, have worked in the self-storage industry since 1977 and led some of the earliest self-storage facility development projects in the United States.

The remainder of our executive management team and their years of industry experience are as follows: Spencer F. Kirk, President, 8 years; Kent W. Christensen, Executive Vice President and Chief Financial Officer, 11 years; Charles L. Allen, Executive Vice President and Chief Legal Officer, 11 years; and Karl Haas, Executive Vice President and Chief Operating Officer, 21 years.

On February 2, 2009, we announced that Mr. Woolley had accepted an invitation to serve a mission for The Church of Jesus Christ of Latter-day Saints and will step down from his position as Chief Executive Officer beginning April 1, 2009. Our Board of Directors has selected Mr. Kirk to succeed him as Chairman and Chief Executive Officer. The composition of the Board of Directors will remain the same with the exception of the Chairman position which will be assumed by Mr. Kirk.

Members of the executive management team have guided the Company through substantial growth, developing and acquiring over $3.3 billion in assets since 1996. This growth has been funded through equity offerings and more than $2.0 billion in private equity capital since 1998. This private equity capital has come primarily from sophisticated, high net-worth individuals and institutional investors such as affiliates of Prudential Financial, Inc. and Fidelity Investments.

Our executive management and board of directors have a significant ownership position in the Company with executive officers and directors owning approximately 7,243,647 shares or 8.44% of our outstanding common stock as of February 13, 2009.

Industry & Competition

Self-storage facilities refers to properties that offer do-it-yourself, month-to-month storage space rental for personal or business use. Self-storage offers a cost-effective and flexible storage alternative. Tenants rent fully enclosed spaces that can vary in size according to their specific needs and to which they have unlimited, exclusive access. Tenants have responsibility for moving their items into and out of their units. Self-storage unit sizes typically range from five feet by five feet to 20 feet by 20 feet, with an interior height of eight to 12 feet. Properties generally have on-site managers who supervise and run the day-to-day operations, providing tenants with assistance as needed.

Self-storage provides a convenient way for individuals and businesses to store their possessions due to life changes, or simply because of a need for storage space. The mix of residential tenants using a self-storage property is determined by a property's local demographics and often includes people who are looking to downsize their living space or others who are not yet settled into a permanent residence.

Items that residential tenants place in self-storage properties range from cars, boats and recreational vehicles, to furniture, household items and appliances. Commercial tenants tend to include small business owners who require easy and frequent access to their goods, records, inventory or storage for seasonal goods.

Our research has shown that tenants choose a self-storage property based primarily on the convenience of the site to their home or business, making high-density, high-traffic population centers ideal locations for self-storage properties. A property's perceived security and the general professionalism of the site managers and staff are also contributing factors to a site's ability to successfully secure rentals. Although most self-storage properties are leased to tenants on a month-to-month basis, tenants tend to continue their leases for extended periods of time.

There are seasonal fluctuations in occupancy rates for self-storage properties. Based on our experience, generally, there is increased leasing activity at self-storage properties during the summer months due to the higher number of people who relocate during this period. The highest level of occupancy is typically at the end of July, while the lowest level of occupancy is seen in late February and early March.

Since inception in the early 1970's, the self-storage industry has experienced significant growth. In the past ten years, there has been even greater growth. According to the 2009 Self-Storage Almanac (the "Almanac"), in 1998 there were only 27,535 self-storage properties in the United States, with an average occupancy rate of 82.9% of net rentable square feet, compared to 47,514 self-storage properties in 2008 with an average occupancy rate of 80.3% of net rentable square feet. As population densities have increased in the United States, there has been an increase in self-storage awareness and corresponding development, which we expect will continue in the future.

Increased competition has affected our business and has led to both pricing and discount pressure. This has limited our ability to increase revenues in many markets in which we operate. Many markets have been able to absorb the increase in self-storage development due to superior demographics and density. However, select markets have not been able to absorb the new facilities and have not performed as well.

We have encountered competition when we have sought to acquire properties, especially for brokered portfolios. Aggressive bidding practices have been commonplace between both public and private entities, and this competition will likely continue to be a challenge for the Company's growth strategy.

Increased development within the self-storage industry has also led to an increased emphasis on site location, property design, innovation and functionality. We strive to have a creative and flexible approach to our development projects and we are open to a broad array of opportunities because of this flexibility. This is especially true for new sites slated for high-density population centers. We can offer unique and attractive architecture to accommodate the requirements and tastes of local planning and zoning boards, and to distinguish a facility from other offerings in the market. Due to the attractive architecture of many of our development properties, we have been able to eliminate a typical barrier of entry for most self-storage developers in areas usually reserved for more traditional retail and commercial users.

The industry is also characterized by fragmented ownership. According to the 2009 Almanac, the top ten self-storage companies in the United States owned approximately 10.3% of total U.S. self-storage properties, and the top 50 self-storage companies owned approximately 14.3% of the total U.S. properties. We believe this fragmentation will contribute to continued consolidation at some level in the future. We also believe that we are well positioned to be able to compete for acquisitions given our historical reputation for closing deals.

We are the second largest self-storage operator in the United States. We are one of four public self-storage REITs along with Public Storage Inc. (NYSE: PSA), Sovran Self-Storage, Inc. (NYSE: SSS), and U-Store-It Inc. (NYSE: YSI).

Long-Term Growth and Investment Strategies

Our primary business objectives are to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value. We continue to evaluate a range of growth initiatives and opportunities, including the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We plan to pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team will seek to maximize revenue by responding to changing market conditions through our technology system's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than the majority of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.

- ***Expand our management business.*** Our management business enables us to generate increased revenues through management fees and expand our geographic footprint. This expanded footprint enables us to reduce our operating costs through economies of scale. In addition, we see our management business as a future acquisition pipeline. We expect to pursue strategic relationships with owners that should strengthen our acquisition pipeline through agreements which give us first right of refusal to purchase the managed property in the event of a potential sale. Twenty-one of the 50 acquisitions we completed in 2008 and 2007 came from this channel.
- ***Acquire self-storage properties from strategic partners and third parties.*** Our acquisitions team will continue to selectively pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. We have sought to establish a reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close acquisitions. In addition, our status as an UPREIT enables flexibility when structuring deals.
- ***Develop new self-storage properties.*** We currently have joint venture and wholly-owned development properties and may continue selectively to develop new self-storage properties in our core markets. Our development pipeline through 2010 includes 26 projects.

Financing of Our Long-Term Growth Strategies

- ***Acquisition and Development Financing***

  We currently have a $100.0 million revolving line of credit (the "Credit Line") that is collateralized by certain of our self-storage properties. As of December 31, 2008, the Credit Line had asset collateralizing capacity of $100.0 million of which $27.0 million was drawn. We expect to maintain a flexible approach in financing new property acquisitions. We plan to finance future acquisitions and development through a combination of borrowings under the Credit Line, traditional secured mortgage financing and additional equity offerings. We drew an additional $50.0 million from the Credit Line on January 30, 2009.

- ***Joint Venture Financing***

  We own 334 of our stabilized properties and 14 of our lease-up properties through joint ventures with third parties, including affiliates of Prudential Financial, Inc. In each joint venture, we generally manage the day-to-day operations of the underlying properties and have the right to participate in major decisions relating to sales of properties or financings by the applicable joint venture. Our joint venture partners typically provide most of the equity capital required for the operation of the respective business. Under the operating agreements for the joint ventures, we typically maintain the right to receive between 17.0% and 50.0% of the available cash flow from operations after our joint venture partners have received a predetermined return, and between 17.0% and 50.0% of the available cash flow from capital transactions after our joint venture partners have received a return of their capital plus such predetermined return. Most joint venture agreements include buy-sell rights, as well as rights of first refusal in connection with the sale of properties by the joint venture.

- ***Disposition of Properties***

  We will continue to review our portfolio for properties or groups of properties that are not strategically located and determine whether to sell these properties to fund other growth.

Regulation

Generally, self-storage properties are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures. Changes in any of these laws or regulations, as

well as changes in laws, such as the Comprehensive Environmental Response and Compensation Liability Act ("CERCLA"), which increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties, or laws affecting development, construction, operation, upkeep, safety and taxation may result in significant unanticipated expenditures, loss of self-storage sites or other impairments to operations, which would adversely affect our financial position, results of operations or cash flows.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws also exist that may require modifications to the properties, or restrict further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, thereby requiring substantial capital expenditures. To the extent our properties are not in compliance, we are likely to incur additional costs to comply with the ADA.

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, and are subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, results of operations or cash flows.

Employees

As of February 13, 2009, we had 1,947 employees and believe our relationship with our employees to be good. Our employees are not represented by a collective bargaining agreement.

Item 1A. Risk Factors

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information contained in this Annual Report before trading in our securities. If any of the events set forth in the following risks actually occur, our business, operating results, prospects and financial condition could be harmed.

Our performance is subject to risks associated with real estate investments. We are a real estate company that derives our income from operation of our properties. There are a number of factors that may adversely affect the income that our properties generate, including the following:

Risks Related to Our Properties and Operations

Adverse economic or other conditions in the markets in which we do business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results are dependent upon our ability to maximize occupancy levels and rental rates in our self-storage properties. Adverse economic or other conditions in the markets in which we operate may lower our occupancy levels and limit our ability to increase rents or require us to offer rental discounts. If our properties fail to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, our net income, funds from operations ("FFO"), cash flow, financial condition, ability to make cash distributions to

stockholders and the trading price of our securities could be adversely affected. The following factors, among others, may adversely affect the operating performance of our properties:

- the national economic climate and the local or regional economic climate in the markets in which we operate, which may be adversely impacted by, among other factors, industry slowdowns, relocation of businesses and changing demographics;
- periods of economic slowdown or recession, rising interest rates, or declining demand for self-storage or the public perception that any of these events may occur could result in a general decline in rental rates or an increase in tenant defaults;
- the continuation or worsening of the current economic environment;
- local or regional real estate market conditions such as the oversupply of self-storage or a reduction in demand for self-storage in a particular area;
- perceptions by prospective users of our self-storage properties of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located;
- increased operating costs, including the need for capital improvements, insurance premiums, real estate taxes and utilities;
- changes in the supply of or demand for similar or competing properties in an area;
- the impact of environmental protection laws;
- earthquakes, hurricanes and other natural disasters, terrorist acts, civil disturbances or acts of war which may result in uninsured or underinsured losses; and
- changes in tax, real estate and zoning laws.

Recent U.S. and international market and economic conditions have been unprecedented and challenging, with tighter credit conditions and slower growth through the third and fourth quarters of 2008. For the year ended December 31, 2008, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit and other macro-economic factors have contributed to increased market volatility and diminished expectations for the global economy and increased market uncertainty and instability. Continued turbulence in U.S. and international markets may adversely affect our liquidity and financial condition, and the financial condition of our customers. If these market conditions continue, they may result in an adverse effect on our financial condition and results of operations.

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

Virtually all of our leases are on a month-to-month basis. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

We depend upon our on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties we encounter in hiring, training and maintaining skilled field personnel may harm our operating performance.

We had 1,615 field personnel as of February 13, 2009 in the management and operation of our properties. The general professionalism of our site managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. We also rely upon our field personnel to maintain clean and secure self-storage properties. If we are unable to successfully recruit, train and

retain qualified field personnel, the quality of service we strive to provide at our properties could be adversely affected which could lead to decreased occupancy levels and reduced operating performance.

Other self-storage operators may employ STORE or a technology similar to STORE, which could enhance their ability to compete with us.

We rely on STORE, a state-of-the-art, proprietary, web-based tracking and yield management technology, to support all aspects of our business operations and to help us implement new development and acquisition opportunities and strategies. If other self-storage companies obtain a license to use STORE, or employ or develop a technology similar to STORE, their ability to compete with us could be enhanced.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow.

We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property. In addition, if any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

Increases in taxes and regulatory compliance costs may reduce our income.

Costs resulting from changes in real estate tax laws generally are not passed through to tenants directly and will affect us. Increases in income, property or other taxes generally are not passed through to tenants under leases and may reduce our net income, FFO, cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make cash distributions to stockholders, and the trading price of our securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which could similarly adversely affect our business and results of operations.

Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances or materials. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.

Certain environmental laws also impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property even after they no longer own or operate the property. Moreover, the past or present owner or operator from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases.

Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous materials and other regulated substances. For example, environmental laws govern the management of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions.

No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws, ordinances or regulations may impose additional material environmental liability.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. We have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the facility into compliance. If we incur substantial costs to comply with the ADA or other legislation, our financial condition, results of operations, cash flow, per share trading price of our securities and our ability to satisfy our debt service obligations and to make cash distributions to our stockholders could be adversely affected.

Our investments in development and redevelopment projects may not yield anticipated returns, which would harm our operating results and reduce the amount of funds available for distributions.

A component of our growth strategy is exploring new asset development and redevelopment opportunities through strategic joint ventures and on a wholly-owned basis. To the extent that we engage in these development and redevelopment activities, they will be subject to the following risks normally associated with these projects:

- we may be unable to obtain financing for these projects on favorable terms or at all;
- we may not complete development projects on schedule or within budgeted amounts;
- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and

- occupancy rates and rents at newly developed or redeveloped properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

In deciding whether to develop or redevelop a particular property, we make certain assumptions regarding the expected future performance of that property. We may underestimate the costs necessary to bring the property up to the standards established for its intended market position or may be unable to increase occupancy at a newly acquired property as quickly as expected or at all. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or redevelopment projects and harm our operating results, liquidity and financial condition, which could result in a decline in the value of our securities.

We may in the future develop self-storage properties in geographic regions where we do not currently have a significant presence and where we do not possess the same level of familiarity with development, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance.

We rely on the investments of our joint venture partners for funding certain of our development and redevelopment projects. If our reputation in the self-storage industry changes or the number of investors considering us an attractive strategic partner is otherwise reduced, our ability to develop or redevelop properties could be affected, which would limit our growth.

We face competition for the acquisition of self-storage properties and other assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of self-storage properties and other assets, including national, regional and local operators and developers of self-storage properties. These competitors may drive up the price we must pay for self-storage properties or other assets we seek to acquire or may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition would result in increased demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for self-storage properties or other assets, our profitability will be reduced.

We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions may slow our growth, which could in turn adversely affect our stock price.

Our ability to acquire properties on favorable terms and successfully integrate and operate them may be constrained by the following significant risks:

- competition from local investors and other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;

- competition from other potential acquirers may significantly increase the purchase price which could reduce our profitability;
- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;
- failure to finance an acquisition on favorable terms or at all;
- we may spend more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties; and
- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

In addition, strategic decisions by us, such as acquisitions, may adversely affect the price of our securities.

We may not be successful in integrating and operating acquired properties.

We expect to make future acquisitions of self-storage properties. If we acquire any self-storage properties, we will be required to integrate them into our existing portfolio. The acquired properties may turn out to be less compatible with our growth strategy than originally anticipated, may cause disruptions in our operations or may divert management's attention away from day-to-day operations, which could impair our results of operations as a whole.

We do not always obtain independent appraisals of our properties, and thus the consideration paid for these properties may exceed the value that may be indicated by third-party appraisals.

We do not always obtain third-party appraisals in connection with our acquisition of properties and the consideration being paid by us in exchange for those properties may exceed the value as determined by third-party appraisals. In such cases, the terms of any agreements and the valuation methods used to determine the value of the properties were determined by our senior management team.

Risks Related to Our Organization and Structure

Our business could be harmed if key personnel with long-standing business relationships in the self-storage industry terminate their employment with us.

Our success depends, to a significant extent, on the continued services of members of our executive management team. Our executive management team has substantial experience in the self-storage industry. In addition, our ability to continue to develop properties depends on the significant relationships our executive management team has developed with our institutional joint venture partners such as affiliates of Prudential Financial, Inc. There is no guarantee that any of them will remain employed by us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our executive management team could harm our business and our prospects.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may subject us to different risks.

We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and

engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this document. A change in our investment strategy or our entry into new lines of business may increase our exposure to other risks or real estate market fluctuations.

If other self-storage companies convert to an UPREIT structure or if tax laws change, we may no longer have an advantage in competing for potential acquisitions.

Because we are structured as an UPREIT, we are a more attractive acquirer of properties to tax-motivated sellers than our competitors that are not structured as UPREITs. However, if other self-storage companies restructure their holdings to become UPREITs, this competitive advantage will disappear. In addition, new legislation may be enacted or new interpretations of existing legislation may be issued by the Internal Revenue Service ("IRS"), or the U.S. Treasury Department that could affect the attractiveness of our UPREIT structure so that it may no longer assist us in competing for acquisitions.

Tax indemnification obligations may require the Operating Partnership to maintain certain debt levels.

In connection with the formation transactions entered into prior to our IPO in 2004, we agreed to make available to each of Kenneth M. Woolley, our Chairman and Chief Executive Officer, Richard S. Tanner, our Senior Vice President, Development, and other third parties, the following tax protections: for nine years, with a three-year extension if the applicable party continues to own at least 50% of the units in our Operating Partnership ("OP units") received by it in the formation transactions at the expiration of the initial nine-year period, the opportunity to (1) guarantee debt or (2) enter into a special loss allocation and deficit restoration obligation, in an aggregate amount, with respect to the foregoing contributors, of at least $60.0 million. Similar tax protections were provided to third party contributors in connection with property contributions to the Operating Partnership subsequent to the IPO. We agreed to these provisions in order to assist these contributors in preserving their tax position after their contributions. These obligations may require us to maintain certain indebtedness levels that we would not otherwise require for our business.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority.

As of December 31, 2008, we held interests in 348 operating properties through joint ventures. Some of these arrangements could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial conditions and disputes between us and our co-venturers. We expect to continue our joint venture strategy by entering into more joint ventures for the purpose of developing new self-storage properties and acquiring existing properties. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. The decision-making authority regarding the properties we currently hold through joint ventures is either vested exclusively with our joint venture partners, is subject to a majority vote of the joint venture partners or equally shared by us and the joint venture partners. In addition, investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we

may in certain circumstances be liable for the actions of our third-party partners or co-venturers, which could harm our financial condition.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, Spencer F. Kirk, President, Richard S. Tanner, Senior Vice President, Development, Kent W. Christensen, Executive Vice President and Chief Financial Officer, and Charles L. Allen, Executive Vice President and Chief Legal Officer and other members of our senior management team, have outside business interests which could divert their time and attention away from us, which could harm our business.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, as well and certain other members of our senior management team, have outside business interests. These business interests include the ownership of a self-storage property located in Pico Rivera, California. Other than this property, the members of our senior management are not currently engaged in any other self-storage activities outside the Company. Mr. Woolley's employment agreement requires that he devote substantially his full business time and attention to us, however, this agreement also permits him to devote time to his outside business interests. These outside business interests could interfere with his ability to devote time to our business and affairs and as a result, our business could be harmed.

Conflicts of interest could arise as a result of our relationship with our Operating Partnership.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, through our wholly-owned subsidiary, have fiduciary duties, as a general partner, to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, through our wholly-owned subsidiary, as a general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our Company. The partnership agreement of our Operating Partnership does not require us to resolve such conflicts in favor of either our Company or the limited partners in our Operating Partnership. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness, and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that neither we, our direct wholly-owned Massachusetts business trust subsidiary, as the general partner of the Operating Partnership, nor any of our or their trustees, directors or officers, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee, director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective trustees, officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts of interest with certain of our officers.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, Spencer F. Kirk, President, Kent W. Christensen, Executive Vice President and Chief Financial Officer, Charles L. Allen, Executive Vice President and Chief Legal Officer, and Richard S. Tanner, Senior Vice President, Development had direct or indirect ownership interests in certain properties that were contributed to our Operating Partnership in the formation transactions. Following the completion of the formation transactions, we, under the agreements relating to the contribution of such interests, became entitled to indemnification and damages in the event of breaches of representations or warranties made by the contributors. In addition, Kenneth M. Woolley's employment agreement includes an exception to his non-competition covenant pursuant to which he is permitted to devote time to the management of other business interests. None of these contribution and non-competition agreements was negotiated at an arm's-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these contribution and non-competition agreements because of our desire to maintain our ongoing relationships with the individuals party to these agreements.

Certain provisions of Maryland law and our organizational documents, including the stock ownership limit imposed by our charter, may inhibit market activity in our stock and could prevent or delay a change in control transaction.

Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership could jeopardize our qualification as a REIT. These restrictions on ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our securities or otherwise be in the best interests of our stockholders. Different ownership limits apply to the family of Kenneth M. Woolley, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and Spencer F. Kirk, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and certain designated investment entities (as defined in our charter).

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in the best interest of our stockholders.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors could issue additional shares of our common stock or establish a series of preferred stock that could have the

effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our securities or otherwise not be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

To the extent our distributions represent a return of capital for U.S. federal income tax purposes, our stockholders could recognize an increased capital gain upon a subsequent sale of common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his, her, or its common stock, but instead will constitute a return of capital and will reduce such adjusted basis. If distributions result in a reduction of a stockholder's adjusted basis in such holder's common stock, subsequent sales of such holder's common stock will result in recognition of an increased capital gain or decreased capital loss due to the reduction in such adjusted basis.

Risks Related to the Real Estate Industry

Our primary business involves the ownership, operation and development of self-storage properties.

Our current strategy is to own, operate, manage, acquire, develop and redevelop only self-storage properties. Consequently, we are subject to risks inherent in investments in a single industry. Because investments in real estate are inherently illiquid, this strategy makes it difficult for us to diversify our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate and zoning law changes and changes in environmental protection laws may also increase our costs, lower the value of our investments and decrease our income, which would adversely affect our business, financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or

to make those improvements. In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate.

Any investments in unimproved real property may take significantly longer to yield income-producing returns, if at all, and may result in additional costs to us to comply with re-zoning restrictions or environmental regulations.

We have invested in the past, and may invest in the future, in unimproved real property. Unimproved properties generally take longer to yield income-producing returns based on the typical time required for development. Any development of unimproved property may also expose us to the risks and uncertainties associated with re-zoning the land for a higher use or development and environmental concerns of governmental entities and/or community groups. Any unsuccessful investments or delays in realizing an income-producing return or increased costs to develop unimproved real estate could restrict our ability to earn our targeted rate of return on an investment or adversely affect our ability to pay operating expenses which would harm our financial condition and operating results.

Any negative perceptions of the self-storage industry generally may result in a decline in our stock price.

To the extent that the investing public has a negative perception of the self-storage industry, the value of our securities may be negatively impacted, which could result in our securities trading below the inherent value of our assets.

Risks Related to Our Debt Financings

Disruptions in the financial markets could affect our ability to obtain debt financing on reasonable terms and have other adverse effects on us.

The United States credit markets are experiencing significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions and fund current and future development projects. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse effect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. These disruptions in the financial markets may have other adverse effects on us or the economy generally, which could cause our stock price to decline.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to maintain our qualification as a REIT and may expose us to the risk of default under our debt obligations.

As of December 31, 2008, we had approximately $1.3 billion of outstanding indebtedness. We may incur additional debt in connection with future acquisitions and development. We may borrow under

our Credit Line or borrow new funds to finance these future properties. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity and, therefore, we expect to repay our indebtedness through refinancings and equity and/or debt offerings. Further, we may need to borrow funds in order to make cash distributions to maintain our qualification as a REIT or to make our expected distributions.

If we are required to utilize our Credit Line for purposes other than acquisition activity, this will reduce the amount available for acquisitions and could slow our growth. Therefore, our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions or to continue to make distributions required to maintain our qualification as a REIT;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
- because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;
- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;
- after debt service, the amount available for cash distributions to our stockholders is reduced;
- our debt level could place us at a competitive disadvantage compared to our competitors with less debt;
- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
- we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
- our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in a default on other indebtedness or result in the foreclosures of other properties.

We could become highly leveraged in the future because our organizational documents contain no limitation on the amount of debt we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our portfolio at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated cash distributions and/or to continue to make cash distributions to maintain our REIT qualification, and could harm our financial condition.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make cash distributions to our stockholders.

As of December 31, 2008 we had approximately $1.3 billion of debt outstanding, of which approximately $152.4 million or 11.7% was subject to variable interest rates (including $61.8 million on which we had a reverse interest rate swap). This variable rate debt had a weighted average interest rate of approximately 1.6% per annum. Increases in interest rates on this variable rate debt would increase our interest expense, which could harm our cash flow and our ability to pay cash distributions. For example, if market rates of interest on this variable rate debt increased by 100 basis points, the increase in interest expense would decrease future earnings and cash flows by approximately $1.5 million annually.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make cash distributions to our stockholders.

Risks Related to Qualification and Operation as a REIT

To maintain our qualification as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we are subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. While historically we have satisfied these distribution requirements by making cash distributions to our shareholders, a REIT is permitted to satisfy these requirements by making distributions of cash or other property, including, in limited circumstances, its own stock. For distributions with respect to taxable years ending on or before December 31, 2009, recent Internal Revenue Service guidance allows us to satisfy up to 90% of the distribution requirements discussed above through the distribution of shares of our stock, if certain conditions are met. Assuming we continue to satisfy these distributions requirements with cash, we may need to borrow funds on a short-term basis, or possibly long-term, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for dividends paid by domestic corporations to individual U.S. stockholders is 15% (through 2010). Dividends paid by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our securities.

In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to corporate dividends, which could negatively affect the value of our properties.

Possible legislative or other actions affecting REITs could adversely affect our stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders will be changed.

The power of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our net taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We believe we operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code. If we fail to qualify as a REIT or lose our qualification as a REIT at any time, we will face serious tax consequences that would substantially reduce the funds available for distribution for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following a year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that our U.S. individual stockholders would be taxed on our dividends at capital gains rates, and our U.S. corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the relief provisions under the Internal Revenue Code in order to maintain our REIT status, we may nevertheless be required to pay penalty taxes of $50,000 or more for each such failure. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our gross income and the owners of our stock. Our ability to satisfy the asset tests depends upon our analysis of the fair market value of our assets, some of which are not susceptible to precise determination, and for which we will not obtain independent appraisals. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains, and we will be subject to income tax at regular corporate rates to the extent we distribute less than 100% of our net taxable income including capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although we believe that we have been organized and have operated in a manner that is intended to allow us to qualify for taxation as a REIT, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes. We have not requested and do not plan to request a ruling from the Internal Revenue Service regarding our qualification as a REIT.

We will pay some taxes.

Even though we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some U.S. federal, state and local taxes on our income and property. Extra Space Management, Inc. manages self-storage properties for our joint venture properties and properties owned by third parties. We, jointly with Extra Space Management, Inc., elected to treat Extra Space Management, Inc. as a "taxable REIT subsidiary" of our Company for U.S. federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation, and may be limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on certain amounts if the economic arrangements among our tenants, our taxable REIT subsidiary and us are not comparable to similar arrangements among unrelated parties or if we receive payments for inventory or property held for sale to customers in the ordinary course of business. Also, if we sell property as a dealer (i.e., to customers in the ordinary course of our trade or business), we will be subject to a 100% penalty tax on any gain arising from such sales. While we don't intend to sell properties as a dealer, the IRS could take a contrary position. To the extent that we are or our taxable REIT subsidiary is required to pay U.S. federal, state or local taxes, we will have less cash available for distribution to stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. Thus, compliance with the REIT requirements may adversely affect our ability to operate solely to maximize profits.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2008, we owned or had ownership interests in 627 operating self-storage properties. Of these properties, 279 are wholly-owned and 348 are held in joint ventures. In addition, we managed an additional 67 properties for franchisees or third parties bringing the total number of properties which we own and/or manage to 694. These properties are located in 33 states and Washington, D.C. We receive a management fee equal to approximately 6% of gross revenues to manage the joint venture, third party and franchise sites. As of December 31, 2008, we own and or manage approximately 50 million square feet of rentable space configured in approximately 475,000 separate storage units. Approximately 70% of our properties are clustered around large population centers, such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco/Oakland. These markets contain above-average population and income demographics for new self-storage properties. The clustering of assets around these population centers enables us to reduce our operating costs through economies of scale. Our acquisitions have given us an increased scale in many core markets as well as a foothold in many markets where we had no previous presence.

We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. We consider a property to be stabilized once it has achieved either an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

As of December 31, 2008, over 300,000 tenants were leasing storage units at the 694 operating properties that we own and/or manage, primarily on a month-to-month basis, providing the flexibility to increase rental rates over time as market conditions permit. Although leases are short-term in duration, the typical tenant tends to remain at our properties for an extended period of time. For properties that were stabilized as of December 31, 2008, the median length of stay was approximately eleven months.

Our property portfolio is made up of different types of construction and building configurations depending on the site and the municipality where it is located. Most often sites are what we consider "hybrid" facilities, a mix of both drive-up buildings and multi-floor buildings. We have a number of multi-floor buildings with elevator access only, and a number of facilities featuring ground-floor access only.

The following table sets forth additional information regarding the occupancy of our stabilized properties on a state-by-state basis as of December 31, 2008 and 2007. The information as of December 31, 2007 is on a pro forma basis as though all the properties owned at December 31, 2008 were under our control as of December 31, 2007.

Stabilized Property Data Based on Location

Location	Number of Properties	Company Number of Units as of December 31, 2008(1)	Pro forma Number of Units as of December 31, 2007	Company Net Rentable Square Feet as of December 31, 2008(2)	Pro forma Net Rentable Square Feet as of December 31, 2007	Company Square Foot Occupancy % December 31, 2008	Pro forma Square Foot Occupancy % December 31, 2007
Wholly-owned properties							
Alabama	1	582	585	76,260	76,685	78.6%	75.7%
Arizona	4	2,261	2,264	279,863	279,868	81.9%	89.1%
California	44	35,632	36,307	3,452,076	3,476,154	82.5%	82.9%
Colorado	8	3,803	3,812	476,409	476,109	82.7%	85.1%
Connecticut	2	1,344	1,357	123,265	123,265	77.0%	78.5%
Florida	29	19,317	19,384	2,028,022	2,028,457	80.7%	83.4%
Georgia	12	6,433	6,447	837,292	835,386	82.5%	85.0%
Hawaii	2	2,862	2,876	151,445	150,088	78.8%	79.3%
Illinois	5	3,263	3,268	339,844	339,389	79.9%	82.4%
Indiana	6	3,525	3,526	415,156	415,107	84.4%	88.0%
Kansas	1	506	506	49,940	49,940	87.1%	90.4%
Kentucky	3	1,583	1,591	194,220	194,470	84.2%	82.9%
Louisiana	2	1,408	1,411	148,915	148,155	87.0%	87.2%
Maryland	10	7,948	7,936	846,979	843,501	81.1%	83.6%
Massachusetts	25	14,349	14,373	1,502,038	1,503,715	81.9%	81.3%
Michigan	2	1,021	1,040	132,410	135,474	86.3%	84.5%
Missouri	6	3,159	3,177	374,587	375,557	80.0%	83.0%
Nevada	2	1,250	1,253	132,215	132,065	87.0%	83.9%
New Hampshire	2	1,006	1,007	125,909	125,909	84.7%	82.9%
New Jersey	23	18,860	18,851	1,838,021	1,833,118	82.6%	83.2%
New Mexico	1	541	503	69,030	61,690	83.9%	87.1%
New York	10	8,690	8,754	610,707	610,543	79.4%	81.7%
Ohio	4	2,032	2,027	274,132	273,236	85.8%	82.5%
Oregon	1	766	764	103,530	103,450	79.4%	88.5%
Pennsylvania	8	6,148	6,145	638,325	639,377	81.9%	83.0%
Rhode Island	1	730	726	75,521	75,201	89.0%	87.6%
South Carolina	3	1,554	1,554	178,719	178,689	83.1%	90.9%
Tennessee	6	3,492	3,527	474,047	476,612	82.8%	81.7%
Texas	19	11,817	11,858	1,337,843	1,337,182	84.9%	87.2%
Utah	3	1,540	1,533	210,876	210,640	84.4%	91.1%
Virginia	4	2,891	2,889	272,047	272,699	85.1%	82.3%
Washington	4	2,548	2,537	307,025	306,115	84.4%	89.4%
Total Wholly-Owned Stabilized	**253**	**172,861**	**173,788**	**18,076,668**	**18,087,846**	**82.4%**	**83.8%**

Location	Number of Properties	Company Number of Units as of December 31, 2008(1)	Pro forma Number of Units as of December 31, 2007	Company Net Rentable Square Feet as of December 31, 2008(2)	Pro forma Net Rentable Square Feet as of December 31, 2007	Company Square Foot Occupancy % December 31, 2008	Pro forma Square Foot Occupancy % December 31, 2007
Joint-venture properties							
Alabama	3	1,709	1,708	205,883	205,638	84.9%	85.2%
Arizona	11	6,861	6,900	751,364	751,526	84.2%	87.0%
California	76	54,473	54,548	5,585,700	5,591,712	85.0%	87.5%
Colorado	2	1,334	1,333	158,413	158,063	80.6%	81.3%
Connecticut	8	5,988	5,979	692,320	690,424	78.8%	77.3%
Delaware	1	588	589	71,655	71,655	82.9%	91.8%
Florida	23	19,238	19,314	1,938,511	1,951,316	80.2%	83.9%
Georgia	3	1,885	1,889	246,926	246,926	77.1%	81.0%
Illinois	6	3,989	4,005	429,292	431,547	83.7%	80.7%
Indiana	8	3,149	3,153	405,109	406,503	80.8%	85.8%
Kansas	3	1,214	1,217	161,240	163,705	79.7%	82.2%
Kentucky	4	2,285	2,286	268,434	268,547	83.7%	86.9%
Maryland	13	10,213	10,223	1,013,588	1,013,293	82.5%	84.2%
Massachusetts	17	9,243	9,266	1,046,534	1,047,395	80.0%	81.5%
Michigan	10	5,930	5,955	784,263	784,303	82.5%	86.2%
Missouri	2	956	954	117,795	118,195	82.9%	84.6%
Nevada	7	4,614	4,638	618,998	620,179	81.8%	88.8%
New Hampshire	3	1,317	1,321	137,754	137,554	84.1%	85.1%
New Jersey	21	15,680	15,699	1,648,331	1,655,143	80.4%	80.9%
New Mexico	9	4,691	4,691	538,144	538,264	81.9%	81.6%
New York	21	22,117	22,158	1,716,372	1,720,225	84.4%	86.7%
Ohio	11	5,019	5,017	754,187	749,427	78.0%	81.4%
Oregon	2	1,294	1,289	136,980	136,660	79.1%	88.6%
Pennsylvania	10	7,228	7,225	764,300	763,544	83.9%	84.3%
Rhode Island	1	607	610	73,880	73,880	73.3%	71.5%
Tennessee	22	11,784	11,802	1,547,846	1,549,313	81.7%	85.3%
Texas	18	11,738	11,836	1,549,071	1,521,306	80.4%	78.9%
Utah	1	519	520	59,050	59,500	83.7%	88.9%
Virginia	16	11,282	11,292	1,191,543	1,192,163	83.6%	84.0%
Washington	1	551	551	62,730	62,730	83.4%	88.3%
Washington, DC	1	1,536	1,536	102,003	102,003	88.5%	89.5%
Total Stabilized Joint-Ventures	**334**	**229,032**	**229,504**	**24,778,216**	**24,782,639**	**82.4%**	**84.4%**
Managed properties							
Alabama	2	825	826	95,175	95,207	80.6%	89.6%
California	6	3,907	3,922	488,110	488,835	74.7%	77.1%
Florida	1	650	653	51,966	52,096	84.4%	91.9%
Georgia	5	2,726	2,755	406,476	416,408	72.3%	79.1%
Illinois	4	2,328	2,331	263,120	248,780	69.8%	71.2%
Maryland	6	4,175	4,152	429,305	427,814	83.4%	85.0%
Nevada	2	1,576	1,576	171,555	171,555	80.3%	84.4%
New Jersey	4	3,906	3,918	362,500	362,787	78.8%	77.3%
New Mexico	2	1,106	1,101	131,767	131,707	81.2%	86.8%
New York	1	703	706	77,955	78,075	81.2%	84.2%
Pennsylvania	3	1,378	1,387	176,211	176,211	69.9%	72.6%
Tennessee	2	883	886	130,385	130,750	83.6%	91.4%
Texas	3	1,650	1,660	194,935	195,095	90.1%	88.5%
Utah	1	371	371	46,905	46,955	98.1%	99.3%
Virginia	5	3,472	3,475	345,062	344,817	79.7%	82.3%
Washington, DC	2	1,255	1,255	111,759	111,759	82.8%	80.8%
Total Stabilized Managed Properties	**49**	**30,911**	**30,974**	**3,483,186**	**3,478,851**	**78.5%**	**81.2%**
Total Stabilized Properties	**636**	**432,804**	**434,266**	**46,338,070**	**46,349,336**	**82.1%**	**83.9%**

(1) Represents unit count as of December 31, 2008, which may differ from December 31, 2007 unit count due to unit conversions or expansions.

(2) Represents net rentable square feet as of December 31, 2008, which may differ from December 31, 2007 net rentable square feet due to unit conversions or expansions.

The following table sets forth additional information regarding the occupancy of our lease-up properties on a state-by-state basis as of December 31, 2008 and 2007. The information as of December 31, 2007 is on a pro forma basis as though all the properties owned at December 31, 2008 were under our control as of December 31, 2007.

Lease-up Property Data Based on Location

		Company	Pro forma	Company	Pro forma	Company	Pro forma
Location	**Number of Properties**	**Number of Units as of December 31, 2008(1)**	**Number of Units as of December 31, 2007**	**Net Rentable Square Feet as of December 31, 2008(2)**	**Net Rentable Square Feet as of December 31, 2007**	**Square Foot Occupancy % December 31, 2008**	**Square Foot Occupancy % December 31, 2007**
Wholly-owned properties							
Arizona	1	583	586	67,375	67,375	74.0%	77.5%
California	8	5,652	2,738	642,154	331,491	42.6%	57.4%
Connecticut	1	684	683	54,850	54,840	72.0%	72.8%
Florida	3	2,070	1,258	230,379	157,305	59.4%	73.3%
Illinois	4	2,745	718	276,315	79,250	23.9%	9.6%
Maryland	2	1,408	622	149,758	76,070	27.0%	0.0%
Massachusetts	4	2,994	2,951	287,174	287,965	61.5%	63.9%
Pennsylvania	1	422	422	46,930	46,930	75.5%	78.6%
South Carolina	1	488	513	59,367	67,045	82.2%	86.7%
Texas	1	606	617	64,650	64,650	81.0%	77.4%
Total Wholly-Owned Lease-up	**26**	**17,652**	**11,108**	**1,878,952**	**1,232,921**	**48.9%**	**59.6%**
Joint-venture properties							
California	5	3,537	3,593	380,423	380,681	60.6%	44.8%
Florida	1	906	772	108,085	114,825	38.4%	48.4%
Illinois	3	2,490	2,495	264,757	264,527	78.6%	66.9%
Maryland	1	855	944	71,349	73,672	74.4%	58.7%
New Jersey	2	1,345	635	117,238	57,335	17.4%	23.5%
New York	1	1,574	1,578	115,885	116,190	78.4%	77.5%
Rhode Island	1	494	499	55,805	55,570	56.1%	35.0%
Total Lease-up Joint-Ventures	**14**	**11,201**	**10,516**	**1,113,542**	**1,062,800**	**60.7%**	**53.6%**
Managed properties							
California	1	1,053	—	100,040	—	17.6%	0.0%
Colorado	1	536	—	60,870	—	45.3%	0.0%
Florida	2	1,396	—	134,751	—	23.5%	0.0%
Georgia	7	4,399	836	571,579	147,469	26.5%	48.0%
Massachusetts	3	2,788	2,146	260,409	189,944	51.4%	65.0%
New Jersey	1	860	862	77,905	78,030	45.8%	28.0%
Pennsylvania	1	1,129	1,128	104,875	104,850	20.4%	10.9%
Tennessee	1	510	510	68,960	66,960	45.4%	52.0%
Virginia	1	480	—	63,809	—	22.1%	0.0%
Total Lease-up Managed	**18**	**13,151**	**5,482**	**1,443,198**	**587,253**	**32.2%**	**44.7%**
Total Lease-up Properties	**58**	**42,004**	**27,106**	**4,435,692**	**2,882,974**	**46.4%**	**54.3%**

(1) Represents unit count as of December 31, 2008, which may differ from December 31, 2007 unit count due to unit conversions or expansions.

(2) Represents net rentable square feet as of December 31, 2008, which may differ from December 31, 2007 net rentable square feet due to unit conversions or expansions.

Item 3. Legal Proceedings

We are involved in various litigation and legal proceedings in the ordinary course of business. We are not a party to any material litigation or legal proceedings, or to the best of our knowledge, any threatened litigation or legal proceedings which, in the opinion of management, will have a material adverse effect on our financial condition or results of operations either individually or in the aggregate.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the quarter ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "EXR" since our IPO on August 17, 2004. Prior to that time there was no public market for our common stock.

The following table sets forth, for the periods indicated, the high and low bid price for our common stock as reported by the NYSE and the per share dividends declared:

Year	Quarter	Range High	Range Low	Dividends Declared
2007	1st	20.55	17.85	0.2275
	2nd	19.99	16.26	0.2275
	3rd	16.84	13.60	0.2275
	4th	16.63	13.10	0.2500
2008	1st	17.41	12.33	0.2500
	2nd	17.90	15.08	0.2500
	3rd	17.74	13.67	0.2500
	4th	15.53	5.98	0.2500

On February 13, 2009, the closing price of our common stock as reported by the NYSE was $6.72. At February 13, 2009, we had 296 holders of record of our common stock.

Holders of shares of common stock are entitled to receive distributions when declared by our board of directors out of any assets legally available for that purpose. As a REIT, we are required to distribute at least 90% of our "REIT taxable income," which is generally equivalent to our net taxable ordinary income, determined without regard to the deduction for dividends paid to our stockholders annually in order to maintain our REIT qualification for U.S. federal income tax purposes.

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this annual Report on Form 10-K.

Unregistered Sales of Equity Securities

On October 10 and October 31, 2008, we acquired four properties in Indiana from an unrelated third party for cash of approximately $16.0 million and 270,406 OP units valued at approximately $3.6 million. The OP units were issued in a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Subject to certain lock-up periods and adjustments, the units are generally exchangeable into our common stock on a one-for-one basis or an equivalent amount of cash, at our option.

Item 6. Selected Financial Data

The following table sets forth the selected financial data and should be read in conjunction with the Financial Statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. The financial data covered in this section for the period from January 1, 2004 to August 16, 2004 contain the results of operations and financial condition of Extra Space Storage LLC and its subsidiaries, the predecessor to Extra Space Storage Inc. and its subsidiaries, prior to the consummation of Extra Space Storage Inc.'s initial public offering on

August 17, 2004, and various formation transactions. (Dollars in thousands, except share and per share data.)

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Revenues:					
Property rental	$ 235,695	$ 206,315	$ 170,993	$ 120,640	$ 62,656
Fees and other income	37,556	32,551	26,271	14,088	3,064
Total revenues	273,251	238,866	197,264	134,728	65,720
Expenses:					
Property operations	84,522	73,070	62,243	45,963	26,066
Tenant reinsurance	5,066	4,710	2,328	1,023	—
Unrecovered development and acquisition costs	1,727	765	269	302	739
General and administrative	40,427	36,722	35,600	24,081	12,465
Depreciation and amortization	49,566	39,801	37,172	31,005	15,552
Total expenses	181,308	155,068	137,612	102,374	54,822
Income before interest, equity in earnings of real estate ventures, gain on repurchase of exchangeable of senior notes, loss on debt extinguishments, loss on investments available for sale, Preferred Operating Partnership, minority interests, and gain on sale of real estate assets	91,943	83,798	59,652	32,354	10,898
Interest expense	(64,611)	(61,015)	(50,953)	(42,549)	(28,491)
Interest income	8,249	10,417	2,469	1,625	251
Equity in earnings of real estate ventures	6,932	5,300	4,693	3,170	1,387
Gain on repurchase of exchangeable senior notes	7,970	—	—	—	—
Loss on debt extinguishments	—	—	—	—	(3,523)
Loss on investments available for sale	(1,415)	(1,233)	—	—	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	1,054	—	—	—
Minority interest in operating partnership and other minority interests	(2,180)	(2,227)	(985)	434	(733)
Income (loss) before gain on sale of real estate assets	46,888	36,094	14,876	(4,966)	(20,211)
Gain on sale of real estate assets	—	—	—	—	1,749
Net income (loss)	46,888	36,094	14,876	(4,966)	(18,462)
Fixed distribution paid to Preferred Operating Partnership unit holder	—	(1,510)	—	—	—
Preferred return on Class B, C, and E units	—	—	—	—	(5,758)
Loss on early redemption of Fidelity minority interest	—	—	—	—	(1,478)
Net income (loss) attributable to common stockholders	$ 46,888	$ 34,584	$ 14,876	$ (4,966)	$ (25,698)
Net income (loss) per common share					
Basic	$ 0.61	$ 0.53	$ 0.27	$ (0.14)	$ (1.68)
Diluted	$ 0.61	$ 0.53	$ 0.27	$ (0.14)	$ (1.68)
Weighted average number of shares					
Basic	76,557,550	64,688,741	54,998,935	35,481,538	15,282,725
Diluted	81,913,784	70,503,668	59,291,749	35,481,538	15,282,725
Cash dividends paid per common share(1)	$ 1.00	$ 0.93	$ 0.91	$ 0.91	$ 0.34
Balance Sheet Data					
Total assets	$ 2,291,008	$ 2,054,075	$ 1,669,825	$ 1,420,192	$ 748,484
Total notes payable, notes payable to trusts and lines of credit	$ 1,299,851	$ 1,319,771	$ 948,174	$ 866,783	$ 472,977
Minority interests	$ 61,299	$ 64,982	$ 35,158	$ 36,235	$ 21,453
Total stockholders' equity	$ 872,463	$ 619,921	$ 643,555	$ 480,128	$ 243,607
Other Data					
Net cash provided by (used in) operating activities	$ 96,664	$ 101,332	$ 76,885	$ 17,463	$ (6,158)
Net cash used in investing activities	$ (222,754)	$ (253,579)	$ (239,778)	$ (614,834)	$ (261,298)
Net cash provided by financing activities	$ 172,685	$ 98,823	$ 205,041	$ 601,695	$ 280,039

(1) 2004 dividend based on an annual dividend of $0.91 per common share. 2007 dividend based on an annual dividend of $0.91 per common share for the first three quarters and $1.00 per common share for the fourth quarter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Form 10-K entitled "Statements Regarding Forward-Looking Information." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Form 10-K entitled "Risk Factors." (Dollars in thousands, except share and per share data.)

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or REIT, formed to continue the business commenced in 1977 by our predecessor companies to own, operate, manage, acquire, develop and redevelop professionally managed self-storage properties. Since 1996, our fully integrated development and acquisition teams have completed the development or acquisition of more than 640 self-storage properties.

At December 31, 2008, we owned, had an ownership interest in, or managed 694 operating properties in 33 states and Washington, D.C. As of December 31, 2008, 279 of our operating properties were wholly-owned, we held joint venture interests in 348 operating properties, and our taxable REIT subsidiary, Extra Space Management, Inc., operated an additional 67 properties that are owned by franchisees or third parties in exchange for a management fee. These operating properties contain approximately 50 million square feet of rentable space contained in approximately 475,000 units and currently serve a customer base of over 300,000 tenants.

Our properties are generally situated in convenient, highly visible locations clustered around large population centers such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco/Oakland. These areas all enjoy above average population growth and income levels. The clustering of our assets around these population centers enables us to reduce our operating costs through economies of scale. We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. A property is considered to be stabilized once it has achieved an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

To maximize the performance of our properties, we employ a state-of-the-art, proprietary, web-based tracking and yield management technology called STORE. Developed by our management team, STORE enables us to analyze, set and adjust rental rates in real time across our portfolio in order to respond to changing market conditions. In addition, we also have an industry leading revenue management system (called "RevMan"). We believe that the combination of STORE's yield management capabilities and the systematic processes developed by our team using RevMan allows us to more proactively manage revenues.

We derive substantially all of our revenues from rents received from tenants under existing leases at each of our self-storage properties, from management fees on the properties we manage for joint-venture partners, franchisees and unaffiliated third parties and from our tenant reinsurance program. Our management fee is equal to approximately 6% of total revenues generated by the managed properties.

We operate in competitive markets, often where consumers have multiple self-storage properties from which to choose. Competition has impacted, and will continue to impact our property results. We experience seasonal fluctuations in occupancy levels, with occupancy levels generally higher in the summer months due to increased moving activity. Our operating results depend materially on our

ability to lease available self-storage units, to actively manage unit rental rates, and on the ability of our tenants to make required rental payments. We believe that we are able to respond quickly and cffcctively to changes in local, regional and national economic conditions by adjusting rental rates through the use of STORE, and through the use of RevMan.

We continue to evaluate and implement a range of new initiatives and opportunities in order to enable us to maximize stockholder value. Our strategies to maximize stockholder value include the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We plan to pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team will seek to maximize revenue by responding to changing market conditions through our technology system's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than the majority of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.
- ***Expand our management business.*** Our management business enables us to generate increased revenues through management fees and expand our geographic footprint. This expanded footprint enables us to reduce our operating costs through economies of scale. In addition, we see our management business as a future acquisition pipeline. We expect to pursue strategic relationships with owners that should strengthen our acquisition pipeline through agreements which give us first right of refusal to purchase the managed property in the event of a potential sale. Twenty-one of the 50 acquisitions we completed in 2008 and 2007 came from this channel.
- ***Acquire self-storage properties from strategic partners and third parties.*** Our acquisitions team will continue to selectively pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. We have sought to establish a reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close acquisitions. In addition, our status as an UPREIT enables flexibility when structuring deals.
- ***Develop new self-storage properties.*** We currently have joint venture and wholly-owned development properties and may continue selectively to develop new self-storage properties in our core markets. Our development pipeline through 2010 includes 26 projects.

During 2008, we acquired 11 wholly-owned properties and we completed the development of nine properties in our core markets. Of the completed development properties, eight are wholly-owned, and one is owned by us in a joint venture. Joint venture properties provide us with a potential acquisition pipeline in the future. Fourteen development properties are scheduled for completion in 2009, 11 of which are wholly-owned and three of which will be owned by us in joint ventures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies..We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following are our most critical accounting policies:

CONSOLIDATION: We follow FASB Interpretation No. 46R, "*Consolidation of Variable Interest Entities*" ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIEs"). Under

FIN 46R, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

Under FIN 46R, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE pursuant to FIN 46R, the enterprise that is deemed to absorb a majority of the expected losses or receive a majority of expected residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of FIN 46R, we have concluded that under certain circumstances when we (1) enter into option agreements for the purchase of land or facilities from an entity and pay a non-refundable deposit, or (2) enter into arrangements for the formation of joint ventures, a VIE may be created under condition (i), (ii) (b) or (c) of the previous paragraph. For each VIE created, we have considered expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46R. If we are determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with our financial statements. Additionally, our Operating Partnership has notes payable to three trusts that are VIEs under condition (ii)(a) above. Since the Operating Partnership is not the primary beneficiary of the trusts, these VIEs are not consolidated.

REAL ESTATE ASSETS: Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with our acquisition of properties, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values. The value of the tangible assets, consisting of land and buildings, are determined as if vacant, that is, at replacement cost. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values. We measure the value of tenant relationships based on our historical experience with turnover in our facilities. We amortize to expense the tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated to be 18 months).

Intangible lease rights include: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the term of the leases and (2) intangibles related to ground leases on four properties that were acquired in 2007. These ground leases were assumed by the Company at rates that were lower than the current market rates for similar leases. The value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

EVALUATION OF ASSET IMPAIRMENT: We evaluate long-lived assets which are held for use for impairment when events or circumstances indicate that there may be an impairment. If such events occur, we compare the carrying value of these long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the asset exceeds the undiscounted future net operating cash flows attributable to the asset. The

impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.

When real estate assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the fair value, net of selling costs. If the estimated fair value, net of selling costs, of the assets that have been identified for sale are less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for sale or sold during the period are presented as discontinued operations for all periods presented.

INVESTMENTS AVAILABLE FOR SALE: We account for our investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," which requires securities classified as "available for sale" to be stated at fair value. Adjustments to the fair value of available for sale securities are recorded as a component of other comprehensive income. A decline in the fair value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. We classified our investments in auction rate securities as investments available for sale in the accompanying balance sheet. These investments were carried at fair value with unrealized gains and losses included in accumulated other comprehensive deficit. Unrealized losses that were other-than-temporary were recognized in earnings. We had no investments available for sale as of December 31, 2008.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable, line of credit and other liabilities reflected in the consolidated balance sheets at December 31, 2008 and 2007 approximate fair value. The fair value of the note receivable to the Preferred OP unit holder at December 31, 2008 and 2007 was $124,024 and $108,915, respectively. The carrying value of the note receivable to the Preferred OP unit holder at December 31, 2008 and 2007 was $100,000 and $100,000 respectively. The aggregate fair value of fixed rate notes payable and notes payable to trusts at December 31, 2008 and 2007 was $1,062,949 and $968,519, respectively. The carrying value of these fixed rate notes payable and notes payable to trusts at December 31, 2008 and 2007 was $937,756 and $944,916, respectively. The fair value of our exchangeable senior notes at December 31, 2008 and 2007 was $131,039 and $286,947, respectively. The carrying value of the exchangeable senior notes at December 31, 2008 and 2007 was $209,663 and $250,000, respectively.

INVESTMENTS IN REAL ESTATE VENTURES: Our investments in real estate joint ventures where we have significant influence but not control, and joint ventures which are VIEs in which we are not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Under the equity method, our investment in real estate ventures is stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on our ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, we follow the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets) in which case it is reported as an investing activity.

Our management assesses whether there are any indicators that the value of our investments in unconsolidated real estate ventures may be impaired when events or circumstances indicate that there

may be an impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and it is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: Statement of Financial Accounting Standards ("SFAS") No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income, outside of earnings and subsequently reclassified to earnings when the hedged transaction affects earnings.

CONVERSION OF OPERATING PARTNERSHIP UNITS: Conversions of Operating Partnership units to common stock, when converted under the original provisions of the agreement, are accounted for by reclassifying the underlying net book value of the units from minority interest to equity in accordance with EITF No. 95-7, "*Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts.*"

REVENUE AND EXPENSE RECOGNITION: Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized in income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the management agreements. Tenant reinsurance premiums are recognized as revenues over the period of insurance coverage. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

REAL ESTATE SALES: We evaluate real estate sales for both sale recognition and profit recognition in accordance with the provisions of SFAS No. 66, "*Accounting for Sales of Real Estate*." In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

INCOME TAXES: We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, among other things, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income tax with respect to that portion of our income which meets certain criteria and is distributed

annually to our stockholders. We plan to continue to operate so that we meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax. We are subject to certain state and local taxes. Provision for such taxes has been included in property operating and general and administrative expenses in our consolidated statements of operations.

We have elected to treat one of our corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary ("TRS"). In general, our TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, *"Accounting for Income Taxes"* ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

We adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), an interpretation of FAS 109, on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, there were no material unrecognized tax benefits. At December 31, 2008 and 2007, there were also no material unrecognized tax benefits.

Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2008 and 2007, the Company had no interest or penalties related to uncertain tax provisions.

STOCK-BASED COMPENSATION: Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes SFAS No. 123, *"Accounting for Stock-Based Compensation"* and Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). We adopted SFAS 123R using the modified prospective application method of adoption which requires us to record compensation cost related to non-vested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over their remaining service period with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *"Fair Value Measurements"* ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Statement of Position No. 157-2, *"Effective Date of FASB Statement No. 157"* (the "FSP"). The FSP amends FAS 157 to delay the effective date for FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within that scope, the FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We adopted FAS 157 effective January 1, 2008, except as it relates to nonfinancial assets and liabilities

that are not recognized or disclosed at fair value in the financial statements on a recurring basis as allowed under the FSP.

In February 2007, the FASB issued Statement No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. We adopted FAS 159 effective January 1, 2008, but did not elect to measure any additional financial assets or liabilities at fair value.

In December 2007, the FASB issued revised Statement No. 141, *"Business Combinations"* ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the assets acquired and liabilities assumed. Generally, assets acquired and liabilities assumed in a transaction will be recorded at the acquisition-date fair value with limited exceptions. FAS 141(R) will also change the accounting treatment and disclosure for certain specific items in a business combination. Transaction costs associated with the acquisition will be expensed upon close of the acquisition. FAS 141(R) applies proactively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. FAS141(R) will be applied to all acquisitions with closing dates after December 31, 2008.

In December 2007, the FASB issued Statement No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51"* ("FAS 160"). FAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests, with all other requirements applied prospectively. As of December 31, 2008 and 2007, minority interests in the accompanying consolidated balance sheets were $61,299 and $64,982, respectively. These amounts will be recharacterized as non-controlling interests as a component of equity when FAS 160 is adopted. FAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In March 2008, the FASB issued Statement No. 161, *"Disclosures about Derivative Instruments and Hedging Activities,"* an amendment of FASB Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("FAS 161"). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 also encourages but does not require comparative disclosures for earlier periods at initial adoption. We are currently evaluating the extent of the footnote disclosures required by FAS 161 and the impact, if any, that it will have on our financial statements.

In December 2007, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 110, which was effective January 1, 2008, and amends and replaces SAB No. 107, *"Share-Based Payment."* SAB No. 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an

estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), *"Share-Based Payment."* Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB No. 107, was scheduled to expire on December 31, 2007. SAB No. 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB No. 110 did not have a significant effect on our financial statements.

In May 2008, the FASB issued FASB Statement of Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"). Under FSP APB 14-1, entities with convertible debt instruments that may be settled entirely or partially in cash upon conversion should separately account for the liability and equity components of the instrument in a manner that reflects the issuer's economic interest cost. The effect of the adoption FSP APB 14-1 on the Company's exchangeable senior notes is that the equity component will be included in the paid-in-capital section of stockholders' equity on the consolidated balance sheet and the value of the equity component will be treated as original issue discount for purposes of accounting for the debt component. The original issue discount will be amortized over the period of the debt as additional interest expense. FSP APB 14-1 will be effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. We expect an annual increase of approximately $4,500 of non-cash interest expense as a result of the adoption of FSP APB 14-1.

In April 2008, the FASB issued FASB Staff Position SFAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP SFAS No. 142-3"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used in determining the useful life of a recognized intangible asset under Statement of Financial Accounting Standard No. 142, *"Goodwill and Other Intangible Assets."* This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP SFAS No. 142-3 is effective for fiscal years beginning after December 15, 2008, and early adoption is prohibited. The impact of FSP SFAS No. 142-3 will depend upon the nature, terms, and size of the acquisitions that we consummate after the effective date.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,"* ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, *"Earnings per Share."* FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. We are required to adopt FSP EITF 03-6-1 in the first quarter of 2009 and do not believe that it will have a material affect on our financial statements.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Overview

Results for the year ended December 31, 2008 included the operations of 627 properties (283 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2007, which included operations of 606 properties (262 of which were consolidated and 344 of which were in joint ventures accounted for

using the equity method). Results for both periods also included equity in earnings of real estate ventures, third-party management and franchise fees, tenant reinsurance, and other income.

Revenues

The following table sets forth information on revenues earned for the years indicated:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
Revenues:				
Property rental	$235,695	$206,315	$29,380	14.2%
Management and franchise fees	20,945	20,598	347	1.7%
Tenant reinsurance	16,091	11,049	5,042	45.6%
Other income	520	904	(384)	(42.5)%
Total revenues	$273,251	$238,866	$34,385	14.4%

Property Rental—The increase in property rental revenues consists of $24,437 associated with acquisitions completed in 2008 and 2007, $2,782 associated with rental rate increases at stabilized properties and $2,161 from increases in occupancy and rental rates at lease-up properties.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint ventures, franchisees and third parties. Management fees generally represent 6.0% of cash collected from properties owned by third party, franchisees and unconsolidated joint ventures. Revenues from management and franchise fees have remained fairly stable compared to the previous year. Increased revenues at our joint venture, franchise, and third-party managed sites related to rental rate and occupancy increases have been partially offset by lost management fees due to the termination of certain management agreements mainly due to the acquisition of the managed properties.

Tenant Reinsurance—The increase in tenant reinsurance revenues is due to the fact that during the year ended December 31, 2008, we promoted the tenant reinsurance program and successfully increased overall customer participation to approximately 47% at December 31, 2008 compared to approximately 34% at December 31, 2007.

Other Income—The decrease in other income is primarily due a decrease in development fee revenues earned because of a decrease in the volume of development relating to joint ventures in 2008 compared to 2007.

Expenses

The following table sets forth information on expenses for the years indicated:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
Expenses:				
Property operations	$ 84,522	$ 73,070	$11,452	15.7%
Tenant reinsurance	5,066	4,710	356	7.6%
Unrecovered development and acquisition costs	1,727	765	962	125.8%
General and administrative	40,427	36,722	3,705	10.1%
Depreciation and amortization	49,566	39,801	9,765	24.5%
Total expenses	$181,308	$155,068	$26,240	16.9%

Property Operations—The increase in property operations expense in 2008 was primarily due to increases of $9,146 associated with acquisitions completed in 2008 and 2007. There were also increases in expenses of $2,306 at existing properties primarily due to increases in repairs and maintenance, utilities and property taxes.

Tenant Reinsurance—The increase in tenant reinsurance expense is due to the increase in tenant reinsurance revenues during 2008. A large portion of tenant reinsurance expense is variable and increases as tenant reinsurance revenues increase. During the year ended December 31, 2008, we continued to promote the tenant reinsurance program and successfully increased overall customer participation to approximately 47% at December 31, 2008 compared to approximately 34% at December 31, 2007.

General and Administrative—The increase in general and administrative expenses was due to the increased costs associated with the management of the additional properties that have been added through acquisitions and development in 2008 and 2007.

Depreciation and Amortization—The increase in depreciation and amortization expense is a result of additional properties that have been added through acquisition and development throughout 2008 and 2007.

Other Income and Expenses

The following table sets forth information on other income and expenses for the years indicated:

	Year Ended December 31,			
	2008	2007	$ Change	% Change
Other revenue and expenses:				
Interest expense	$(64,611)	$(61,015)	$(3,596)	5.9%
Interest income	3,399	7,925	(4,526)	(57.1)%
Interest income on note receivable from Preferred Operating Partnership unit holder	4,850	2,492	2,358	94.6%
Equity in earnings of real estate ventures	6,932	5,300	1,632	30.8%
Gain on repurchase of exchangeable senior notes	7,970	—	7,970	100.0%
Loss on sale of investments available for sale	(1,415)	—	(1,415)	(100.0)%
Impairment of investments available for sale	—	(1,233)	1,233	(100.0)%
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	1,054	(1,054)	100.0%
Minority interest—Preferred Operating Partnership	(5,227)	(1,465)	(3,762)	256.8%
Minority interests—Operating Partnership and other	3,047	(762)	3,809	(499.9)%
Total other expense	$(45,055)	$(47,704)	$ 2,649	(5.6)%

Interest Expense—The increase in interest expense for the year ended December 31, 2008 was due primarily to $3,191 associated with mortgage loans on acquisitions completed in 2007. The increase was partially offset by lower interest costs on existing property debt. Capitalized interest during the years ended December 31, 2008 and 2007 was $5,506 and $4,555, respectively.

Interest Income—Interest income earned in 2008 was primarily due to interest on the net proceeds from the sales of common stock in May and October 2008. Interest income earned in 2007 was mainly the result of the interest earned on the net proceeds received from the $250,000 exchangeable senior notes issued in March 2007 and on the remaining net proceeds from the sale of common stock in September 2006. Invested cash decreased steadily throughout 2007 as the funds were used for operations, acquisitions and development.

Interest Income on note receivable from Preferred Operating Partnership unit holder—Represents interest on a $100,000 loan to the holder of the Series A Participating Redeemable Preferred units of our Operating Partnership (the "Preferred OP units"). The funds were loaned on June 25, 2007 and bear interest at an annual rate of 4.85%, payable quarterly.

Equity in Earnings of Real Estate Ventures—The change in equity in earnings of real estate ventures for the year ended December 31, 2008 primarily relates to an increase of $1,098 from our purchase of an additional 40% interest in the VRS Self Storage LLC joint venture on July 1, 2008. The remainder of the change is a result of an increase in income at the properties owned by the real estate ventures. The increases were partially offset by the losses on certain lease-up properties held in joint ventures.

Gain on Repurchase of Exchangeable Senior Notes—Represents the gain on the repurchase of $40,337 principal amount of the Operating Partnership's exchangeable senior notes. The Company paid cash of $31,721 and wrote off unamortized debt issuance costs of $646, resulting in a gain of $7,970.

Loss on Sale of Investments Available for Sale—Represents the amount of loss recorded on February 29, 2008 related to the liquidation of auction rate securities held in investments for sale.

Impairment of Investments Available for Sale—As of December 31, 2007, the Company had a $24,460 par value investment in ARS. Due to the uncertainty in the credit markets, the auctions related to the ARS held by the Company failed causing the liquidity and the fair value of these investments to be impaired. As a result, the Company recorded a $1,233 other-than-temporary impairment charge and a $1,415 temporary impairment charge to reduce the carrying value of the ARS to an estimated fair value of $21,812.

Fair Value Adjustment of Obligation Associated with Preferred Operating Partnership Units—This amount is a one-time adjustment that represents the change in fair value of the embedded derivative associated with the Preferred OP units issued in connection with the AAAAA Rent-a-Space acquisition between the original issuance of the Preferred OP units (June and August, 2007) and the completion of the amendment to the agreement that was signed on September 28, 2007.

Minority Interest—Preferred Operating Partnership—Income allocated to the Preferred Operating Partnership equals the fixed distribution paid to the Preferred OP unit holder plus 1.09% of the remaining net income allocated after the adjustment for the fixed distribution paid for the year ended December 31, 2008. The amount allocated to minority interest was higher in 2008 than in 2007 as the Preferred OP units were issued in June and August 2007.

Minority Interest—Operating Partnership and Other—Income allocated to the Operating Partnership represents 4.69% of net income after the allocation of the fixed distribution paid to the Preferred OP unit holder. The decrease in the amount allocated to the minority interest—Operating Partnership was due to a full year of fixed distribution being paid to the Preferred Operating Partnership in 2008. Income allocated to other minority interests represents the losses allocated to partners in consolidated joint ventures on four properties that were in lease-up during 2008. The amount allocated to the minority interest—other was higher than the prior year as there were only two consolidated joint venture properties in lease-up for the year ended December 31, 2007.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Results for the year ended December 31, 2007 included the operations of 606 properties (262 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2006, which included operations of 567 properties (219 of which were consolidated and 348 of which were in joint ventures accounted for using the equity method). Results for both periods also included equity in earnings of real estate ventures, third-party management and franchise fees, and other income.

Revenues

The following table sets forth information on revenues earned for the years indicated:

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change	% Change
Revenues:				
Property rental	$206,315	$170,993	$35,322	20.7%
Management and franchise fees	20,598	20,883	(285)	(1.4)%
Tenant reinsurance	11,049	4,318	6,731	155.9%
Other income	904	1,070	(166)	(15.5)%
Total revenues	$238,866	$197,264	$41,602	21.1%

Property Rental—The increase in property rental revenues consists of $28,335 associated with acquisitions completed in 2007 and 2006, $5,298 associated with rental rate increases at stabilized properties, and $1,689 from increases in occupancy at lease-up properties.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint ventures, franchisees and third parties. Management fees generally represent 6.0% of cash collected from properties owned by third parties, franchisees and unconsolidated joint ventures. Revenues from management and franchise fees have remained fairly stable compared to the previous year. Increased revenues at our joint venture, franchise, and third-party managed sites related to rental rate and occupancy increases have been offset by lost management fees due to the termination of certain management agreements mainly due to the acquisition of the managed properties.

Tenant Reinsurance—The increase in tenant reinsurance revenues was due to the introduction of our captive insurance program at all wholly-owned properties in October 2006. In addition, during the year ended December 31, 2007, we promoted the tenant reinsurance program and successfully increased overall customer participation to approximately 34% at December 31, 2007 compared to approximately 18% at December 31, 2006.

Expenses

The following table sets forth information on expenses for the years indicated:

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change	% Change
Expenses:				
Property operations	$ 73,070	$ 62,243	$10,827	17.4%
Tenant reinsurance	4,710	2,328	2,382	102.3%
Unrecovered development and acquisition costs	765	269	496	184.4%
General and administrative	36,722	35,600	1,122	3.2%
Depreciation and amortization	39,801	37,172	2,629	7.1%
Total expenses	$155,068	$137,612	$17,456	12.7%

Property Operations—The increase in property operations expense in 2007 was primarily due to increases of $9,202 associated with acquisitions completed in 2007 and 2006. There were also increases in expenses of $1,625 at existing properties primarily due to increases in repairs and maintenance, insurance and property taxes.

Tenant Reinsurance—The increase in tenant reinsurance expense was due to the increase in tenant reinsurance revenues during 2007. A large portion of tenant reinsurance expense is variable and increases as tenant reinsurance revenues increase. In October 2006, we introduced our captive insurance program at all wholly-owned properties. During the year ended December 31, 2007, we promoted the tenant reinsurance program and successfully increased overall customer participation to approximately 34% at December 31, 2007 compared to approximately 18% at December 31, 2006.

General and Administrative—The increase in general and administrative expenses was due to the increased costs associated with the management of the additional properties that have been added through acquisitions and development in 2007 and 2006.

Depreciation and Amortization—The increase in depreciation and amortization expense is a result of additional properties that have been added through acquisition and development throughout 2007 and 2006.

Other Income and Expenses

The following table sets forth information on other income and expenses for the years indicated:

	Year ended December 31,			
	2007	**2006**	**$ Change**	**% Change**
Other revenue and expenses:				
Interest expense	$(61,015)	$(50,953)	$(10,062)	19.7%
Interest income	7,925	2,469	5,456	221.0%
Interest income on note receivable from Preferred Operating Partnership unit holder	2,492	—	2,492	100.0%
Equity in earnings of real estate ventures	5,300	4,693	607	12.9%
Impairment of short-term investments	(1,233)	—	(1,233)	100.0%
Fair value adjustment of obligation associated with Preferred Operating Partnership units	1,054	—	1,054	100.0%
Minority interest—Preferred Operating Partnership	(1,465)	(985)	(480)	48.7%
Minority interests—Operating Partnership and other	(762)	—	(762)	100.0%
Total other expense	$(47,704)	$(44,776)	$ (2,928)	6.5%

Interest Expense—The increase in interest expense for the year ended December 31, 2007 was due primarily to $6,897 associated with the exchangeable notes issued in March 2007 and $5,267 of interest expense on the mortgage loans associated with acquisitions completed in 2007 and 2006. The increase was offset by lower interest costs on corporate borrowings and existing property debt. Capitalized interest during the years ended December 31, 2007 and 2006 was $4,555 and $3,232, respectively.

Interest Income—Interest income earned in 2007 was mainly the result of the interest earned on the net proceeds received from the $250,000 exchangeable senior notes issued in March 2007 and on the remaining net proceeds from the sale of stock in September 2006. Invested cash decreased steadily throughout 2007 as the funds were used for acquisitions and development.

Interest Income on note receivable from Preferred Operating Partnership unit holder—Represents interest on a $100,000 loan to the holder of the Preferred OP units. The funds were loaned on June 25, 2007 and bear interest at an annual rate of 4.85%, payable quarterly.

Equity in Earnings of Real Estate Ventures—The change in equity in earnings of real estate ventures for the year ended December 31, 2007 relates to increases in income at the properties owned by the real estate ventures. The increases were partially offset by the losses on certain lease-up properties held in joint ventures.

Fair Value Adjustment of Obligation Associated with Preferred Operating Partnership units—This amount is a one-time adjustment that represents the change in fair value of the embedded derivative associated with the Preferred OP units issued in connection with the AAAAA Rent-a-Space acquisition between the original issuance of the Preferred OP units (June and August, 2007) and the completion of the amendment to the agreement that was signed on September 28, 2007.

Impairment of Investments Available for Sale—As of December 31, 2007, we had a $24,460 par value investment in ARS. Due to the uncertainty in the credit markets, the auctions related to the ARS held by us have failed causing the liquidity and the fair value of these investments to be impaired. As a result, we recorded a $1,233 other-than-temporary impairment charge and a $1,415 temporary impairment charge to reduce the carrying value of the ARS to an estimated fair value of $21,812.

Minority Interest—Preferred Operating Partnership—Income allocated to the Preferred Operating Partnership equals the fixed distribution paid to the Preferred OP unit holder plus 1.42% of the remaining net income allocated after the adjustment for the fixed distribution paid for the year ended December 31, 2007. The amount allocated to minority interest was higher than in the prior year as the Preferred Operating Partnership units were issued in June and August 2007.

Minority Interest—Operating Partnership and Other—Income allocated to the Operating Partnership represents 5.73% of net income after the allocation of the fixed distribution paid to the Preferred OP unit holder. The decrease in the amount allocated to the minority interest—Operating Partnership was due to the creation of the Preferred Operating Partnership units in 2007. Income allocated to other minority interests represents the losses allocated to partners in consolidated joint ventures on two properties that were in lease-up during 2007.

FUNDS FROM OPERATIONS

FFO provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings because net earnings assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets fluctuate due to market conditions and FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income and cash flows in accordance with GAAP, as presented in the consolidated financial statements.

The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash

distributions. The following table sets forth the calculation of FFO (dollars are in thousands, except for share data):

	For the Year Ended December 31,		
	2008	2007	2006
Net income attributable to common stockholders	$46,888	$34,584	$14,876
Adjustments:			
Real estate depreciation	42,834	33,779	27,331
Amortization of intangibles	4,494	4,159	8,371
Joint venture real estate depreciation and amortization	5,072	4,039	4,773
Joint venture loss on sale of properties	—	43	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	(1,054)	—
Distributions paid on Preferred Operating Partnership units	(5,750)	(1,438)	—
Income allocated to Operating Partnership minority interest	3,056	2,508	985
Funds from operations	$96,594	$76,620	$56,336

SAME-STORE STABILIZED PROPERTY RESULTS

We consider our same-store stabilized portfolio to consist of only those properties which were wholly-owned at the beginning and at the end of the applicable periods presented and that have achieved stabilization as of the first day of such period. The following table sets forth operating data for our same-store portfolio. We consider the following same-store presentation to be meaningful in regards to the properties shown below. These results provide information relating to property-level operating changes without the effects of acquisitions, completed developments and tenant reinsurance revenues.

	Three months ended December 31,		Percent Change	Year ended December 31,		Percent Change	Year ended December 31,		Percent Change
	2008	2007		2008	2007		2007	2006	
Same-store rental revenues	$46,255	$45,933	0.7%	$184,643	$181,752	1.6%	$159,070	$153,076	3.9%
Same-store operating expenses	15,261	15,362	(0.7)%	63,606	63,428	0.3%	54,726	54,014	1.3%
Same-store net operating income	30,994	30,571	1.4%	121,037	118,324	2.3%	104,344	99,062	5.3%
Non same-store rental revenues	14,534	10,550	37.8%	51,052	24,563	107.8%	47,245	17,917	163.7%
Non same-store operating expenses	6,390	3,853	65.8%	20,916	9,642	116.9%	18,344	8,229	122.9%
Total rental revenues	60,789	56,483	7.6%	235,695	206,315	14.2%	206,315	170,993	20.7%
Total operating expenses	21,651	19,215	12.7%	84,522	73,070	15.7%	73,070	62,243	17.4%
Same-store square foot occupancy as of quarter end	82.5%	84.2%		82.5%	84.2%		84.1%	85.1%	
Properties included in same-store	210	210		210	210		181	181	

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

The increase in same-store rental revenues was primarily due to increased rental rates to existing tenants which offset lower rental rates to new tenants and a slight reduction in occupancy due to increased move-out activity.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

The increase in same-store rental revenues was primarily due to increased rental rates to new and existing tenants and our ability to maintain occupancy. The increase in same-store operating expenses was due to an increase in repairs and maintenance, insurance and property taxes.

CONTINGENT CONVERSION SHARES ("CCS") AND CONTINGENT CONVERSION UNITS ("CCU") PROPERTY PERFORMANCE

Upon the achievement of certain levels of net operating income with respect to 14 of our properties, our CCSs and our Operating Partnership's CCUs converted into additional shares of common stock and OP units, respectively.

As of December 31, 2008, an aggregate of 2,801,053 CCSs and 144,089 CCUs had converted to common stock and OP units, respectively. Based on the performance of the properties as of December 31, 2008, no additional CCSs and CCUs became eligible for conversion during the fourth quarter. The remaining unconverted 1,087,790 CCSs and 55,957 CCUs were cancelled as of February 4, 2009.

The table below outlines the performance of the properties for the three months and years ended December 31, 2008 and 2007, respectively and for the years ended December 31, 2007 and 2006.

	Three Months Ended December 31,		Percent	Year Ended December 31,		Percent	Year Ended December 31,		Percent
	2008	2007	Change	2008	2007	Change	2007	2006	Change
CCS/CCU rental revenues	$ 3,349	$ 3,143	6.6%	$ 13,300	$ 12,089	10.0%	$ 12,089	$ 10,433	15.9%
CCS/CCU operating expenses	1,311	1,066	23.0%	5,189	5,039	3.0%	5,039	5,439	(7.4)%
CCS/CCU net operating income	2,038	2,077	(1.9)%	8,111	7,050	15.0%	7,050	4,994	41.2%
Non CCS/CCU rental revenues	57,440	53,340	7.7%	222,395	194,226	14.5%	194,226	160,560	21.0%
Non CCS/CCU operating expenses	20,340	18,149	12.1%	79,333	68,031	16.6%	68,031	56,804	19.8%
Total rental revenues	$60,789	$56,483	7.6%	$235,695	$206,315	14.2%	$206,315	$170,993	20.7%
Total operating expenses	21,651	19,215	12.7%	84,522	73,070	15.7%	73,070	62,243	17.4%
CCS/CCU square foot occupancy as of quarter end	76.4%	77.6%		76.4%	77.6%		77.6%	74.1%	
Properties included in CCS/CCU	14	14		14	14		14	14	

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

The increase in rental revenues was primarily due to increased rental rates to new and existing tenants and our ability to maintain occupancy. The increase in operating expenses was primarily due to increases in property tax expense from the prior year.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

The increase in revenues was primarily due to increased rental rates to new and existing tenants and increases in occupancy. The decrease in same-store operating expenses was due to a property tax adjustment from prior years.

CASH FLOWS

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Cash flows provided by operating activities were $96,664 and $101,332 for the years ended December 31, 2008 and 2007, respectively. This decrease was due mainly to an increase in the cash paid on behalf of affiliated joint ventures and related parties during 2008 compared to 2007, which resulted in an increase in receivables from related parties. Additionally, more cash was spent to acquire other assets in 2008 when compared to 2007. These decreases were partially offset by the increase in cash due to the acquisition of new stabilized properties in 2008 and 2007.

Cash used in investing activities was $222,754 and $253,579 for the years ended December 31, 2008 and 2007, respectively. The decrease in 2008 was primarily the result of $56,397 less cash being used to

fund acquisition activities and the collection of $21,812 of cash from the sale of the Company's investments available for sale, compared to a payment of $24,460 to purchase investments available for sale in 2007. These decreases were partially offset by an increase of $18,708 in development activities and an increase of $39,223 invested in real estate ventures when compared to the prior year.

Cash provided by financing activities was $172,685 and $98,823 for the years ended December 31, 2008 and 2007, respectively. The increase in cash provided in 2008 was due primarily to proceeds from issuance of common stock of $276,601 in 2008 compared to $0 in 2007, and no cash was loaned to the Preferred OP unit holder in 2008 when compared to the prior year. These increases were offset primarily by the decrease of $250,000 of proceeds from exchangeable senior notes, as no new notes were issued in 2008.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Cash flows provided by operating activities were $101,332 and $76,885 for the years ended December 31, 2007 and 2006, respectively. The increase in cash provided by operating activities was due to the addition through acquisition of new stabilized properties. In addition, the increase was also a result of the collection of receivables from affiliated joint ventures and related parties and the timing of payments of accounts payable and accrued expenses as a result of normal operations.

Cash used in investing activities was $253,579 and $239,778 for the years ended December 31, 2007 and 2006, respectively. The increase in 2007 is primarily the result of the additional cash being used to fund acquisition and development activities.

Cash provided by financing activities was $98,823 and $205,041 for the years ended December 31, 2007 and 2006, respectively. The decrease in 2007 was due to an increase in net borrowings and notes payable (net of principal payments) of $207,795 that was offset by a loan to a Preferred OP unit holder of $100,000 in 2007. Net proceeds from share issuances of $194,474 were received in 2006 compared to $0 in 2007.

2008 OPERATIONAL SUMMARY

Our 2008 operating results were positive with increases in both revenues and net operating income. On a same-store basis (excluding tenant reinsurance revenues), revenue increased 1.6% and NOI increased 2.3%. Same-store expense control was excellent, with a year-on-year increase of a modest 0.3%. Revenue increases were driven mostly by rate growth to existing tenants, as year-end same-store occupancy decreased to 82.5% as compared to 84.2% the previous year.

The markets of Chicago, Dallas, Denver, Houston and San Francisco/Oakland were top performers with year-on-year revenue growth at stabilized properties. Markets performing below the portfolio average in year-on-year revenue growth included Indianapolis, Memphis, Miami, Phoenix and West Palm Beach. Properties in markets throughout Florida continue to perform below the portfolio average.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2008, we had approximately $63,972 available in cash and cash equivalents. We intend to use this cash to repay debt scheduled to mature in 2009 and for general corporate purposes. We are required to distribute at least 90% of our net taxable income, excluding net capital gains, to our stockholders on an annual basis to maintain our qualification as a REIT. Recently issued guidance from the IRS allows for up to 90% of a REIT's dividends to be paid with its common stock in 2009 if certain conditions are met. We will continue to review our dividend payment policy on a quarterly basis and may consider a reduction in our dividend distribution and/or payment of our dividend distribution using a combination of cash and our common stock. It is unlikely that we will

have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash generated from operations and external sources of capital.

Our cash and cash equivalents are held in accounts managed by third party financial institutions and consist of invested cash and cash in our operating accounts. During 2008 we experienced no loss or lack of access to our cash or cash equivalents; however, there can be no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

On October 19, 2007, we entered into a $100,000 Credit Line. We intend to use the proceeds of the Credit Line to repay debt scheduled to mature in 2009 and for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain of our financial ratios. The Credit Line is collateralized by mortgages on certain real estate assets. The Credit Line matures on October 31, 2010 with two one-year extensions available. Outstanding balances on the Credit Line at December 31, 2008 and 2007 were $27,000 and $0, respectively.

On October 4, 2004, we entered into a reverse interest rate swap (the "Swap Agreement") with U.S. Bank National Association, relating to our existing $61.8 million fixed rate mortgage with Wachovia Bank, which is due in 2009. Pursuant to the Swap Agreement, we will receive fixed interest payments of 4.3% and pay variable interest payments based on the one-month LIBOR plus 0.7% on a notional amount of $61.8 million. There were no origination fees or other up front costs incurred by us in connection with the Swap Agreement.

As of December 31, 2008, we had approximately $1,299,851 of debt, resulting in a debt to total capitalization ratio of 58.0%. As of December 31, 2008, the ratio of total fixed rate debt and other instruments to total debt was 88.3% ($61,770 on which we have a reverse interest rate swap has been included as variable rate debt). The weighted average interest rate of the total of fixed and variable rate debt at December 31, 2008 was 4.7%.

Certain of our real estate assets are pledged as collateral for our debt. We are subject to certain restrictive covenants relating to our outstanding debt. We were in compliance with all covenants at December 31, 2008.

We expect to fund our short-term liquidity requirements, including operating expenses, recurring capital expenditures, dividends to stockholders, distributions to holders of OP units and interest on our outstanding indebtedness out of our operating cash flow, cash on hand and borrowings under our Credit Line. In addition, the Company is actively pursuing additional term loans secured by unencumbered properties.

Our liquidity needs consist primarily of cash distributions to stockholders, new facility development, property acquisitions, principal payments under our borrowings and non-recurring capital expenditures. In addition, we evaluate, on an ongoing basis, the merits of strategic acquisitions and other relationships, which may require us to raise additional funds. We do not expect that our operating cash flow will be sufficient to fund our liquidity needs and instead expect to fund such needs out of additional borrowings of secured or unsecured indebtedness, joint ventures with third parties, and from the proceeds of public and private offerings of equity and debt. In addition, we will continue to review our dividend payment policy on a quarterly basis and may consider a reduction in our dividend distribution and/or payment of our dividend distribution using our common stock. Additional capital may not be available on terms favorable to us or at all. Any additional issuance of equity or equity-linked securities may result in dilution to our stockholders. In addition, any new securities we issue could have rights, preferences and privileges senior to holders of our common stock. We may also use OP units as currency to fund acquisitions from self-storage owners who desire tax-deferral in their exiting transactions.

The U.S. credit markets are experiencing significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to make acquisitions and fund current and future development projects. In addition, the financial condition of the lenders of our credit facilities may worsen to the point that they default on their obligations to make available to us the funds under those facilities. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse affect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. These disruptions in the financial market may have other adverse effects on us or the economy generally, which could cause our stock price to decline.

OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in the notes to our financial statements, we do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, except as disclosed in the notes to our financial statements, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Our exchangeable senior notes provide for excess exchange value to be paid in shares of our common stock if our stock price exceeds a certain amount. See the notes to our financial statements for a further description of our exchangeable senior notes.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on payments due by period at December 31, 2008:

	Payments due by Period:				
	Total	Less Than 1 Year (2009)	1 - 3 Years (2010 - 2011)	3 - 5 Years (2012 - 2013)	After 5 Years (after 2013)
Operating leases	$ 59,447	$ 5,604	$ 10,547	$ 8,416	$ 34,880
Notes payable, notes payable to trusts, exchangeable senior notes and line of credit					
Interest	498,833	52,026	87,282	77,994	281,531
Principal	1,299,851	220,406	267,581	34,367	777,497
Total contractual obligations	$1,858,131	$278,036	$365,410	$120,777	$1,093,908

As of December 31, 2008, the weighted average interest rate for all fixed rate loans was 5.1%, and the weighted average interest rate on all variable rate loans was 1.6%.

FINANCING STRATEGY

We will continue to employ leverage in our capital structure in amounts reviewed from time to time by our board of directors. Although our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, we will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. In making financing decisions, we will consider factors including but not limited to:

- the interest rate of the proposed financing;
- the extent to which the financing impacts flexibility in managing our properties;
- prepayment penalties and restrictions on refinancing;
- the purchase price of properties acquired with debt financing;
- long-term objectives with respect to the financing;
- target investment returns;
- the ability of particular properties, and our Company as a whole, to generate cash flow sufficient to cover expected debt service payments;
- overall level of consolidated indebtedness;
- timing of debt and lease maturities;
- provisions that require recourse and cross-collateralization;
- corporate credit ratios including debt service coverage, debt to total capitalization and debt to undepreciated assets; and
- the overall ratio of fixed and variable rate debt.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is non-recourse, the collateral will be limited to the particular properties to which the indebtedness relates. In addition, we may invest in properties subject to existing loans collateralized by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing properties, for general working capital or to purchase additional interests in partnerships or joint ventures or for other purposes when we believe it is advisable.

During October 2008, we repurchased $40,337 million in aggregate principal amount of our exchangeable senior notes on the open market for $31,721 in cash. We may from time to time seek to retire, repurchase or redeem our additional outstanding debt including our exchangeable senior notes as well as shares of common stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or redemptions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

SEASONALITY

The self-storage business is subject to seasonal fluctuations. A greater portion of revenues and profits are realized from May through September. Historically, our highest level of occupancy has been at the end of July, while our lowest level of occupancy has been in late February and early March. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values of financial instruments are dependent upon prevailing market interest rates.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

As of December 31, 2008, we had approximately $1.3 billion in total debt of which approximately $152.4 million was subject to variable interest rates (including the approximately $61.8 million on which we have the reverse interest rate swap). If LIBOR were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $1.5 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The aggregate fair value of fixed rate notes payable and notes payable to trusts at December 31, 2008 was $1.1 billion. The carrying value of these fixed rate notes payable and notes payable to trusts at December 31, 2008 was $937.8 million. The fair value of the exchangeable senior notes at December 31, 2008 was $131.0 million. The carrying value of the exchangeable senior notes at December 31, 2008 was $209.7 million.

Item 8. Financial Statements and Supplementary Data

EXTRA SPACE STORAGE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited the accompanying consolidated balance sheets of Extra Space Storage Inc. and subsidiaries ("the Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 24, 2009

See accompanying notes.

Extra Space Storage Inc.
Consolidated Balance Sheets
(Dollars in thousands, except share data)

	December 31, 2008	December 31, 2007
Assets:		
Real estate assets:		
Net operating real estate assets	$1,938,922	$1,791,377
Real estate under development	58,734	49,945
Net real estate assets	1,997,656	1,841,322
Investments in real estate ventures	136,791	95,169
Cash and cash equivalents	63,972	17,377
Investments available for sale	—	21,812
Restricted cash	38,678	34,449
Receivables from related parties and affiliated real estate joint ventures	11,335	7,386
Other assets, net	42,576	36,560
Total assets	$2,291,008	$2,054,075
Liabilities, Minority Interests and Stockholders' Equity:		
Notes payable	$ 943,598	$ 950,181
Notes payable to trusts	119,590	119,590
Exchangeable senior notes	209,663	250,000
Line of credit	27,000	—
Accounts payable and accrued expenses	35,128	31,346
Other liabilities	22,267	18,055
Total liabilities	1,357,246	1,369,172
Minority interest represented by Preferred Operating Partnership units, net of $100,000 note receivable	28,529	30,041
Minority interest in Operating Partnership and other minority interests	32,770	34,941
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 300,000,000 shares authorized, 85,790,331 and 65,784,274 shares issued and outstanding at December 31, 2008 and 2007, respectively	858	658
Paid-in capital	1,109,185	826,026
Other comprehensive deficit	—	(1,415)
Accumulated deficit	(237,580)	(205,348)
Total stockholders' equity	872,463	619,921
Total liabilities, minority interests, and stockholders' equity	$2,291,008	$2,054,075

See accompanying notes.

Extra Space Storage Inc.
Consolidated Statements of Operations
(Dollars in thousands, except share data)

	For the Year Ended December 31,		
	2008	2007	2006
Revenues:			
Property rental	$ 235,695	$ 206,315	$ 170,993
Management and franchise fees	20,945	20,598	20,883
Tenant reinsurance	16,091	11,049	4,318
Other income	520	904	1,070
Total revenues	273,251	238,866	197,264
Expenses:			
Property operations	84,522	73,070	62,243
Tenant reinsurance	5,066	4,710	2,328
Unrecovered development and acquisition costs	1,727	765	269
General and administrative	40,427	36,722	35,600
Depreciation and amortization	49,566	39,801	37,172
Total expenses	181,308	155,068	137,612
Income before interest, equity in earnings of real estate ventures, gain on repurchase of exchangeable senior notes, loss on investments available for sale, Preferred Operating Partnership units and minority interests	91,943	83,798	59,652
Interest expense	(64,611)	(61,015)	(50,953)
Interest income	3,399	7,925	2,469
Interest income on note receivable from Preferred Operating Partnership unit holder	4,850	2,492	—
Equity in earnings of real estate ventures	6,932	5,300	4,693
Gain on repurchase of exchangeable senior notes	7,970	—	—
Loss on sale of investments available for sale	(1,415)	—	—
Impairment of investments available for sale	—	(1,233)	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	1,054	—
Minority interest—Preferred Operating Partnership	(5,227)	(1,465)	—
Minority interests—Operating Partnership and other	3,047	(762)	(985)
Net income	46,888	36,094	14,876
Fixed distribution paid to Preferred Operating Partnership unit holder	—	(1,510)	—
Net income attributable to common stockholders	$ 46,888	$ 34,584	$ 14,876
Net income per common share			
Basic	$ 0.61	$ 0.53	$ 0.27
Diluted	$ 0.61	$ 0.53	$ 0.27
Weighted average number of shares			
Basic	76,557,550	64,688,741	54,998,935
Diluted	81,913,784	70,503,668	59,291,749
Cash dividends paid per common share	$ 1.00	$ 0.93	$ 0.91

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)

	Common Stock		Paid-in	Deferred	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Par Value	Capital	Compensation	Deficit	Deficit	Equity
Balances at December 31, 2005	51,765,795	$518	$ 626,123	$(2,374)	$ —	$(144,139)	480,128
Reclassification of deferred compensation upon adoption of SFAS 123R	—	—	(2,374)	2,374	—	—	—
Issuance of common stock, net of offering costs	12,075,000	121	194,780	—	—	—	194,901
Issuance of common stock upon the exercise of options	98,003	1	545	—	—	—	546
Issuance of common stock to board members	12,000	—	—	—	—	—	—
Restricted stock grants issued	49,800	—	—	—	—	—	—
Restricted stock grants cancelled	(33,500)	—	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	1,725	—	—	—	1,725
Conversion of Operating Partnership units to common stock	200,000	2	1,809	—	—	—	1,811
Other adjustments	—	—	(427)	—	—	—	(427)
Net income	—	—	—	—	—	14,876	14,876
Dividends paid on common stock at $0.91 per share	—	—	—	—	—	(50,005)	(50,005)
Balances at December 31, 2006	64,167,098	642	822,181	—	—	(179,268)	643,555
Issuance of common stock upon the exercise of options	126,801	1	1,720	—	—	—	1,721
Restricted stock grants issued	120,729	1	—	—	—	—	1
Restricted stock grants cancelled	(3,082)	—	—	—	—	—	—
Conversion of Contingent Conversion Shares to common stock	1,372,728	14	—	—	—	—	14
Compensation expense related to stock-based awards	—	—	2,125	—	—	—	2,125
Fixed distribution paid to Preferred Operating Partnership unit holder	—	—	—	—	—	(1,510)	(1,510)
Comprehensive loss:							
Net income	—	—	—	—	—	36,094	36,094
Loss on sale of investments available for sale	—	—	—	—	(1,415)	—	(1,415)
Total comprehensive income							34,679
Dividends paid on common stock at $0.93 per share	—	—	—	—	—	(60,664)	(60,664)
Balances at December 31, 2007	65,784,274	658	826,026	—	(1,415)	(205,348)	619,921
Issuance of common stock upon the exercise of options	146,795	1	1,903	—	—	—	1,904
Restricted stock grants issued	361,624	4	—	—	—	—	4
Restricted stock grants cancelled	(10,186)	—	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	3,500	—	—	—	3,500
Conversion of Contingent Conversion Shares to common stock	1,428,325	14	—	—	—	—	14
Issuance of common stock, net of offering costs	17,950,000	180	276,421	—	—	—	276,601
Conversion of Operating Partnership units to common stock	129,499	1	1,238	—	—	—	1,239
Comprehensive income:							
Net income	—	—	—	—	—	46,888	46,888
Loss on sale of investments available for sale	—	—	—	—	1,415	—	1,415
Total comprehensive income							48,303
Tax benefit from exercise of common stock options	—	—	97	—	—	—	97
Dividends paid on common stock at $1.00 per share	—	—	—	—	—	(79,120)	(79,120)
Balances at December 31, 2008	85,790,331	$858	$1,109,185	$ —	$ —	$(237,580)	$872,463

See accompanying notes.

Extra Space Storage Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income	$ 46,888	$ 36,094	$ 14,876
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	49,566	39,801	37,172
Amortization of deferred financing costs	3,596	3,309	2,365
Stock compensation expense	3,500	2,125	1,725
Gain on repurchase of exchangeable senior notes	(7,970)	—	—
Loss on investments available for sale	1,415	1,233	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	—	(1,054)	—
Income allocated to minority interests	2,180	2,227	985
Distributions from real estate ventures in excess of earnings	5,176	3,946	5,559
Changes in operating assets and liabilities:			
Receivables from related parties	(5,976)	5,905	7,803
Other assets	(9,164)	4,589	3,029
Accounts payable and accrued expenses	3,435	5,642	(2,421)
Other liabilities	4,018	(2,485)	5,792
Net cash provided by operating activities	96,664	101,332	76,885
Cash flows from investing activities:			
Acquisition of real estate assets	(127,293)	(183,690)	(174,305)
Development and construction of real estate assets	(64,344)	(45,636)	(34,782)
Proceeds from sale of real estate assets	340	1,999	728
Investments in real estate ventures	(50,061)	(10,838)	(5,660)
Return of investment in real estate ventures	2,915	284	—
Net proceeds from sale of (purchases of) investments available for sale	21,812	(24,460)	—
Change in restricted cash	(3,781)	9,833	(25,876)
Principal payments received on notes receivable	—	—	1,811
Purchase of equipment and fixtures	(2,342)	(1,071)	(1,694)
Net cash used in investing activities	(222,754)	(253,579)	(239,778)
Cash flows from financing activities:			
Proceeds from exchangeable senior notes	—	250,000	—
Repurchase of exchangeable senior notes	(31,721)	—	—
Proceeds from notes payable, notes payable to trusts and line of credit	42,302	56,759	165,666
Principal payments on notes payable and line of credit	(26,575)	(32,164)	(98,866)
Deferred financing costs	(1,007)	(8,867)	(3,393)
Loan to Preferred Operating Partnership unit holder	—	(100,000)	—
Investments from minority interests	1,174	—	92
Redemption of Operating Partnership units held by minority interest	—	(874)	—
Proceeds from issuance of common shares, net	276,601	—	194,474
Net proceeds from exercise of stock options	1,904	1,721	546
Dividends paid on common stock	(79,120)	(60,664)	(50,005)
Distributions to Operating Partnership units held by minority interest	(10,873)	(7,088)	(3,473)
Net cash provided by financing activities	172,685	98,823	205,041
Net increase (decrease) in cash and cash equivalents	46,595	(53,424)	42,148
Cash and cash equivalents, beginning of the period	17,377	70,801	28,653
Cash and cash equivalents, end of the period	$ 63,972	$ 17,377	$ 70,801

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Cash Flows (Continued)

(Dollars in thousands)

	For the Year Ended December 31,		
	2008	2007	2006
Supplemental schedule of cash flow information			
Interest paid, net of amounts capitalized	$ 62,831	$ 55,132	$ 47,683
Supplemental schedule of noncash investing and financing activities:			
Acquisitions:			
Real estate assets	$ 3,623	$ 231,037	$ 27,091
Notes payable acquired	—	(95,202)	(10,878)
Notes receivable	—	—	(10,298)
Preferred Operating Partnership units issued as consideration	—	(131,499)	—
Investment in real estate ventures	—	(502)	(2,785)
Operating Partnership units issued as consideration	(3,623)	(3,834)	(3,130)
Conversion of Operating Parntership Units held by minority interests for common stock	1,239	—	1,811
Temporary impairment of short-term investments	—	(1,415)	—

See accompanying notes.

(Dollars in thousands, except share data)

1. DESCRIPTION OF BUSINESS

Business

Extra Space Storage Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT"), formed as a Maryland Corporation on April 30, 2004 to own, operate, manage, acquire, develop and redevelop self-storage facilities located throughout the United States. The Company continues the business of Extra Space Storage LLC and its subsidiaries (the "Predecessor"), which had engaged in the self-storage business since 1977. The Company's interest in its properties is held through its operating partnership, Extra Space Storage LP (the "Operating Partnership"), which was formed on May 5, 2004. The Company's primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent the Company continues to qualify as a REIT, it will not be subject to tax, with certain exceptions, on the taxable income that is distributed to its stockholders.

The Company invests in self-storage facilities by acquiring or developing wholly-owned facilities or by acquiring an equity interest in real estate entities. At December 31, 2008, the Company had direct and indirect equity interests in 627 storage facilities located in 33 states, and Washington, D.C. In addition, the Company managed 67 properties for franchisees or third parties bringing the total number of properties which it owns and/or manages to 694.

The Company operates in two distinct segments: (1) property management, acquisition and development; and (2) rental operations. The Company's property management, acquisition and development activities include managing, acquiring, developing and selling self-storage facilities. The rental operations activities include rental operations of self-storage facilities. No single tenant accounts for more than 5% of rental income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly or majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company follows FASB Interpretation No. 46R, *"Consolidation of Variable Interest Entities"* ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIEs"). Under FIN 46R, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

Under FIN 46R, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

they occur. If an entity is deemed to be a VIE pursuant to FIN 46R, the enterprise that is deemed to absorb a majority of the expected losses or receive a majority of expected residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of FIN 46R, the Company has concluded that under certain circumstances when the Company (1) enters into option agreements for the purchase of land or facilities from an entity and pays a non-refundable deposit, or (2) enters into arrangements for the formation of joint ventures, a VIE may be created under condition (i), (ii) (b) or (c) of the previous paragraph. For each VIE created, the Company has considered expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46R. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements. Additionally, the Company's Operating Partnership has notes payable to three trusts that are VIEs under condition (ii) (a) above. Since the Operating Partnership is not the primary beneficiary of the trusts, these VIEs are not consolidated.

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosures

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides information for each major category of assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Notes payable associated with Swap Agreement	(61,770)	—	(61,770)	—
Other assets (liabilities)—Swap Agreement	647	—	647	—
Total	$(61,123)	$—	$(61,123)	$—

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Following is a reconciliation of the beginning and ending balances for the Company's investments available for sale, which were the Company's only material assets or liabilities that are remeasured on a recurring basis using significant unobservable inputs (Level 3):

Balance as of December 31, 2007	$ 21,812
Total gains or losses (realized/unrealized)	
Included in earnings	(1,415)
Included in other comprehensive income	1,415
Settlements received in cash	(21,812)
Balance as of December 31, 2008	$ —
Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2008	$ —

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Long lived assets held for use are evaluated by the Company for impairment when events or circumstances indicate that there may be an impairment. When such an event occurs, the Company compares the carrying value of these long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the asset exceeds the undiscounted future net operating cash flows attributable to the asset. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. Management has determined no property was impaired and no impairment charges have been recognized for the years ended December 31, 2008, 2007 and 2006.

When real estate assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value of the assets, net of selling costs. If the estimated fair value, net of selling costs, of the assets that have been identified for sale is less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for sale or sold during the period are presented as discontinued operations for all periods presented. Management has determined no property was held for sale at December 31, 2008.

The Company assesses whether there are any indicators that the value of the Company's investments in unconsolidated real estate ventures may be impaired when events or circumstances indicate that there may be an impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment charges were recognized for the years ended December 31, 2008, 2007 and 2006.

There were no impaired properties or investments in unconsolidated real estate ventures or any real estate assets identified as held for sale during the year ended December 31, 2008. Therefore, the Company did not make any nonrecurring fair value measurements during the period.

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable, line of credit and other liabilities reflected in the consolidated balance sheets at December 31, 2008 and 2007 approximate fair value. The fair value of the note receivable to the Preferred OP unit holder at December 31, 2008 and 2007 was $124,024 and $108,915, respectively. The carrying value of the note receivable to the Preferred OP unit holder at December 31, 2008 and 2007 was $100,000 and $100,000 respectively. The aggregate fair value of fixed rate notes payable and notes payable to trusts at December 31, 2008 and 2007 was $1,062,949 and $968,519, respectively. The carrying value of these fixed rate notes payable and notes payable to trusts at December 31, 2008 and 2007 was $937,756 and $944,916, respectively. The fair value of our exchangeable senior notes at December 31, 2008 and 2007 was $131,039 and $286,947, respectively. The carrying value of the exchangeable senior notes at December 31, 2008 and 2007 was $209,663 and $250,000, respectively.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized. Capitalized interest during the years ended December 31, 2008, 2007 and 2006 was $5,506, $4,555 and $3,232, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with the Company's acquisition of properties, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values. The value of the tangible assets, consisting of land and buildings, are determined as if vacant, that is, at replacement cost. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values. The Company measures the value of tenant relationships based on the Company's historical experience with turnover in its facilities. The Company amortizes to expense the tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated to be 18 months).

Intangible lease rights represent: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the life of the leases and (2) intangibles related to ground leases on four properties where the leases were assumed by the Company at rates that were lower than the current market rates for similar leases. The value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Real Estate Ventures

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment in real estate ventures is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the Company's ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, the Company follows the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets) in which case it is reported as an investing activity.

Cash and Cash Equivalents

The Company's cash is deposited with financial institutions located throughout the United States of America and at times may exceed federally insured limits. The Company considers all highly liquid debt instruments with a maturity date of three months or less to be cash equivalents.

Investments Available for Sale

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," which requires securities classified as "available for sale" to be stated at fair value. Adjustments to the fair value of available for sale securities are recorded as a component of other comprehensive income. A decline in the fair value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company classified its investments in auction rate securities as investments available for sale in the accompanying balance sheet. These investments were carried at fair value with unrealized gains and losses included in accumulated other comprehensive deficit. Unrealized losses that were other-than-temporary were recognized in earnings. The Company had no investments available for sale as of December 31, 2008.

Restricted Cash

Restricted cash is comprised of escrowed funds deposited with financial institutions located in various states relating to earnest money deposits on potential acquisitions, real estate taxes, insurance, capital expenditures and lease liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Assets

Other assets consist primarily of equipment and fixtures, deferred financing costs, customer accounts receivable, investments in trusts, other intangible assets, deferred tax assets and prepaid expenses. Depreciation of equipment and fixtures is computed on a straight-line basis over three to five years. Deferred financing costs are amortized to interest expense using the effective interest method over the terms of the respective debt agreements.

Derivative Instruments and Hedging Activities

SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in the statements of operations. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income, outside of earnings and subsequently reclassified to earnings when the hedged transaction affects earnings.

Risk Management and Use of Financial Instruments

In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk on its interest-bearing liabilities. Credit risk is the risk of inability or unwillingness of tenants to make contractually required payments. Market risk is the risk of declines in the value of properties due to changes in rental rates, interest rates or other market factors affecting the value of properties held by the Company. The Company has entered into Swap Agreements to manage a portion of its interest rate risk.

Conversion of Operating Partnership Units

Conversions of Operating Partnership units to common stock, when converted under the original provisions of the agreement, are accounted for by reclassifying the underlying net book value of the units from minority interest to equity in accordance with Emerging Issues Task Force Issue No. 95-7, "*Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts*."

Revenue and Expense Recognition

Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized as income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the management agreements. Tenant reinsurance premiums are recognized as revenue over the period of insurance coverage. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. The Company accrues for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Real Estate Sales

The Company evaluates real estate sales for both sale recognition and profit recognition in accordance with the provisions of SFAS No. 66, "*Accounting for Sales of Real Estate.*" In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

Advertising Costs

The Company incurs advertising costs primarily attributable to directory, direct mail, internet and other advertising. Direct response advertising costs are deferred and amortized over the expected benefit period determined to be 12 months. All other advertising costs are expensed as incurred. The Company recognized $5,540, $5,047 and $4,960 in advertising expense for the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain its qualification as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to stockholders. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, it would be subject to federal income tax. The Company is subject to certain state and local taxes. Provision for such taxes has been included in property operating and general and administrative expenses in the Company's consolidated statements of operations. For the year ended December 31, 2008, 35.0% (unaudited) of all distributions to stockholders qualifies as a return of capital.

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has elected to treat one of its corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary ("TRS"). In general, the Company's TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or any lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, *"Accounting for Income Taxes"* ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), an interpretation of FAS 109, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, there were no material unrecognized tax benefits. At December 31, 2007 and 2008, there were also no material unrecognized tax benefits.

Interest and penalties relating to uncertain tax positions will be recognized as income tax expense when incurred. As of December 31, 2008 and 2007, the Company had no interest or penalties related to uncertain tax provisions.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes SFAS No. 123, *"Accounting for Stock-Based Compensation"* and Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). The Company adopted SFAS 123R using the modified prospective application method of adoption which requires the Company to record compensation cost related to non-vested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over their remaining service period with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. The forfeiture rate, which is estimated at a weighted average of 19.72% of unvested options outstanding as of December 31, 2008, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Net Income Per Share

Basic earnings per common share is computed by dividing net income by the weighted average common shares outstanding, less non-vested restricted stock. Diluted earnings per common share measures the performance of the Company over the reporting period while giving effect to all potential common shares that were dilutive and outstanding during the period. The denominator includes the

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

weighted average number of basic shares and the number of additional common shares that would have been outstanding if the potential common shares that were dilutive had been issued and is calculated using either the treasury stock or if-converted method. Potential common shares are securities (such as options, warrants, convertible debt, Contingent Conversion Shares ("CCSs"), Contingent Conversion Units ("CCUs"), exchangeable Series A Participating Redeemable Preferred Operating Partnership units ("Preferred OP units") and exchangeable Operating Partnership units ("OP units")) that do not have a current right to participate in earnings but could do so in the future by virtue of their option or conversion right. In computing the dilutive effect of convertible securities, net income is adjusted to add back any changes in earnings in the period associated with the convertible security. The numerator also is adjusted for the effects of any other non-discretionary changes in income or loss that would result from the assumed conversion of those potential common shares. In computing diluted earnings per share, only potential common shares that are dilutive, those that reduce earnings per share, are included.

The Company's Operating Partnership has $209,663 of exchangeable senior notes issued and outstanding as of December 31, 2008 that also can potentially have a dilutive effect on its earnings per share calculations. The exchangeable senior notes are exchangeable by holders into shares of the Company's common stock under certain circumstances per the terms of the indenture governing the exchangeable senior notes. The exchangeable senior notes are not exchangeable unless the price of the Company's common stock is greater than or equal to 130% of the applicable exchange price for a specified period during a quarter, or unless certain other events occur. The exchange price was $23.45 per share at December 31, 2008, and could change over time as described in the indenture. The price of the Company's common stock did not exceed 130% of the exchange price for the specified period of time during the fourth quarter of 2008, therefore holders of the exchangeable senior notes may not elect to convert them during the first quarter of 2009.

The Company has irrevocably agreed to pay only cash for the accreted principal amount of the exchangeable senior notes relative to its exchange obligations, but has retained the right to satisfy the exchange obligations in excess of the accreted principal amount in cash and/or common stock. Though the Company has retained that right, FASB Statement No. 128, "*Earnings Per Share,*" ("FAS 128"), requires an assumption that shares will be used to pay the exchange obligations in excess of the accreted principal amount, and requires that those shares be included in the Company's calculation of weighted average common shares outstanding for the diluted earnings per share computation. No shares were included in the computation at December 31, 2008 because there was no excess over the accreted principal for the period.

For the purposes of computing the diluted impact on earnings per share of the potential conversion of Preferred OP units into common shares, where the Company has the option to redeem in cash or shares as discussed in Note 14 and where the Company has stated the positive intent and ability to settle at least $115,000 of the instrument in cash (or net settle a portion of the Preferred OP units against the related outstanding note receivable), only the amount of the instrument in excess of $115,000 is considered in the calculation of shares contingently issuable for the purposes of computing diluted earnings per share as allowed by paragraph 29 of FAS 128.

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For the years ended December 31, 2008, 2007, and 2006 options to purchase approximately 1,870,423 shares, 287,240 shares and 24,273 shares of common stock, respectively, were excluded from the computation of earnings per share as their effect would have been anti-dilutive.

The computation of net income per share is as follows:

	For the Year Ended December 31,		
	2008	2007	2006
Net income attributable to common stockholders	$ 46,888	$ 34,584	$ 14,876
Add:			
Income allocated to minority interest—Preferred Operating Partnership and Operating Partnership	3,056	2,508	985
Net income for diluted computations	$ 49,944	$ 37,092	$ 15,861
Weighted average common shares oustanding:			
Average number of common shares outstanding—basic	76,557,550	64,688,741	54,998,935
Operating Partnership units	4,264,968	4,050,588	3,799,442
Preferred Operating Partnership units	989,980	989,980	—
Dilutive stock options, restricted stock and CCS/CCU conversions	101,286	774,359	493,372
Average number of common shares outstanding—diluted	81,913,784	70,503,668	59,291,749
Net income per common share			
Basic	$ 0.61	$ 0.53	$ 0.27
Diluted	$ 0.61	$ 0.53	$ 0.27

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *"Fair Value Measurements"* ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Statement of Position No. 157-2, *"Effective Date of FASB Statement No. 157"* (the "FSP"). The FSP amends FAS 157 to delay the effective date for FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within that scope, the FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted FAS 157 effective January 1, 2008, except as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis as allowed under the FSP.

In February 2007, the FASB issued Statement No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities"* ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The Company adopted FAS 159 effective January 1, 2008, but did not elect to measure any additional financial assets or liabilities at fair value.

In December 2007, the FASB issued revised Statement No. 141, *"Business Combinations"* ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the assets acquired and liabilities assumed. Generally, assets acquired and liabilities assumed in a transaction will be recorded at the acquisition-date fair value with limited exceptions. FAS 141(R) will also change the accounting treatment and disclosure for certain specific items in a business combination. Transaction costs associated with the acquisition will be expensed upon close of the acquisition. FAS 141(R) applies proactively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. FAS141(R) will be applied to all acquisitions with closing dates after December 31, 2008.

In December 2007, the FASB issued Statement No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51"* ("FAS 160"). FAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. FAS 160 also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests, with all other requirements applied prospectively. As of December 31, 2008 and 2007, minority interests in the accompanying consolidated balance sheets were $61,299 and $64,982, respectively. These amounts will be recharacterized as non-controlling interests as a component of equity when FAS 160 is adopted. FAS 160 is effective for fiscal years beginning on or after December 15, 2008.

In March 2008, the FASB issued Statement No. 161, *"Disclosures about Derivative Instruments and Hedging Activities,"* an amendment of FASB Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("FAS 161"). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and how derivative instruments and

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 also encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the extent of the footnote disclosures required by FAS 161 and the impact, if any, that it will have on its financial statements.

In December 2007, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 110, which was effective January 1, 2008, and amends and replaces SAB No. 107, *"Share-Based Payment."* SAB No. 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), *"Share-Based Payment."* Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB No. 107, was scheduled to expire on December 31, 2007. SAB No. 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB No. 110 did not have a significant effect on the Company's financial statements.

In May 2008, the FASB issued FASB Statement of Position No. APB 14-1, *"Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)"* ("FSP APB 14-1"). Under FSP APB 14-1, entities with convertible debt instruments that may be settled entirely or partially in cash upon conversion should separately account for the liability and equity components of the instrument in a manner that reflects the issuer's economic interest cost. The effect of the adoption FSP APB 14-1 on the Company's exchangeable senior notes is that the equity component will be included in the paid-in-capital section of stockholders' equity on the consolidated balance sheet and the value of the equity component will be treated as original issue discount for purposes of accounting for the debt component. The original issue discount will be amortized over the period of the debt as additional interest expense. FSP APB 14-1 will be effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. The Company expects an annual increase of approximately $4,500 of non-cash interest expense as a result of the adoption of FSP APB 14-1 based on the exchangeable senior notes outstanding at December 31, 2008.

In April 2008, the FASB issued FASB Staff Position SFAS No. 142-3, *"Determination of the Useful Life of Intangible Assets"* ("FSP SFAS No. 142-3"). FSP SFAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used in determining the useful life of a recognized intangible asset under Statement of Financial Accounting Standard No. 142, *"Goodwill and Other Intangible Assets."* This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP SFAS No. 142-3 is effective for fiscal years beginning after December 15, 2008, and early adoption is

(Dollars in thousands, except share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

prohibited. The impact of FSP SFAS No. 142-3 will depend upon the nature, terms, and size of the acquisitions the Company consummates after the effective date.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*," ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, "*Earnings per Share*." FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The Company is required to adopt FSP EITF 03-6-1 in the first quarter of 2009 and does not believe that it will have a material affect on its financial statements.

Reclassifications

Certain amounts in the 2007 and 2006 financial statements and supporting note disclosures have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net income or accumulated deficit.

3. REAL ESTATE ASSETS

The components of real estate assets are summarized as follows:

	December 31, 2008	December 31, 2007
Land—operating	$ 461,883	$ 411,946
Land—development	64,392	52,678
Buildings and improvements	1,555,598	1,420,235
Intangible assets—tenant relationships	33,234	32,173
Intangible lease rights	6,150	6,150
	2,121,257	1,923,182
Less: accumulated depreciation and amortization	(182,335)	(131,805)
Net operating real estate assets	1,938,922	1,791,377
Real estate under development	58,734	49,945
Net real estate assets	$1,997,656	$1,841,322

The Company amortizes to expense intangible assets—tenant relationships on a straight-line basis over the average period that a tenant utilizes the facility (18 months). The Company amortizes to expense the intangible lease rights over the terms of the related leases. Amortization related to the tenant relationships and lease rights was $4,760 and $4,213 for 2008 and 2007, respectively. The remaining balance of the unamortized lease rights will be amortized over the next 9 to 53 years.

(Dollars in thousands, except share data)

4. PROPERTY ACQUISITIONS

The following table shows the Company's acquisition of operating properties for the years ended December 31, 2008 and 2007 and does not include purchases of raw land or improvements made to existing assets:

Property Location(s)	Number of Properties	Date of Acquisition	Total Consideration	Cash Paid	Loan Assumed	Net Liabilities / (Assets) Assumed	Value of OP Units Issued	Number of OP Units Issued	Source of Acquisition	Notes
Colorado	1	11/25/2008	$ 5,901	$ 5,836	$ —	$ 65	$ —	—	Unrelated third party	
Indiana	1	10/31/2008	5,243	4,331	—	50	862	81,050	Unrelated third party	
Indiana	4	10/10/2008	18,294	15,014	—	519	2,761	189,356	Unrelated third party	
New York	2	10/2/2008	27,545	27,451	—	94	—	—	Unrelated third party	
Maryland	1	9/17/2008	5,035	5,034	—	1	—	—	Unrelated third party	
Florida	1	6/19/2008	10,336	10,259	—	77	—	—	Unrelated third party	
California	1	5/2/2008	7,500	7,515	—	(15)	—	—	Unrelated third party	
Massachusetts(1), California(2), Connecticut(1)	4	12/31/2007	40,674	15,311	24,482	881	—	—	Related Party	(1)
New York	1	12/19/2007	2,926	1,240	1,765	(79)	—	—	Unrelated third party	
Texas	1	12/14/2007	6,122	5,964	—	158	—	—	Unrelated third party	
Florida	1	11/20/2007	12,115	4,887	7,400	(172)	—	—	Unrelated franchisee	
California	1	10/4/2007	10,805	3,675	7,205	(75)	—	—	Unrelated third party	
Alabama(1), Colorado(1), Indiana(1), Missouri(3), New Mexico(1)	7	8/31/2007	36,510	13,558	23,340	(388)	—	—	Affiliated joint venture	(2)
Maryland	1	8/31/2007	10,471	10,418	—	53	—	—	Affiliated joint venture	(3)
California	1	8/1/2007	14,686	4,915	—	5	9,766	80,905	Unrelated third party	
California	1	6/26/2007	11,216	196	2,822	1	8,197	61,398	Unrelated third party	
California(6) & Hawaii(2)	8	6/25/2007	126,623	11,154	—	1,933	113,536	847,677	Unrelated third party	
Georgia	3	6/14/2007	13,693	13,594	—	99	—	—	Unrelated franchisee	
California	1	6/14/2007	18,703	867	14,062	(60)	3,834	218,693	Unrelated third party	
Maryland	1	6/6/2007	14,942	8,128	6,834	(20)	—	—	Unrelated third party	
California	1	6/1/2007	4,020	4,036	—	(16)	—	—	Unrelated third party	
Florida	1	5/31/2007	8,975	8,882	—	93	—	—	Unrelated third party	
California	1	5/24/2007	5,585	5,575	—	10	—	—	Unrelated third party	
Maryland	1	4/17/2007	12,670	5,428	7,292	(50)	—	—	Unrelated third party	
Florida	1	3/27/2007	6,320	6,257	—	63	—	—	Unrelated franchisee	
Maryland	1	1/11/2007	14,334	14,348	—	(14)	—	—	Unrelated franchisee	
Tennessee	1	1/5/2007	3,684	3,672	—	12	—	—	Unrelated franchisee	
Arizona	1	1/2/2007	4,361	4,527	—	(166)	—	—	Affiliated joint venture	(2)

Notes:

(1) These properties were purchased from a related party that was owned by certain members of the Company's management team and a director. The independent members of the Company's board of directors approved this acquisition. The four properties include the purchase of one consolidated joint venture interest.

(2) These properties were purchased from a joint venture entity in which the Company held partnership interests. The joint venture was dissolved and proceeds were distributed to joint venture partners. No gain or loss was recognized on these transactions.

(3) This property was purchased from a joint venture entity in which the Company holds a partnership interest. The joint venture remained in place and proceeds were distributed to the joint venture partner. No gain or loss was recognized on this transaction.

(Dollars in thousands, except share data)

5. INVESTMENTS IN REAL ESTATE VENTURES

Investments in real estate ventures at December 31, 2008 and 2007 consist of the following:

	Equity Ownership %	Excess Profit Participation %	Investment balance at December 31, 2008	Investment balance at December 31, 2007
Extra Space West One LLC ("ESW")	5%	40%	$ 1,492	$ 1,804
Extra Space West Two LLC ("ESW II")	5%	40%	4,874	5,019
Extra Space Northern Properties Six, LLC ("ESNPS")	10%	35%	1,482	1,642
Extra Space of Santa Monica LLC ("ESSM")	41%	41%	3,225	5,138
Clarendon Storage Associates Limited Partnership ("Clarendon")	50%	50%	3,318	4,189
PRISA Self Storage LLC ("PRISA")	2%	17%	12,460	12,732
PRISA II Self Storage LLC ("PRISA II")	2%	17%	10,431	10,608
PRISA III Self Storage LLC ("PRISA III")	5%	20%	4,118	4,405
VRS Self Storage LLC ("VRS")	45%	9%	47,488	4,515
WCOT Self Storage LLC ("WCOT")	5%	20%	5,229	5,211
Storage Portfolio I, LLC ("SP I")	25%	40%	17,471	18,567
Storage Portfolio Bravo II ("SPB II")	20%	25 - 45%	14,168	14,785
U-Storage de Mexico S.A. and related entities ("U-Storage")	35 - 40%	35 - 40%	9,205	4,891
Other minority owned properties	10 - 50%	10 - 50%	1,830	1,663
			$136,791	$95,169

In these joint ventures, the Company and the joint venture partner generally receive a preferred return on their invested capital. To the extent that cash/profits in excess of these preferred returns are generated through operations or capital transactions, the Company would receive a higher percentage of the excess cash/profits than its equity interest.

On July 1, 2008, the Company purchased an additional 40.0% interest in VRS Self Storage LLC from Prudential Real Estate Investors for cash of $44,100, resulting in an increase in the Company's total interest in the joint venture from 5.0% to 45.0%.

On March 1, 2007, the Company acquired a 39.5% interest in U-Storage de Mexico S.A., an existing Mexican corporation ("U-Storage"), which currently manages, develops, owns and operates self storage facilities in Mexico. Kenneth T. Woolley, a former Senior Vice President of the Company and son of Kenneth M. Woolley, the CEO of the Company, also acquired a 0.5% interest in U-Storage.

On December 31, 2007, the Company acquired from Extra Space Development ("ESD"), a related party owned by certain members of management and a director, its ownership interest in three joint ventures: Extra Space of Elk Grove LLC (70% ownership interest, a consolidated joint venture), Extra Space West Two LLC (5% ownership interest) and Storage Associates Holdco LLC (10% ownership interest.) The excess profit participation is 10 - 50% for each joint venture. In addition to the joint venture interests, three wholly-owned properties were purchased.

(Dollars in thousands, except share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Equity in earnings of real estate ventures for the years ended December 31, 2008, 2007, and 2006 consists of the following:

	For the Year Ended December 31,		
	2008	2007	2006
Equity in earnings of ESW	$1,333	$1,490	$1,351
Equity in earnings (losses) of ESW II	(57)	—	—
Equity in earnings of ESNPS	236	206	166
Equity in earnings of Clarendon	304	—	—
Equity in earnings of PRISA	702	716	528
Equity in earnings of PRISA II	596	574	448
Equity in earnings of PRISA III	274	316	124
Equity in earnings of VRS	1,363	265	158
Equity in earnings of WCOT	299	308	151
Equity in earnings of SP I	1,211	1,099	949
Equity in earnings of SPB II	614	776	786
Equity in earnings (losses) of U-Storage	(64)	(301)	—
Equity in earnings (losses) of other minority owned properties	121	(149)	32
	$6,932	$5,300	$4,693

Equity in earnings (losses) of ESW II, SP I and SPB II includes the amortization of the Company's excess purchase price of $25,268 of these equity investments over its original basis. The excess basis is amortized over 40 years.

Information (unaudited) related to the real estate ventures' debt at December 31, 2008 is set forth below:

	Loan Amount	Current Interest Rate	Debt Maturity
ESW—Fixed	$ 16,650	4.59%	July 2010
ESW II—Fixed	20,000	5.48%	March 2012
ESNPS—Fixed	34,500	5.27%	June 2015
ESSM—Variable	4,371	3.19%	November 2011
Clarendon—Swapped to fixed	8,500	5.93%	September 2018
PRISA	—	—	Unleveraged
PRISA II	—	—	Unleveraged
PRISA III—Fixed	145,000	4.97%	August 2012
VRS—Fixed	52,100	4.76%	August 2012
WCOT—Fixed	92,140	4.76%	August 2012
SPB II—Fixed	67,400	4.83%	July 2009
SP I—Fixed	115,000	4.62%	April 2011
U-Storage	—	—	Unleveraged
Other	133,099	various	various

(Dollars in thousands, except share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Combined, condensed unaudited financial information of ESW, ESW II, ESNPS, PRISA, PRISA II, PRISA III, VRS, WCOT, SP I and SPB II as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006, follows:

Balance Sheets:	December 31, 2008	December 31, 2007
Assets:		
Net real estate assets	$2,041,268	$2,076,477
Other	34,775	48,659
	$2,076,043	$2,125,136
Liabilities and members' equity:		
Borrowings	$ 542,790	$ 542,790
Other liabilities	33,264	41,696
Members' equity	1,499,989	1,540,650
	$2,076,043	$2,125,136

Statements of Income:	For the Year Ended December 31, 2008	2007	2006
Rents and other income	$295,824	$294,395	$282,212
Expenses	197,926	195,776	210,222
Net income	$ 97,898	$ 98,619	$ 71,990

Variable Interests in Unconsolidated Real Estate Joint Ventures:

The Company has interests in two unconsolidated joint ventures with unrelated third parties ("Montrose" and "Eastern Avenue") which are VIEs. The Company holds a 10% equity interest in Montrose and Eastern Avenue, but has 50% of the voting rights. Qualification as a VIE was based on the disproportionate voting and ownership percentages. The Company performed a probability-based cash flow analysis for each of these joint ventures to determine which party was the primary beneficiary of these VIEs. These analyses were performed using the Company's best estimates of the future cash flows based on its historical experience with numerous similar assets. As a result of these analyses, the Company determined that it was not the primary beneficiary of either Montrose or Eastern Avenue as the Company does not receive a majority of either joint venture's expected residual returns or bear a majority of the expected losses. Accordingly, these interests are accounted for using the equity method.

Montrose and Eastern Avenue each own a single pre-stabilized self-storage property. These joint ventures are financed through a combination of (1) equity contributions from the Company and its joint venture partners, (2) mortgage notes payable and (3) payables to the Company for working capital. The payables to the Company are generally amounts owed for expenses paid on behalf of the joint ventures by the Company as manager. The Company performs management services for both the

(Dollars in thousands, except share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Montrose and Eastern Avenue joint ventures in exchange for a management fee of approximately 6% of the gross rental revenues generated by the properties. The Company's joint venture partners can replace the Company as manager of the properties upon written notice. The Company has not provided financial or other support during the periods presented to Montrose or Eastern Avenue that it was not previously contractually obligated to provide.

As of December 31, 2008, $0 and $0 for Montrose and Eastern Avenue, respectively were included in Investments in Real Estate on its consolidated balance sheet. No liability was recorded associated with the Company's guarantee of the construction loans of Montrose or Eastern Avenue. The Company's maximum exposure to loss for each joint venture as of December 31, 2008 is the total of the guaranteed loan balance and the Company's investment balances in each joint venture. The following table compares the liability balances and the maximum exposure to loss related to Montrose and Eastern Avenue as of December 31, 2008:

	Liability Balance	Investment balance	Balance of Guranteed loan	Payables to Company	Maximum exposure to loss	Difference	Tickmark
Eastern Avenue	$—	$—	$ 5,556	$2,800	$ 8,356	$ (8,356)	(1)
Montrose	—	—	7,295	1,300	8,595	(8,595)	(1)
	$—	$—	$12,851	$4,100	$16,951	$(16,951)	

(1) The maximum exposure to loss above represents the full amount of the loan guaranteed by the Company plus payables to the Company. The Company believes that the risk of having to perform on the guarantee is remote and therefore no liability has been recorded. However, repossessing and/or selling the self-storage facilities and land that collateralize the loans could provide funds sufficient to reimburse the Company, and the Company believes that the risk of having to perform on the guarantees is remote.

Variable Interests in Consolidated Real Estate Joint Ventures

The Company has variable interests in three consolidated joint ventures with third parties (the "VIE JVs") which are VIEs. The VIE JVs are financed through a combination of (1) equity contributions from the Company and its joint venture partners, (2) mortgage notes payable and (3) payables to the Company for working capital. The payables to the Company are generally amounts owed for expenses paid on behalf of the joint ventures by the Company as manager. The Company owns 50% to 72% of the common equity interests in the VIE JVs. The Company performed probability-based cash flow projections for each venture using the Company's best estimates of future revenues and expenses based on historical experience with numerous similar assets. According to these analyses, the joint ventures were determined to be VIEs based on an assessment that the equity financing was inadequate to support operations. The Company was also determined to be the primary beneficiary of each of the VIE JVs, as it receives the majority of the benefits and bears the majority of the expected losses of each as a result of its majority ownership and the management agreements. Therefore, each of the VIE JVs are consolidated with the assets and liabilities of each joint venture

(Dollars in thousands, except share data)

5. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

included in the Company's consolidated financial statements, with intercompany balances and transactions eliminated.

The Company performs development services for Washington Ave. and ESS of Plantation LLC in exchange for a development fee of 2% and 1% of budgeted costs, respectively. The Company performs management services for Franklin Blvd. in exchange for a management fee of approximately 6% of the gross rental revenues generated.

The table below illustrates the financing of each of the VIE JVs as well as the carrying amounts of the related assets and liabilities as of December 31, 2008:

Joint Venture	Equity Ownership %	Excess Profit Participation %	Total Assets	Notes Payable	Payables to Company (eliminated)	Payables and Other Liabilities	Company's Equity (eliminated)	JV Partners' Equity (minority interest)
Franklin Blvd.	50%	50%	$ 7,235	$5,358	$1,695	$ 62	$ 60	$ 60
Washington Ave.	50%	50%	8,343	—	6,016	793	767	767
ESS of Plantation LLC	72%	40%	4,349	—	84	—	3,090	1,175
			$19,927	$5,358	$7,795	$855	$3,917	$2,002

Except as disclosed above, the Company has not provided financial or other support during the periods presented to these VIEs that it was not previously contractually obligated to provide. The Company has guaranteed the notes payable for these VIEs. If the joint ventures default on the loans, the Company may be forced to repay its portion of the balance owed. However, repossessing and/or selling the self-storage facilities and land that collateralize the loans could provide funds sufficient to reimburse the Company, and the Company believes that the risk of having to perform on the guarantees is remote.

6. INVESTMENTS AVAILABLE FOR SALE

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," which requires securities classified as "available for sale" to be stated at fair value. Adjustments to the fair value of available for sale securities are recorded as a component of other comprehensive income. A decline in the market value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company's investments available for sale have generally consisted of non mortgage-backed auction rate securities ("ARS"). ARS are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par.

At December 31, 2007, the Company had $24,460 invested in non mortgage-backed ARS. Uncertainties in the credit markets had prevented the Company and other investors from liquidating the holdings of auction rate securities in auctions for these securities because the amount of securities

(Dollars in thousands, except share data)

6. INVESTMENTS AVAILABLE FOR SALE (Continued)

submitted for sale exceeded the amount of purchase orders. As a result, during the year ended December 31, 2007, the Company recorded an other-than-temporary impairment charge of $1,233 and a temporary impairment charge of $1,415, which reduced the carrying value of the Company's investments in ARS to an estimated fair value of $21,812 as of December 31, 2007. On February 29, 2008, the Company liquidated its holdings of ARS for $21,812 in cash. As a result of this settlement, the Company recognized $1,415 of the amount that was previously classified as a temporary impairment as a loss on sale of investments available for sale through earnings. The Company has not had investments in ARS since March 1, 2008.

7. OTHER ASSETS

The components of other assets are summarized as follows:

	December 31, 2008	December 31, 2007
Equipment and fixtures	$10,671	$11,899
Less: accumulated depreciation	(7,309)	(8,364)
Other intangible assets	3,296	223
Deferred financing costs, net	12,330	15,534
Prepaid expenses and deposits	5,828	5,162
Accounts receivable, net	11,120	8,516
Fair value of interest rate swap	647	—
Investments in Trusts	3,590	3,590
Deferred tax asset	2,403	—
	$42,576	$36,560

(Dollars in thousands, except share data)

8. NOTES PAYABLE

The components of notes payable are summarized as follows:

	December 31, 2008	December 31, 2007
Fixed Rate		
Mortgage and construction loans with banks bearing interest at fixed rates between 4.65% and 7.0%. The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between April 2009 and February 2017.	$818,166	$825,326
Variable Rate		
Mortgage and construction loans with banks bearing floating interest rates (including loans subject to interest rate swaps) based on LIBOR. Interest rates based on LIBOR are between LIBOR plus 0.65% (1.09% and 5.25% at December 31, 2008 and 2007, respectively) and LIBOR plus 2.75% (3.19% and 7.35% at December 31, 2008 and 2007, respectively). The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between June 2009 and November 2011.	125,432	124,855
	$943,598	$950,181

The following table summarizes the scheduled maturities of notes payable at December 31, 2008:

2009	$220,406
2010	156,406
2011	84,176
2012	11,280
2013	23,087
Thereafter	448,243
	$943,598

Certain real estate assets are pledged as collateral for the notes payable. The Company is subject to certain restrictive covenants relating to the outstanding notes payable. The Company was in compliance with all covenants at December 31, 2008.

In October 2004, the Company entered into a reverse interest rate swap agreement ("Swap Agreement") to float $61,770 of 4.30% fixed interest rate secured notes due in June 2009. Under this Swap Agreement, the Company will receive interest at a fixed rate of 4.30% and pay interest at a variable rate equal to LIBOR plus 0.65%. The Swap Agreement matures at the same time the notes are due. This Swap Agreement is a fair value hedge, as defined by SFAS No. 133, and the fair value of

(Dollars in thousands, except share data)

8. NOTES PAYABLE (Continued)

the Swap Agreement is recorded as an asset or liability, with an offsetting adjustment to the carrying value of the related note payable. Monthly variable interest payments are recognized as an increase or decrease in interest expense.

The estimated fair value of the Swap Agreement at December 31, 2008 was reflected as an other asset of $647. The estimated fair value of the Swap Agreement at December 31, 2007 was reflected as an other liability of $125. The fair value of the Swap agreement is determined through observable prices in active markets for identical agreements. For the year ended December 31, 2008, the Company recorded a reduction to interest expense of $223 relating to the Swap Agreement. For the years ended December 31, 2007 and 2006 interest expense was increased by $1,032 and $802, respectively, as a result of the Swap Agreement.

On August 31, 2007, as part of the acquisition of our partner's joint venture interest in seven properties, the Company assumed an interest rate cap agreement related to the assumption of the loan on these properties. The Company has designated the interest rate cap agreement as a cash flow hedge of the interest payments resulting from an increase in the interest rate above the rates designated in the interest rate cap agreement. The interest rate cap agreement will allow increases in interest payments based on an increase in the LIBOR rate above the capped rates (5.19% from 1/1/07 to 12/31/07 and 5.48% from 1/1/08 to 12/31/08) on $23,340 of floating rate debt to be offset by the value of the interest rate cap agreement. The estimated fair value of the interest rate cap at the assumption date was not material and no asset or liability was recorded. The fair value of the interest rate cap is determined through observable prices in active markets for identical agreements. The interest rate cap expired on December 31, 2008.

On June 30, 2008, the Company entered into a loan agreement in the amount of $64,530 secured by certain properties. As of December 31, 2008, $940 was drawn on the loan balance. As part of the loan agreement, the Company agreed to draw down at least 50% of the loan amount by February 1, 2009 with the remainder to be drawn by March 31, 2009. The loan bears interest at LIBOR plus 2%, and matures on June 30, 2011. On February 1, 2009, the Company drew $40,000 of the $63,590 available and expects to draw the remaining balance on March 31, 2009.

9. NOTES PAYABLE TO TRUSTS

During July 2005, ESS Statutory Trust III (the "Trust III"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership, issued an aggregate of $40,000 of preferred securities which mature on July 31, 2035. In addition, the Trust III issued 1,238 of Trust common securities to the Operating Partnership for a purchase price of $1,238. On July 27, 2005, the proceeds from the sale of the preferred and common securities of $41,238 were loaned in the form of a note to the Operating Partnership ("Note 3"). Note 3 has a fixed rate of 6.91% through July 31, 2010, and then will be payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 3, payable quarterly, will be used by the Trust III to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after July 27, 2010.

(Dollars in thousands, except share data)

9. NOTES PAYABLE TO TRUSTS (Continued)

During May 2005, ESS Statutory Trust II (the "Trust II"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company, issued an aggregate of $41,000 of preferred securities which mature on June 30, 2035. In addition, the Trust II issued 1,269 of Trust common securities to the Operating Partnership for a purchase price of $1,269. On May 24, 2005, the proceeds from the sale of the preferred and common securities of $42,269 were loaned in the form of a note to the Operating Partnership ("Note 2"). Note 2 has a fixed rate of 6.67% through June 30, 2010, and then will be payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 2, payable quarterly, will be used by the Trust II to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after June 30, 2010.

During April 2005, ESS Statutory Trust I (the "Trust"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company issued an aggregate of $35,000 of trust preferred securities which mature on June 30, 2035. In addition, the Trust issued 1,083 of Trust common securities to the Operating Partnership for a purchase price of $1,083. On April 8, 2005, the proceeds from the sale of the trust preferred and common securities of $36,083 were loaned in the form of a note to the Operating Partnership (the "Note"). The Note has a variable rate equal to the three-month LIBOR plus 2.25% per annum. The interest on the Note, payable quarterly, will be used by the Trust to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after June 30, 2010.

Under FIN 46R, Trust, Trust II and Trust III are VIEs because the holders of the equity investment at risk (the trust preferred securities) do not have adequate decision making ability over the trusts' activities because of their lack of voting or similar rights. Because the Operating Partnership's investment in the trusts' common securities was financed directly by the trusts as a result of its loan of the proceeds to the Operating Partnership, that investment is not considered to be an equity investment at risk. The Operating Partnership's investment in the trusts is not a variable interest because equity interests are variable interests only to the extent that the investment is considered to be at risk, and therefore the Operating Partnership cannot be the primary beneficiary of the trusts. Since the Company is not the primary beneficiary of the trusts, they have not been consolidated. A debt obligation has been recorded in the form of notes as discussed above for the proceeds, which are owed to the Trust, Trust II, and Trust III by the Company. The Company has also recorded its investment in the trusts' common securities as other assets.

The Company has not provided financing or other support during the periods presented to the trusts that it was not previously contractually obligated to provide. The Company's maximum exposure to loss as a result of its involvement with the trusts is equal to the total amount of the notes discussed above less the amounts of the Company's investments in the trusts' common securities. The net amount is the notes payable that the trusts owe to third parties for their investments in the trusts' preferred securities. Following is a tabular comparison of the carrying amounts of the liabilities the Company has

(Dollars in thousands, except share data)

9. NOTES PAYABLE TO TRUSTS (Continued)

recorded as a result of its involvements with the trusts to the maximum exposure to loss the Company is subject to related to the trusts as of December 31, 2008:

	Notes payable to Trusts as of December 31, 2008	Maximum exposure to loss	Difference
Trust	$ 36,083	$ 35,000	$1,083
Trust II	42,269	41,000	1,269
Trust III	41,238	40,000	1,238
	$119,590	$116,000	$3,590

As noted above, these differences represent the amounts that the Trusts would repay the Company for its investment in the trusts' common securities.

10. EXCHANGEABLE SENIOR NOTES

On March 27, 2007, our Operating Partnership issued $250,000 of its 3.625% Exchangeable Senior Notes due April 1, 2027 (the "Notes"). Costs incurred to issue the Notes were approximately $5,700. These costs are being amortized as an adjustment to interest expense over five years, which represents the estimated term of the Notes, and are included in other assets, net in the consolidated balance sheet as of December 31, 2008. The Notes are general unsecured senior obligations of the Operating Partnership and are fully guaranteed by the Company. Interest is payable on April 1 and October 1 of each year until the maturity date of April 1, 2027. The Notes bear interest at 3.625% per annum and contain an exchange settlement feature, which provides that the Notes may, under certain circumstances, be exchangeable for cash (up to the principal amount of the Notes) and, with respect to any excess exchange value, for cash, shares of our common stock or a combination of cash and shares of our common stock at an initial exchange rate of approximately 42.6491 shares per $1,000 principal amount of Notes at the option of the Operating Partnership.

The Operating Partnership may redeem the Notes at any time to preserve the Company's status as a REIT. In addition, on or after April 5, 2012, the Operating Partnership may redeem the Notes for cash, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest, upon at least 30 days but not more than 60 days prior written notice to holders of the Notes.

The holders of the Notes have the right to require the Operating Partnership to repurchase the Notes for cash, in whole or in part, on each of April 1, 2012, April 1, 2017 and April 1, 2022, and upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest. Certain events are considered "Events of Default," as defined in the indenture governing the Notes, which may result in the accelerated maturity of the Notes.

The Company has considered whether the exchange settlement feature represents an embedded derivative within the debt instrument under the guidance of FAS 133: *"Accounting for Derivative Instruments and Hedging Activities,"* EITF 90-19: *"Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion,"* and EITF 01-6: *"The Meaning of "Indexed to a Company's Own Stock"* that would

(Dollars in thousands, except share data)

10. EXCHANGEABLE SENIOR NOTES (Continued)

require bifurcation (i.e., separate accounting). The Company has concluded that the exchange settlement feature has satisfied the exemption in SFAS 133 because it is indexed to the Company's own common stock and would otherwise be classified in stockholders equity, among other considerations. Accordingly, the Notes are presented as a single debt instrument (often referred to as "Instrument C" in EITF 90-19) in accordance with APB 14 *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants"* due to the inseparability of the debt and the conversion feature.

During October 2008, the Company repurchased $40,337 principal amount of the Notes on the open market. The Company paid cash of $31,721 to repurchase the Notes. The repurchase resulted in a gain of $7,970 on early extinguishment of debt.

The Company is currently evaluating the impact that the adoption of FSP APB 14-1 will have on its financial statements in 2009 and expects to have an approximate increase of $4,500 in non-cash interest expense as a result of adoption. The gain on early extinguishment of debt relating to the repurchase of the Notes in October 2008 is also expected to be reduced as a result of the adoption of FSP APB 14-1.

11. LINE OF CREDIT

On October 19, 2007, the Company entered into a $100,000 revolving line of credit (the "Credit Line") that matures October 31, 2010 with two one-year extensions available. The Company intends to use the proceeds of the Credit Line to repay debt maturing in 2009 and for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain financial ratios of the Company. The Credit Line is collateralized by mortgages on certain real estate assets. As of December 31, 2008, the Credit Line had $100,000 of capacity based on the assets collateralizing the Credit Line of which $27,000 was drawn. The Company is subject to certain restrictive covenants relating to the Credit Line. The Company was in compliance with all covenants as of December 31, 2008. No amounts were outstanding on the Credit Line at December 31, 2007. On January 30, 2009, the Company drew an additional $50,000 on the Credit Line.

12. OTHER LIABILITIES

Other liabilities at December 31, 2008 and 2007 are summarized as follows:

	December 31, 2008	December 31, 2007
Deferred rental income	$12,535	$11,805
Security deposits	316	383
SUSA lease obligation liability	3,029	2,592
Fair value of interest rate swap	—	125
Income taxes payable	2,825	—
Other miscellaneous liabilities	3,562	3,150
	$22,267	$18,055

(Dollars in thousands, except share data)

13. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS

The Company provides management and development services for certain affiliated real estate joint ventures, franchise, third parties, and other related party properties. Management agreements provide generally for management fees of 6% of gross rental revenues for the management of operations at the self-storage facilities. As discussed in Note 4, the Company has previously purchased self-storage properties from related parties and affiliated entities.

Management fee revenues for related party and affiliated real estate joint ventures are summarized as follows:

		For the Year Ended December 31,		
Entity	**Type**	**2008**	**2007**	**2006**
ESW	Affiliated real estate joint ventures	$ 432	$ 436	$ 413
ESW II	Affiliated real estate joint ventures	310	232	—
ESNPS	Affiliated real estate joint ventures	466	444	422
PRISA	Affiliated real estate joint ventures	5,076	5,132	5,057
PRISA II	Affiliated real estate joint ventures	4,147	4,184	4,081
PRISA III	Affiliated real estate joint ventures	1,774	1,862	1,843
VRS	Affiliated real estate joint ventures	1,175	1,151	1,118
WCOT	Affiliated real estate joint ventures	1,536	1,539	1,464
SP I	Affiliated real estate joint ventures	1,296	1,264	1,221
SPB II	Affiliated real estate joint ventures	1,003	1,026	1,032
Extra Space Development ("ESD")	Related party	—	743	518
Various	Franchisees, third parties and other	3,730	2,585	3,714
		$20,945	$20,598	$20,883

Receivables from third parties, related parties and affiliated real estate joint ventures balances are summarized as follows:

	December 31, 2008	December 31, 2007
Receivables:		
Development fees	$ 1,382	$1,501
Other receivables from properties	9,953	5,885
	$11,335	$7,386

Development fees receivable consist of amounts due for development services from third parties and unconsolidated affiliated joint ventures. The Company earns development fees of 1% - 6% of budgeted costs on development projects. Other receivables from properties consist of amounts due for management fees and expenses paid on behalf of the properties that the Company manages. The Company believes that all of these related party and affiliated real estate joint venture receivables are fully collectible. The Company does not have any payables to related parties at December 31, 2008 and 2007.

(Dollars in thousands, except share data)

13. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS (Continued)

Centershift, a related party service provider, is partially owned by a certain director and members of management of the Company. Effective January 1, 2004, the Company entered into a license agreement with Centershift which secures a perpetual right for continued use of STORE (the site management software used at all sites operated by the Company) in all aspects of the Company's property acquisition, development, redevelopment and operational activities. During the years ended December 31, 2008, 2007 and 2006, the Company paid Centershift $989, $965 and $824, respectively, relating to the purchase of software and to license agreements.

The Company has entered into an aircraft dry lease and service and management agreement with SpenAero, L.C. ("SpenAero") an affiliate of Spencer F. Kirk, the Company's President. Under the terms of the agreement, the Company pays a defined hourly rate for use of the aircraft. During the years ended December 31, 2008, 2007 and 2006, the Company paid SpenAero $440, $395 and $314, respectively. The services that the Company receives from SpenAero are similar in nature and price to those that are provided to other outside third parties.

The Company has determined that it had a variable interest in properties in which ESD, a related party, owned or had an ownership interest. The Company did not have an equity investment or interest in these properties. and it was not the primary beneficiary of the variable interests. This variable interest was a result of management and development contracts that were held by the Company. The variable interest was limited to the management and development fees and there was not any additional loss that could be attributed to the Company. The Company determined that it was not the primary beneficiary in these agreements. Accordingly, these properties were not consolidated between August 16, 2004 and December 31, 2007. On December 31, 2007, the Company acquired ESD and its related assets for $46,674. The following assets were purchased as part of this transaction:

- Three wholly-owned properties;
- 70% ownership interest in Extra Space of Elk Grove LLC, a consolidated joint venture that owns one property;
- 5% ownership interest in Extra Space West Two LLC, an unconsolidated joint venture that owns five properties; and
- 10% ownership interest Storage Associates Holdco LLC, an unconsolidated joint venture that owns six properties.

The independent members of the Company's board of directors reviewed and approved the acquisition of ESD.

14. MINORITY INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS

On June 15, 2007, the Operating Partnership entered into a Contribution Agreement with various limited partnerships affiliated with AAAAA Rent-A-Space to acquire ten self-storage facilities (the "Properties") in exchange for the issuance of newly designated Preferred OP units of the Operating Partnership. The self-storage facilities are located in California and Hawaii.

(Dollars in thousands, except share data)

14. MINORITY INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS (Continued)

On June 25 and 26, 2007, nine of the ten properties were contributed to the Operating Partnership in exchange for consideration totaling $137,800. Preferred OP units totaling 909,075, with a value of $121,700, were issued along with the assumption of approximately $14,200 of third-party debt, of which $11,400 was paid off at close. The final property was contributed on August 1, 2007 in exchange for consideration totaling $14,700. 80,905 Preferred OP units with a value of $9,800 were issued along with $4,900 of cash.

On June 25, 2007, the Company loaned the holder of the Preferred OP units $100,000. The note receivable bears interest at 4.85%, and is due September 1, 2017. The loan is secured by the borrower's Preferred OP units. The holder of the Preferred OP units can convert up to 114,500 Preferred OP units prior to the maturity date of the loan. If any redemption in excess of 114,500 Preferred OP units occurs prior to the maturity date, the holder of the Preferred OP units is required to repay the loan as of the date of that Preferred OP unit redemption. Preferred OP units are shown on the balance sheet net of the $100,000 loan under the guidance in EITF No. 85-1, *"Classifying Notes Receivable for Capital,"* because the borrower under the loan receivable is also the holder of the Preferred OP units.

The Operating Partnership entered into a Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") which provides for the designation and issuance of the Preferred OP units. The Preferred OP units will have priority over all other partnership interests of the Operating Partnership with respect to distributions and liquidation.

Under the Partnership Agreement, Preferred OP units in the amount of $115,000 bear a fixed priority return of 5% and have a fixed liquidation value of $115,000. The remaining balance will participate in distributions with and have a liquidation value equal to that of the common Operating Partnership units. The Preferred OP units became redeemable at the option of the holder on September 1, 2008, which redemption obligation may be satisfied, at the Company's option, in cash or shares of its common stock.

At issuance, in accordance with SFAS 133: *"Accounting for Derivative Instruments and Hedging Activities"*, SFAS 150: *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*, EITF 00-19: *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock"*, EITF Topic D-109: *"Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133"*: and Accounting Series Release ("ASR") No. 268: *"Presentation in Financial Statements of "Redeemable Preferred Stocks"*, from inception through September 28, 2007 (the date of the amendment discussed below), the Preferred OP units were classified as a hybrid instrument such that the value of the units associated with the fixed return were classified in mezzanine after total liabilities on the balance sheet and before stockholders' equity. The remaining balance that participates in distributions equal to that of common OP units had been identified as an embedded derivative and had been classified as a liability on the balance sheet and recorded at fair value on a quarterly basis with any adjustment being recorded through earnings. For the year ended December 31, 2007, the fair value adjustment associated with the embedded derivative was $1,054.

(Dollars in thousands, except share data)

14. MINORITY INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS (Continued)

On September 28, 2007, the Operating Partnership entered into an amendment to the Contribution Agreement (the "Amendment"). Pursuant to the Amendment, the maximum number of shares that can be issued upon redemption of the Preferred OP units was set at 116 million, after which the Company will have no further obligations with respect to the redeemed or any other remaining Preferred OP units. As a result of the Amendment, and in accordance with the above referenced guidance, the Preferred OP units are no longer considered a hybrid instrument and the previously identified embedded derivative no longer requires bifurcation and is considered permanent equity of the Operating Partnership. The Preferred OP units are included on the consolidated balance sheet as the minority interest represented by Preferred OP units, and no recurring fair value measurements are required subsequent to the date of the Amendment.

On September 18, 2008, the Operating Partnership entered into a First Amendment to the Second Amended and Restated Agreement of Limited Partnership to clarify tax-related provisions relating to the Preferred OP units.

15. MINORITY INTEREST IN OPERATING PARTNERSHIP

The Company's interest in its properties is held through the Operating Partnership. ESS Holding Business Trust I, a wholly-owned subsidiary of the Company, is the sole general partner of the Operating Partnership. The Company through ESS Business Trust II, a wholly-owned subsidiary of the Company, is also a limited partner of the Operating Partnership. Between its general partner and limited partner interests, the Company held a 94.23% majority ownership interest therein as of December 31, 2008. The remaining ownership interests in the Operating Partnership (including Preferred OP units) of 5.77% are held by certain former owners of assets acquired by the Operating Partnership, which include a director and officers of the Company. As of December 31, 2008, the Operating Partnership had 4,264,968 and 55,957 OP units and CCUs outstanding, respectively.

The minority interest in the Operating Partnership represents OP units that are not owned by the Company. In conjunction with the formation of the Company and as a result of subsequent acquisitions, certain persons and entities contributing interests in properties to the Operating Partnership received limited partnership units in the form of either OP units or Contingent Conversion units. Limited partners who received OP units in the formation transactions or in exchange for contributions for interests in properties have the right to require the Operating Partnership to redeem part or all of their OP units for cash based upon the fair market value of an equivalent number of shares of the Company's common stock (10 day average) at the time of the redemption. Alternatively, the Company may, at its option, elect to acquire those OP units in exchange for shares of its common stock on a one-for-one basis, subject to anti-dilution adjustments provided in the Operating Partnership agreement. The ten day average closing stock price at December 31, 2008, was $9.99 and there were 4,264,968 OP units outstanding. Assuming that all of the unit holders exercised their right to redeem all of their OP units on December 31, 2008 and the Company elected to pay the non-controlling members cash, the Company would have paid $42,607 in cash consideration to redeem the units.

(Dollars in thousands, except share data)

15. MINORITY INTEREST IN OPERATING PARTNERSHIP (Continued)

During October 2008, the Company issued 270,406 OP units valued at $3,623 in conjunction with the acquisition of four properties in Indianapolis, Indiana.

In October 2008, 129,499 OP units were redeemed in exchange for the Company's common stock.

During June 2007, the Company issued 218,693 OP units valued at $3,834 in conjunction with the acquisition of a property in San Francisco, California. 47,334 OP units were redeemed in exchange for cash throughout 2007.

Unlike the OP units, CCUs do not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 properties, all or a portion of the CCUs will be automatically converted into OP units. Initially, each CCU will be convertible on a one-for-one basis into OP units, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculated the net operating income from the 14 wholly-owned properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCUs were converted so that the total percentage (not to exceed 100%) of CCUs issued in connection with the formation transactions that have been converted to OP units was equal to the percentage determined by dividing the net operating income for such period in excess of $5,100 by $4,600. If any CCU remained unconverted through the calculation made in respect of the 12-month period ending December 31, 2008, such outstanding CCUs would be cancelled.

While any CCUs remain outstanding, a majority of the Company's independent directors must review and approve the net operating income calculation for each measurement period and also must approve the sale of any of the 14 wholly-owned properties.

As of December 31, 2008, 144,089 CCUs had converted to OP units. Based on the performance of the properties as of December 31, 2008, no additional CCUs became eligible for conversion during the fourth quarter of 2008. The remaining 55,957 CCUs were cancelled as of February 4, 2009.

16. STOCKHOLDERS' AND MEMBERS' EQUITY

Stockholders' Equity

The Company's charter provides that it can issue up to 300,000,000 shares of common stock, $0.01 par value per share, 4,100,000 CCSs, $.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2008, 85,790,331 shares of common stock were issued and outstanding, 1,143,747 CCSs were issued and outstanding and no shares of preferred stock were issued or outstanding.

On May 19, 2008, the Company closed a public common stock offering of 14,950,000 shares at an offering price of $16.35 per share, for aggregate gross proceeds of $244,433. Transaction costs were $11,715 for net proceeds of $232,718.

On October 3, 2008, the Company issued 3,000,000 shares of its common stock at an offering price of $14.71 per share in a registered direct placement to certain clients of RREEF America L.L.C. The

(Dollars in thousands, except share data)

16. STOCKHOLDERS' AND MEMBERS' EQUITY (Continued)

Company received aggregate gross proceeds of $44,130. Transaction costs were $247 for net proceeds of $43,883.

All stockholders of the Company's common stock are entitled to receive dividends and to one vote on all matters submitted to a vote of stockholders. The transfer agent and registrar for the Company's common stock is American Stock Transfer & Trust Company. On October 29, 2007, the Company's Board of Directors approved an increase in the Company's annual dividend to $1.00 per common share to be paid quarterly at the rate of $0.25 per common share starting in the fourth quarter of 2007.

Unlike the Company's shares of common stock, CCSs do not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 properties, all or a portion of the CCSs will be automatically converted into shares of the Company's common stock. Initially, each CCS will be convertible on a one-for-one basis into shares of common stock, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculated the net operating income from the 14 wholly-owned properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCSs were converted so that the total percentage (not to exceed 100%) of CCSs issued in connection with the formation transactions that have been converted to common stock was equal to the percentage determined by dividing the net operating income for such period in excess of $5,100 by $4,600. If any CCS remained unconverted through the calculation made in respect of the 12-month period ending December 31, 2008, such outstanding CCSs would be cancelled and restored to the status of authorized but unissued shares of common stock.

While any CCSs remain outstanding, a majority of the Company's independent directors must review and approve the net operating income calculation for each measurement period and also must approve the sale of any of the 14 wholly-owned properties.

As of December 31, 2008, 2,801,053 CCSs had converted to common stock. Based on the performance of the properties as of December 31, 2008, no additional CCSs became eligible for conversion during the fourth quarter of 2008. The remaining 1,087,790 CCSs were cancelled and restored to the status of authorized but unissued shares of common stock as of February 4, 2009.

17. STOCK-BASED COMPENSATION

The Company has the following two plans under which shares were available for grant at December 31, 2008: 1) the 2004 Long-Term Incentive Compensation Plan as amended and restated, effective March 25, 2008, and 2) the 2004 Non-Employee Directors' Share Plan (together, the "Plans"). Option grants are issued with an exercise price equal to the closing price of stock on the date of grant. Unless otherwise determined by the Compensation, Nominating and Governance Committee at the time of grant, options shall vest ratably over a four-year period beginning on the date of grant. Each option will be exercisable once it has vested. Options are exercisable at such times and subject to such terms as determined by the Compensation, Nominating and Governance Committee, but under no circumstances may be exercised if such exercise would cause a violation of the ownership limit in the Company's charter. Options expire after 10 years from the date of grant.

(Dollars in thousands, except share data)

17. STOCK-BASED COMPENSATION (Continued)

Also as defined under the terms of the Plans, restricted stock grants may be awarded. The stock grants are subject to a performance or vesting period over which the restrictions are released and the stock certificates are given to the grantee. During the performance or vesting period, the grantee is not permitted to sell, transfer, pledge, encumber or assign shares of restricted stock granted under the Plans, however, the grantee has the ability to vote the shares and receive nonforfeitable dividends paid on shares. The forfeiture and transfer restrictions on the shares lapse typically over a four-year period beginning on the date of grant. As of December 31, 2008, 4,701,745 shares were available for issuance under the Plans.

Option Grants to Employees

A summary of stock option activity for the years ended December 31, 2008, 2007 and 2006 is as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value as of December 31, 2008
Outstanding at December 31, 2005	3,046,523	$13.89		
Granted	161,914	15.48		
Exercised	(259,700)	13.11		
Forfeited	(384,174)	14.92		
Outstanding at December 31, 2006	2,564,563	$13.92		
Granted	418,000	18.51		
Exercised	(126,801)	13.68		
Forfeited	(204,044)	14.71		
Outstanding at December 31, 2007	2,651,718	$14.54		
Granted	380,000	15.57		
Exercised	(146,795)	13.09		
Forfeited	(43,000)	14.26		
Outstanding at December 31, 2008	2,841,923	$14.76	6.81	$—
Vested and Expected to Vest	2,629,669	$14.63	6.67	$—
Ending Exercisable	1,853,930	$13.92	6.11	$—

The aggregate intrinsic value in the table above represents the total value (the difference between the Company's closing stock price on the last trading day of 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. The amount of aggregate intrinsic value will change based on the fair market value of the Company's stock.

(Dollars in thousands, except share data)

17. STOCK-BASED COMPENSATION (Continued)

The weighted average fair value of stock options granted in 2008, 2007 and 2006 was $1.83, $2.34 and $1.78, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Year Ended December 31,		
	2008	2007	2006
Expected volatility	26%	25%	24%
Dividend yield	6.5%	6.4%	5.5%
Risk-free interest rate	2.7%	3.5%	4.7%
Average expected term (years)	5	5	5

The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the estimated life of the option. The Company uses actual historical data to calculate the expected price volatility, dividend yield and average expected term. The forfeiture rate, which is estimated at a weighted-average of 19.72% of unvested options outstanding as of December 31, 2008, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates.

A summary of stock options outstanding and exercisable as of December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
12.50 - 14.00	1,114,597	5.67	$12.58	1,082,597	$12.56
14.01 - 15.50	584,325	7.89	14.80	198,075	14.83
15.51 - 17.00	845,001	7.08	15.90	498,758	15.66
17.01 - 18.50	—	—	—	—	—
18.51 - 20.00	298,000	8.18	19.61	74,500	19.61
	2,841,923	6.81	$14.76	1,853,930	$13.92

The Company recorded compensation expense relating to outstanding options of $970, $865 and $798 for the years ended December 31, 2008, 2007 and 2006, respectively. Total cash received for the years ended December 31, 2008, 2007 and 2006 related to option exercises was $2,063, $1,735 and $934, respectively. At December 31, 2008, there was $725 of total unrecognized compensation expense related to non-vested stock options under the Company's 2004 Long-Term Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 2.11 years. The valuation model applied in this calculation utilizes subjective assumptions that could potentially change over time, including the expected forfeiture rate. Therefore, the amount of unrecognized compensation expense at December 31, 2008, noted above does not necessarily represent the expense that will ultimately be realized by the Company in the Statement of Operations.

(Dollars in thousands, except share data)

17. STOCK-BASED COMPENSATION (Continued)

Common Stock Granted to Employees and Directors

For the years ended December 31, 2008, 2007 and 2006, the Company granted 361,624, 120,729 and 62,300 shares respectively of common stock to certain employees and directors, without monetary consideration under the Plans. Restricted stock granted typically vests over a four year period and is paid non-forfeitable dividends during the term of the grant. The Company recorded $2,530, $1,260 and $927 of expense in general and administrative expense in its statement of operations related to outstanding shares of common stock granted to employees and directors for the years ended December 31, 2008, 2007 and 2006, respectively. The forfeiture rate, which is estimated at a weighted-average of 7.0% of unvested awards outstanding as of December 31, 2008, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates. At December 31, 2008, there was $4,576 of total unrecognized compensation expense related to non-vested restricted stock awards under the Company's 2004 Long-Term Incentive Compensation Plan. That cost is expected to be recognized over a weighted-average period of 2.81 years.

The fair value of common stock awards is determined based on the closing trading price of the Company's common stock on the grant date. The total fair value of the shares released for the years ending December 31, 2008, 2007, and 2006 was $1,688, $982, and $908, respectively. A summary of the Company's employee and director share grant activity for the years ended December 31, 2008, 2007 and 2006 is as follows:

Restricted Stock Grants	Shares	Weighted-Average Grant-Date Fair Value
Unreleased at December 31, 2005	173,750	$15.66
Granted	62,300	16.42
Released	(46,250)	15.68
Cancelled	(33,500)	15.71
Unreleased at December 31, 2006	156,300	$15.94
Granted	120,729	18.17
Released	(61,975)	15.90
Cancelled	(3,082)	18.39
Unreleased at December 31, 2007	211,972	$17.23
Granted	361,624	15.69
Released	(122,206)	16.45
Cancelled	(10,186)	17.21
Unreleased at December 31, 2008	441,204	$16.21

18. EMPLOYEE BENEFIT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code under which eligible employees can contribute up to 15% of their annual salary, subject to a statutory prescribed annual limit. For the years ended December 31, 2008, 2007 and 2006, the Company made matching contributions to the plan of $779, $999 and $772, respectively, based on 100% of the first 3% and up to 50% of the next 2% of an employee's compensation.

(Dollars in thousands, except share data)

19. GAIN ON SALE OF REAL ESTATE ASSETS

On June 19, 2008, the Company sold an undeveloped parcel of vacant land in Antelope, California for its book value of $340. There was no gain or loss recognized on the sale.

On August 3, 2007, the Company sold an undeveloped parcel of vacant land in Kendall, Florida for its book value of $1,999. There was no gain or loss recognized on the sale.

On January 30, 2006, the Company sold an excess parcel of vacant land in Lanham, Pennsylvania for its book value of $728. There was no gain or loss recognized on the sale.

20. INCOME TAXES

As a REIT, the Company is generally not subject to federal income tax with respect to that portion of its income which is distributed annually to its stockholders. However, the Company has elected to treat one of its corporate subsidiaries, Extra Space Management, Inc., as a taxable REIT subsidiary ("TRS"). In general, the Company's TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of FAS 109. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. There were no material deferred tax assets or liabilities as of December 31, 2007, and no material income tax provisions for the years ended December 31, 2007 or 2006.

The income tax provision for the year ended December 31, 2008 is comprised of the following components:

	December 31, 2008		
	Federal	State	Total
Current	$ 2,663	$ 259	$ 2,922
Deferred benefit	(2,190)	(213)	(2,403)
Total tax expense	$ 473	$ 46	$ 519

A reconciliation of the statutory income tax provision to the effective income tax provision for the years ended December 31, 2008, is as follows:

	December 31, 2008	
Expected tax at statutory rate	$ 16,118	34.0%
Dividend paid deduction benefit	(14,555)	(30.7)%
State and local tax benefit	(587)	(1.2)%
Change in valuation allowance	(690)	(1.5)%
Miscellaneous	233	0.5%
Total provision	$ 519	1.1%

(Dollars in thousands, except share data)

20. INCOME TAXES (Continued)

The Company had a release of its valuation allowance during 2008 from a prior year net operating loss related to the TRS of approximately $1,277. This reduction was offset by an additional valuation allowance recorded that related to state income tax net operating losses that may not be utilized.

The major sources of temporary differences stated at their deferred tax effect at December 31, 2008 are as follows:

	December 31, 2008
Captive insurance subsidiary	$ 109
Fixed assets	34
Various liabilities	1,042
Stock compensation	1,218
State net operating losses	587
	2,990
Valuation allowance	(587)
Net deferred tax asset	$2,403

The state income tax net operating losses expire between 2012 and 2027. There were no material deferred tax assets or liabilities as of December 31, 2007, and no material income tax provisions for the years ended December 31, 2007 or 2006.

(Dollars in thousands, except share data)

21. SEGMENT INFORMATION

The Company operates in two distinct segments; (1) property management, acquisition and development and (2) rental operations. Financial information for the Company's business segments are set forth below:

	For the Year Ended December 31,		
	2008	2007	2006
Statement of Operations			
Total revenues			
Property management, acquisition and development	$ 37,556	$ 32,551	$ 26,271
Rental operations	235,695	206,315	170,993
	$ 273,251	$ 238,866	$ 197,264
Operating expenses, including depreciation and amortization			
Property management, acquisition and development	$ 48,682	$ 43,450	$ 39,055
Rental operations	132,626	111,618	98,557
	$ 181,308	$ 155,068	$ 137,612
Income (loss) before interest, equity in earnings of real estate ventures, gain on repurchase of exchangeable notes, loss on investments available for sale, Preferred Operating Partnership units and minority interests			
Property management, acquisition and development	$ (11,126)	$ (10,899)	$ (12,784)
Rental operations	103,069	94,697	72,436
	$ 91,943	$ 83,798	$ 59,652
Interest expense			
Property management, acquisition and development	$ (1,579)	$ (1,300)	$ (829)
Rental operations	(63,032)	(59,715)	(50,124)
	$ (64,611)	$ (61,015)	$ (50,953)
Interest income			
Property management, acquisition and development	$ 3,399	$ 7,925	$ 2,469
Interest income on note receivable from Preferred Operating Partnership unit holder			
Property management, acquisition and development	$ 4,850	$ 2,492	$ —
Equity in earnings of real estate ventures			
Rental operations	$ 6,932	$ 5,300	$ 4,693
Gain on repurchase of exchangeable notes payable			
Rental operations	$ 7,970	$ —	$ —
Loss on investments available for sale			
Property management, acquisition and development	$ (1,415)	$ (1,233)	$ —
Fair value adjustment of obligation associated with Preferred Operating Partnership units			
Property management, acquisition and development	$ —	$ 1,054	$ —
Minority interests—Preferred Operating Partnership, Operating Partnership and other			
Property management, acquisition and development	$ (2,180)	$ (2,227)	$ (985)
Net income (loss)			
Property management, acquisition and development	$ (80)	$ (4,188)	$ (12,129)
Rental operations	46,969	40,282	27,005
	$ 46,888	$ 36,094	$ 14,876
Depreciation and amortization expense			
Property management, acquisition and development	$ 1,462	$ 1,253	$ 858
Rental operations	48,104	38,548	36,314
	$ 49,566	$ 39,801	$ 37,172

(Dollars in thousands, except share data)

21. SEGMENT INFORMATION (Continued)

	For the Year Ended December 31,		
	2008	2007	2006
Statement of Cash Flows			
Acquisition of real estate assets			
Property management, acquisition and development	$(127,293)	$(183,690)	$(174,305)
Development and construction of real estate assets			
Property management, acquisition and development	$ (64,344)	$ (45,636)	$ (34,782)

	December 31, 2008	December 31, 2007
Balance Sheet		
Investment in real estate ventures		
Rental operations	$ 136,791	$ 95,169
Total assets		
Property management, acquisition and development	$ 479,591	$ 385,394
Rental operations	1,811,417	1,668,681
	$2,291,008	$2,054,075

22. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on its corporate offices and owns 13 self-storage facilities that are subject to ground leases. At December 31, 2008, future minimum rental payments under these non-cancelable operating leases are as follows:

Less than 1 year	$ 5,604
Year 2	5,603
Year 3	4,944
Year 4	4,205
Year 5	4,211
Thereafter	34,880
	$59,447

The monthly rental amount for one of the ground leases is the greater of a minimum amount or a percentage of gross monthly receipts. The Company recorded rent expense of $2,262, $3,115 and $2,641 related to these leases in the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has guaranteed two construction loans for unconsolidated partnerships that own development properties in Baltimore, Maryland, and Chicago, Illinois. These properties are owned by joint ventures in which the Company has between 10% and 50% equity interests. These guarantees were entered into in November 2004 and July 2005, respectively. At December 31, 2008, the total amount of guaranteed mortgage debt relating to these joint ventures was $12,851 (unaudited). These mortgage loans mature December 12, 2009 and, July 28, 2009, respectively. If the joint ventures default on the loans, the Company may be forced to repay the loans. Repossessing and/or selling the self-storage facilities and land that collateralize the loans could provide funds sufficient to reimburse

(Dollars in thousands, except share data)

22. COMMITMENTS AND CONTINGENCIES (Continued)

the Company. The estimated fair market value of the encumbered assets at December 31, 2008 is $17,507 (unaudited). The Company has recorded no liability in relation to this guarantee as of December 31, 2008, as the fair value of the guarantee is not material. To date, the joint ventures have not defaulted on their mortgage debt. The Company believes the risk of having to perform on the guarantee is remote.

The Company has been involved in routine litigation arising in the ordinary course of business. As of December 31, 2008, the Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against its properties.

23. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three months ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$65,707	$67,336	$69,848	$70,360
Cost of operations	43,727	45,428	45,506	46,647
Revenues less cost of operations	$21,980	$21,908	$24,342	$23,713
Net income	$ 6,700	$ 8,901	$12,327	$18,960
Net income attributable to common stockholders	$ 6,700	$ 8,901	$12,327	$18,960
Net income—basic	$ 0.10	$ 0.12	$ 0.15	$ 0.25
Net income—diluted	$ 0.10	$ 0.12	$ 0.15	$ 0.24

	Three months ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$53,776	$56,550	$63,826	$64,714
Cost of operations	36,155	36,819	41,112	40,982
Revenues less cost of operations	$17,621	$19,731	$22,714	$23,732
Net income	$ 6,470	$ 8,695	$11,338	$ 9,591
Net income attributable to common stockholders	$ 6,470	$ 8,695	$ 9,828	$ 9,591
Net income—basic	$ 0.10	$ 0.13	$ 0.15	$ 0.15
Net income—diluted	$ 0.10	$ 0.13	$ 0.15	$ 0.15

24. SUBSEQUENT EVENTS

On February 2, 2009, the Company announced that Kenneth M. Woolley, its Chairman and Chief Executive Officer, would be taking a 3-year leave from the Company's management team beginning April 1, 2009, but will remain on the board of directors. The Company's Board of Directors selected

(Dollars in thousands, except share data)

24. SUBSEQUENT EVENTS (Continued)

the Company's President, Spencer F. Kirk, to succeed Mr. Woolley as Chairman and Chief Executive Officer.

On January 23, 2009, the Company purchased one self-storage facility located in Virginia from an unrelated third party for cash of $7,400.

On February 10, 2009, the Company closed on a $9,100 term loan secured by certain properties of the Company. The term of the loan is for 36 months maturing on February 9, 2012. On February 13, 2009, the Company closed on a $50,000 Revolving Credit Line ("Revolving Credit Line") secured by certain properties of the Company. The term of the Revolving Credit Line is 36 months maturing on February 13, 2012. No amounts have been drawn down on the Revolving Credit Line.

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2008				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Hoover	AL	$ 2,550	$ 1,313	$ 2,858	$ —	$ 456	$ —		$ —		$ 1,313	$ 3,314	4,627	190	Aug-07
Mesa	AZ	1,439	849	2,547	—	49	—		—		849	2,596	3,445	302	Aug-04
Peoria	AZ	—	652	4,105	—	13	—		—		652	4,118	4,770	264	Apr-06
Peoria	AZ	—	1,060	—	—	—	—		—		1,060	—	1,060	—	
Phoenix	AZ	7,400	1,441	7,982	—	223	—		—		1,441	8,205	9,646	778	Jul-05
Phoenix	AZ	—	669	4,135	—	49	—		—		669	4,184	4,853	211	Jan-07
Phoenix	AZ	3,440	552	3,530	—	103	—		—		552	3,633	4,185	249	Jun-06
Alameda	CA	—	2,919	12,984	—	1,041	—		—		2,919	14,025	16,944	597	Jun-07
Antelope	CA	—	1,525	8,345	—	—	(340)	(b)	—		1,185	8,345	9,530	62	Jul-08
Belmont	CA	—	3,500	7,280	—	9	—		—		3,500	7,289	10,789	256	May-07
Berkley	CA	257	1,716	19,602	—	668	—		—		1,716	20,270	21,986	779	Jun-07
Burbank	CA	8,186	3,199	5,082	—	247	419	(a)	672	(a)	3,618	6,001	9,619	1,278	Aug-00
Carson	CA	—	—	—	—	—	—		—		—	—	—	—	
Casitas	CA	4,268	1,431	2,976	—	90	180	(a)	374	(a)	1,611	3,440	5,051	768	Mar-00
Castro Valley	CA	—	—	6,346	—	207	—		—		—	6,553	6,553	252	Jun-07
Chatsworth	CA	11,200	3,594	11,166	—	504	—		—		3,594	11,670	15,264	1,059	Jul-05
Claremont	CA	2,624	1,472	2,012	—	154	—		—		1,472	2,166	3,638	251	Jun-04
Colma	CA	—	3,947	22,002	—	950	—		—		3,947	22,952	26,899	918	Jun-07
Compton	CA	5,927	1,426	7,307	—	—	—		—		1,426	7,307	8,733	54	Sep-08
Culver City	CA	—	3,991	9,774	—	—	—		—		3,991	9,774	13,765	251	Dec-07
El Cajon	CA	—	1,100	—	—	—	—		—		1,100	—	1,100	—	
El Sobrante	CA	—	1,209	4,018	—	734	—		—		1,209	4,752	5,961	202	Jun-07
Elk Grove	CA	5,240	952	6,936	—	7	—		—		952	6,943	7,895	354	Dec-07
Fontana	CA	—	1,246	3,356	—	107	54	(a)	179	(a)(c)	1,300	3,642	4,942	516	Oct-03
Fontana	CA	3,364	961	3,846	—	82	39	(a)	186	(a)(c)	1,000	4,114	5,114	695	Sep-02
Glendale	CA	4,480	—	6,084	—	105	—		—		—	6,189	6,189	739	Jun-04
Hawthorne	CA	3,840	1,532	3,871	—	96	—		—		1,532	3,967	5,499	489	Jun-04
Hayward	CA	—	3,149	8,006	—	1,155	—		—		3,149	9,161	12,310	357	Jun-07
Hemet	CA	5,300	1,146	6,369	—	141	—		—		1,146	6,510	7,656	591	Jul-05
Inglewood	CA	4,119	1,379	3,343	—	313	150	(a)	377	(a)	1,529	4,033	5,562	926	Aug-00
LA Central Ave	CA	6,279	2,200	8,108	—	—	—		—		2,200	8,108	10,308	60	Sep-08
LA Pico/Union	CA	—	3,075	—	—	—	—		—		3,075	—	3,075	—	

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2008				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Lancaster	CA	$ —	$ 1,425	$ —	$ —	$ —	$ —		$ —		$ 1,425	$ —	1,425	—	
Lancaster	CA	5,840	1,347	5,827	—	179	—		—		1,347	6,006	7,353	401	Jul-06
Livermore	CA	4,920	1,134	4,615	—	58	—		—		1,134	4,673	5,807	553	Jun-04
Long Beach	CA	6,200	1,403	7,595	—	301	—		—		1,403	7,896	9,299	733	Jul-05
Los Gatos	CA	—	2,550	—	—	—	—		—		2,550	—	2,550	—	
Manteca	CA	3,777	848	2,543	—	50	—		—		848	2,593	3,441	342	Jan-04
Marina Del Rey	CA	18,400	4,248	23,549	—	315	—		—		4,248	23,864	28,112	2,112	Jul-05
Modesto	CA	—	909	3,043	—	160	—		—		909	3,203	4,112	138	Jun-07
N Highlands	CA	2,200	696	2,806	—	459	—		—		696	3,265	3,961	338	Jul-05
North Hollywood	CA	—	3,125	9,257	—	50	—		—		3,125	9,307	12,432	621	May-06
Oakland	CA	4,157	—	3,777	—	290	—		494	(a)	—	4,561	4,561	1,022	Apr-00
Oakland	CA	—	3,024	—	—	—	—		—		3,024	—	3,024	—	
Oceanside	CA	9,700	3,241	11,361	—	347	—		—		3,241	11,708	14,949	1,084	Jul-05
Pacoima	CA	—	3,050	—	—	—	—		—		3,050	—	3,050	—	
Palmdale	CA	—	1,225	5,379	—	2,125	—		—		1,225	7,504	8,729	668	Jan-05
Pico Rivera	CA	4,473	1,150	3,450	—	71	—		—		1,150	3,521	4,671	646	Aug-00
Pleasanton	CA	—	1,208	4,283	—	305	—		—		1,208	4,588	5,796	216	May-07
Richmond	CA	4,696	953	4,635	—	361	—		—		953	4,996	5,949	585	Jun-04
Riverside	CA	2,557	1,075	4,042	—	320	—		—		1,075	4,362	5,437	509	Aug-04
Sacramento	CA	4,200	852	4,720	—	260	—		—		852	4,980	5,832	479	Jul-05
Sacramento	CA	5,358	1,738	5,522	—	—	—		—		1,738	5,522	7,260	112	Dec-07
San Bernardino	CA	3,376	1,213	3,061	—	66	—		—		1,213	3,127	4,340	381	Jun-04
San Bernardino	CA	—	750	5,135	—	12	—		—		750	5,147	5,897	279	Jun-06
San Francisco	CA	13,750	8,457	9,928	—	1,053	—		—		8,457	10,981	19,438	488	Jun-07
San Jose	CA	2,375	5,340	—	—	—	—		—		5,340	—	5,340	—	
San Leandro	CA	—	3,343	—	—	—	—		—		3,343	—	3,343	—	
San Leandro	CA	—	4,601	9,777	—	962	—		—		4,601	10,739	15,340	415	Aug-07
Santa Clara	CA	—	4,750	—	—	—	—		—		4,750	—	4,750	—	
Santa Fe Springs	CA	7,102	3,617	7,022	—	209	—		—		3,617	7,231	10,848	237	Oct-07
Sherman Oaks	CA	17,204	4,051	12,152	—	201	—		—		4,051	12,353	16,404	1,367	Aug-04
Simi Valley	CA	—	5,535	—	—	—	—		—		5,535	—	5,535	—	
Stockton	CA	3,170	649	3,272	—	62	—		—		649	3,334	3,983	583	May-02

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Sylmar	CA	$ —	$ 3,058	$ 4,671	$ —	$ 209	$ —		$ —		$ 3,058	$ 4,880	7,938	84	May-08
Thousand Oaks	CA	—	4,500	—	—	—	—		—		4,500	—	4,500	—	
Torrance	CA	6,960	3,710	6,271	—	276	—		—		3,710	6,547	10,257	788	Jun-04
Tracy A	CA	—	946	1,937	—	90	—		10	(c)	946	2,037	2,983	331	Apr-04
Tracy D	CA	—	778	2,638	—	76	133	(a)	481	(a)(c)	911	3,195	4,106	476	Jul-03
Vallejo	CA	—	1,177	2,157	—	504	—		—		1,177	2,661	3,838	110	Jun-07
Venice	CA	6,863	2,803	8,410	—	69	—		—		2,803	8,479	11,282	941	Aug-04
Watsonville	CA	3,400	1,699	3,056	—	125	—		—		1,699	3,181	4,880	300	Jul-05
West Sacramento	CA	—	2,400	—	—	—	—		—		2,400	—	2,400	—	
Whittier	CA	2,489	—	2,985	—	27	—		20	(c)	—	3,032	3,032	527	Jun-02
Arvada	CO	—	286	1,521	—	411	—		—		286	1,932	2,218	484	Sep-00
Colorado Springs	CO	3,245	781	3,400	—	92	—		—		781	3,492	4,273	128	Aug-07
Colorado Springs	CO	—	1,525	4,310	—	—	—		—		1,525	4,310	5,835	14	Nov-08
Denver	CO	2,250	368	1,574	—	77	—		—		368	1,651	2,019	166	Jul-05
Denver	CO	—	602	2,052	—	346	143	(a)	512	(a)	745	2,910	3,655	633	Sep-00
Parker	CO	—	800	4,549	—	393	—		—		800	4,942	5,742	284	Sep-06
Thornton	CO	—	212	2,044	—	421	36	(a)	389	(a)	248	2,854	3,102	686	Sep-00
Westminister	CO	—	291	1,586	—	754	8	(a)	48	(a)	299	2,388	2,687	538	Sep-00
Groton	CT	—	1,277	3,992	—	287	—		46	(c)	1,277	4,325	5,602	607	Jan-04
Middletown	CT	—	932	2,810	—	56	—		—		932	2,866	3,798	74	Dec-07
Wethersfield	CT	—	709	4,205	—	102	—		16	(c)	709	4,323	5,032	720	Aug-02
Coral Springs	FL	—	3,638	6,590	—	47	—		—		3,638	6,637	10,275	93	Jun-08
Deland	FL	—	1,318	3,971	—	84	—		—		1,318	4,055	5,373	313	Jan-06
Estero	FL	—	2,198	—	—	—	—		—		2,198	—	2,198	—	
Forest Hill	FL	2,301	1,164	2,511	—	207	82	(a)	180	(a)	1,246	2,898	4,144	646	Aug-00
Fort Myers	FL	4,400	1,985	4,983	—	302	—		—		1,985	5,285	7,270	509	Jul-05
Fort Myers	FL	5,082	1,691	4,711	—	122	—		29	(c)	1,691	4,862	6,553	575	Aug-04
Fountainbleau	FL	4,189	1,325	4,395	—	223	114	(a)	388	(a)	1,439	5,006	6,445	1,132	Aug-00
Ft Lauderdale	FL	4,457	1,587	4,205	—	178	—		32	(c)	1,587	4,415	6,002	518	Aug-04
Greenacres	FL	—	1,463	3,244	—	23	—		14	(c)	1,463	3,281	4,744	338	Mar-05
Hialeah	FL	—	2,800	7,588	—	—	—		—		2,800	7,588	10,388	57	Aug-08
Hialeah	FL	—	1,750	—	—	—	—		—		1,750	—	1,750	—	
Hollywood	FL	7,346	3,214	8,689	—	112	—		—		3,214	8,801	12,015	255	Nov-07

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2008				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Hunters Creek	FL	$ 8,200	$ 2,233	$ 9,223	$ —	$ 65	$ —		$ 21	(c)	$ 2,233	$ 9,309	11,542	937	Mar-05
Kendall	FL	7,673	5,315	4,305	—	145	544	(a)	447	(a)	5,859	4,897	10,756	1,069	Aug-00
Madeira Beach	FL	4,857	1,686	5,163	—	72	—		29	(c)	1,686	5,264	6,950	612	Aug-04
Margate	FL	2,662	430	3,139	—	236	39	(a)	287	(a)	469	3,662	4,131	796	Aug-00
Metro West	FL	6,400	1,474	6,101	—	36	—		21	(c)	1,474	6,158	7,632	624	Mar-05
Miami	FL	—	1,238	7,597	—	132	—		—		1,238	7,729	8,967	333	May-07
Miami	FL	—	4,798	—	—	—	—		—		4,798	—	4,798	—	
Military Trail	FL	2,468	1,312	2,511	—	269	104	(a)	204	(a)	1,416	2,984	4,400	691	Aug-00
N. Lauderdale	FL	2,264	428	3,516	—	423	31	(a)	260	(a)	459	4,199	4,658	951	Aug-00
Naples	FL	5,400	2,570	5,102	—	175	—		—		2,570	5,277	7,847	502	Jul-05
North Miami	FL	5,848	1,256	6,535	—	198	—		—		1,256	6,733	7,989	816	Jun-04
Ocoee	FL	3,750	872	3,642	—	68	—		17	(c)	872	3,727	4,599	389	Mar-05
Orlando	FL	5,290	1,216	5,008	—	99	—		39	(c)	1,216	5,146	6,362	614	Aug-04
Plantation	FL	—	3,850	—	—	—	—		—		3,850	—	3,850	—	
Port Charlotte	FL	4,481	1,389	4,632	—	66	—		20	(c)	1,389	4,718	6,107	552	Aug-04
Riverview	FL	3,591	654	2,953	—	69	—		29	(c)	654	3,051	3,705	368	Aug-04
Tamiami	FL	6,100	2,979	5,351	—	214	—		—		2,979	5,565	8,544	527	Jul-05
Tampa	FL	—	1,425	4,766	—	202	—		—		1,425	4,968	6,393	249	Mar-07
Tampa	FL	57	883	3,533	—	89	—		—		883	3,622	4,505	200	Nov-06
Valrico	FL	4,272	1,197	4,411	—	60	—		34	(c)	1,197	4,505	5,702	533	Aug-04
Venice	FL	7,096	1,969	5,903	—	152	—		—		1,969	6,055	8,024	471	Jan-06
Waterford Lakes	FL	4,600	1,166	4,816	—	1,086	—		15	(c)	1,166	5,917	7,083	547	Mar-05
West Palm Bch	FL	2,600	1,449	2,586	—	222	—		—		1,449	2,808	4,257	297	Jul-05
WPB	FL	4,000	1,752	4,909	—	233	—		—		1,752	5,142	6,894	498	Jul-05
Alpharetta	GA	2,852	1,893	3,161	—	95	—		—		1,893	3,256	5,149	208	Aug-06
Cheshire	GA	8,169	3,737	8,333	—	104	—		35	(c)	3,737	8,472	12,209	980	Aug-04
Dacula	GA	3,879	1,993	3,001	—	60	—		—		1,993	3,061	5,054	234	Jan-06
Duluth	GA	54	1,454	4,151	—	67	—		—		1,454	4,218	5,672	170	Jun-07
Meridian	GA	9,600	3,319	8,325	—	158	—		33	(c)	3,319	8,516	11,835	890	Feb-05
Roswell	GA	2,813	1,665	2,028	—	75	—		21	(c)	1,665	2,124	3,789	254	Aug-04
Snellville	GA	5,210	2,691	4,026	—	99	—		23	(c)	2,691	4,148	6,839	488	Aug-04
Stone Mountain	GA	1,998	925	3,505	—	120	—		—		925	3,625	4,550	330	Jul-05

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Stone Mountain	GA	$ 4,256	$ 1,817	$ 4,382	$ —	$ 94	$ —		$ 24	(c)	$ 1,817	$ 4,500	6,317	531	Aug-04
Sugar Hill	GA	—	1,368	2,540	—	86	—		—		1,368	2,626	3,994	108	Jun-07
Sugar Hill	GA	—	1,371	2,547	—	94	—		—		1,371	2,641	4,012	110	Jun-07
Holcomb Bridge	GL	2,445	1,973	1,587	—	53	—		20	(c)	1,973	1,660	3,633	209	Aug-04
Kahului	HI	—	3,984	15,044	—	357	—		—		3,984	15,401	19,385	600	Jun-07
Kapolei	HI	243	—	24,701	—	272	—		—		—	24,973	24,973	972	Jun-07
Chicago	IL	3,200	449	2,471	—	367	—		—		449	2,838	3,287	279	Jul-05
Chicago	IL	2,900	472	2,582	—	457	—		—		472	3,039	3,511	297	Jul-05
Chicago	IL	4,400	621	3,428	—	491	—		—		621	3,919	4,540	383	Jul-05
Chicago	IL	—	1,925	—	—	—	—		—		1,925	—	1,925	—	
Crest Hill	IL	—	847	2,946	—	54	121	(a)	472	(a)(c)	968	3,472	4,440	523	Jul-03
Gurnee	IL	124	1,374	8,296	—	10	—		—		1,374	8,306	9,680	259	Oct-07
Naperville	IL	—	2,800	7,355	—	—	—		—		2,800	7,355	10,155	11	Dec-08
North Aurora	IL	—	600	5,833	—	—	—		—		600	5,833	6,433	81	May-08
South Holland	IL	3,033	839	2,879	—	86	26	(a)	108	(a)(c)	865	3,073	3,938	528	Oct-02
Tinley Park	IL	—	1,823	4,794	—	—	—		—		1,823	4,794	6,617	35	Aug-08
Carmel	IN	—	1,169	4,393	—	—	—		—		1,169	4,393	5,562	23	Oct-08
Ft Wayne	IN	—	1,899	3,292	—	—	—		—		1,899	3,292	5,191	18	Oct-08
Indianapolis	IN	3,013	588	3,457	—	130	—		—		588	3,587	4,175	135	Aug-07
Indianapolis	IN	—	426	2,903	—	—	—		—		426	2,903	3,329	15	Oct-08
Indianapolis	IN	—	850	4,545	—	—	—		—		850	4,545	5,395	24	Oct-08
Indianapolis	IN	—	630	3,349	—	—	—		—		630	3,349	3,979	18	Oct-08
Wichita	KS	2,154	366	1,897	—	226	—		—		366	2,123	2,489	166	Apr-06
Louisville	KY	3,000	586	3,244	—	121	—		—		586	3,365	3,951	328	Jul-05
Louisville	KY	2,771	1,217	4,611	—	107	—		—		1,217	4,718	5,935	434	Jul-05
Louisville	KY	59	892	2,677	—	110	—		—		892	2,787	3,679	222	Dec-05
Metairie	LA	5,419	2,056	4,216	—	77	—		18	(c)	2,056	4,311	6,367	500	Aug-04
New Orleans	LA	7,927	4,058	4,325	—	410	—		24	(c)	4,058	4,759	8,817	554	Aug-04
Ashland	MA	—	474	3,324	—	162	—		27	(c)	474	3,513	3,987	641	Jun-03
Auburn	MA	3,598	918	3,728	—	89	—		—		918	3,817	4,735	838	May-04
Brockton	MA	2,386	647	2,762	—	74	—		—		647	2,836	3,483	537	May-04
Cambridge	MA	—	—	—	—	89	—		14	(c)	—	103	103	45	Feb-04

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Dedham	MA	$ —	$ 2,127	$ 3,041	$ —	$ 404	$ —		$ 28	(c)	$ 2,127	$ 3,473	5,600	702	Mar-02
Dedham II	MA	—	2,443	7,328	—	487	—		16	(c)	2,443	7,831	10,274	1,053	Feb-04
Everett	MA	3,750	692	2,129	—	486	—		—		692	2,615	3,307	245	Jul-05
Foxboro	MA	3,598	759	4,158	—	365	—		—		759	4,523	5,282	1,255	May-04
Hudson	MA	2,738	806	3,122	—	188	—		—		806	3,310	4,116	829	May-04
Jamaica Plain	MA	—	3,285	11,275	—	22	—		—		3,285	11,297	14,582	290	Dec-07
Kingston	MA	—	555	2,491	—	52	—		32	(c)	555	2,575	3,130	492	Oct-02
Lynn	MA	2,426	1,703	3,237	—	151	—		—		1,703	3,388	5,091	710	Jun-01
Marshfield	MA	4,776	1,039	4,155	—	153	—		—		1,039	4,308	5,347	523	Mar-04
Milton	MA	—	2,838	3,979	—	3,360	—		20	(c)	2,838	7,359	10,197	856	Nov-02
North Bergen	MA	—	2,100	6,606	—	81	—		74	(c)	2,100	6,761	8,861	1,074	Jul-03
Northboro	MA	2,551	280	2,715	—	440	—		—		280	3,155	3,435	704	Feb-01
Norwood	MA	—	2,160	2,336	—	1,339	61	(a)	95	(a)	2,221	3,770	5,991	672	Aug-99
Oxford	MA	1,526	482	1,762	—	165	46	(a)	168	(a)	528	2,095	2,623	501	Oct-99
Plainville	MA	5,400	2,223	4,430	—	269	—		—		2,223	4,699	6,922	504	Jul-05
Quincy	MA	—	1,359	4,078	—	171	—		18	(c)	1,359	4,267	5,626	609	Feb-04
Raynham	MA	3,560	588	2,270	—	217	82	(a)	323	(a)	670	2,810	3,480	540	May-00
Saugus	MA	—	1,725	5,514	—	273	—		104	(c)	1,725	5,891	7,616	1,001	Jun-03
Somerville	MA	114	1,728	6,570	—	214	3	(a)	13	(a)	1,731	6,797	8,528	1,241	Jun-01
Stoneham	MA	5,400	944	5,241	—	83	—		—		944	5,324	6,268	486	Jul-05
Stoughton	MA	3,012	1,754	2,769	—	150	—		—		1,754	2,919	4,673	638	May-04
Waltham	MA	—	3,770	11,310	—	303	—		17	(c)	3,770	11,630	15,400	1,503	Feb-04
Weymouth	MA	4,539	2,806	3,129	—	89	—		—		2,806	3,218	6,024	745	Sep-00
Woburn	MA	—	—	—	—	144	—		17	(c)	—	161	161	60	Feb-04
Worcester	MA	1,744	896	4,377	—	2,235	—		—		896	6,612	7,508	1,150	May-04
Worcester/Ararat	MA	52	1,350	4,433	—	40	—		—		1,350	4,473	5,823	242	Dec-06
Anapolis	MD	—	1,375	8,896	—	234	—		—		1,375	9,130	10,505	324	Aug-07
Anapolis	MD	7,151	5,248	7,247	—	100	—		—		5,248	7,347	12,595	329	Apr-07
Arnold	MD	9,500	2,558	9,446	—	168	—		—		2,558	9,614	12,172	866	Jul-05
Baltimore	MD	—	800	5,955	—	—	—		—		800	5,955	6,755	31	Nov-08
Bethesda	MD	12,800	—	18,331	—	204	—		—		—	18,535	18,535	1,649	Jul-05
Columbia	MD	8,400	1,736	9,632	—	117	—		—		1,736	9,749	11,485	878	Jul-05

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Edgewood	MD	$ —	$ 1,000	$ —	$ —	$ —	$ —		$ —		$ 1,000	$ —	1,000	—	
Ft Washington	MD	11,280	4,920	9,174	—	82	—		—		4,920	9,256	14,176	467	Jan-07
Lanham	MD	—	3,346	10,079	—	651	(728)	(b)	12	(c)	2,618	10,742	13,360	1,406	Feb-04
Laurel Heights	MD	—	3,000	5,930	—	7	—		—		3,000	5,937	8,937	160	Dec-07
Park Lawn	MD	12,680	4,596	11,328	—	144	—		—		4,596	11,472	16,068	678	Sep-06
Pasadena	MD	—	1,869	3,056	—	15	—		—		1,869	3,071	4,940	23	Sep-08
Pasadena	MD	—	3,500	—	—	—	—				3,500	—	3,500	—	
Towson	MD	4,100	861	4,742	—	99	—		—		861	4,841	5,702	448	Jul-05
Grandville	MI	1,700	726	1,298	—	230	—		—		726	1,528	2,254	159	Jul-05
Mt Clemens	MI	2,100	798	1,796	—	181	—		—		798	1,977	2,775	194	Jul-05
Florissant	MO	3,533	1,241	4,648	—	214	—		—		1,241	4,862	6,103	197	Aug-07
Forest Park	MO	1,125	156	1,313	—	229	17	(a)	151	(a)	173	1,693	1,866	397	Jun-00
Grandview	MO	1,100	612	1,770	—	180	—		—		612	1,950	2,562	209	Jul-05
Halls Ferry	MO	2,222	631	2,159	—	206	59	(a)	205	(a)	690	2,570	3,260	594	Jun-00
St Louis	MO	3,963	1,444	4,162	—	189	—		—		1,444	4,351	5,795	170	Aug-07
St Louis	MO	2,819	676	3,551	—	168	—		—		676	3,719	4,395	150	Aug-07
Merrimack	NH	3,669	754	3,299	—	120	63	(a)	279	(a)	817	3,698	4,515	601	Apr-99
Nashua	NH	—	—	755	—	60	—		—		—	815	815	79	Jul-05
Avenel	NJ	8,080	1,518	8,037	—	118	—		24	(c)	1,518	8,179	9,697	847	Jan-05
Bayville	NJ	5,300	1,193	5,312	—	165	—		41	(c)	1,193	5,518	6,711	619	Dec-04
Bellmawr	NJ	6,600	3,600	4,540	—	4	75	(c)	—		3,675	4,544	8,219	—	Sep-08
Edison	NJ	6,479	2,519	8,547	—	276	—		—		2,519	8,823	11,342	1,670	Dec-01
Egg Harbor	NJ	5,345	1,724	5,001	—	367	—		—		1,724	5,368	7,092	1,052	Dec-01
Ewing	NJ	5,339	1,552	4,720	—	8	11	(c)	—		1,563	4,728	6,291	239	Mar-07
Glen Rock	NJ	3,990	1,109	2,401	—	99	113	(a)	249	(a)(c)	1,222	2,749	3,971	476	Mar-01
Hackensack	NJ	9,500	2,283	11,234	—	512	—		—		2,283	11,746	14,029	1,086	Jul-05
Hazlet	NJ	10,560	1,362	10,262	—	322	—		—		1,362	10,584	11,946	1,947	Dec-01
Hoboken	NJ	8,206	2,687	6,092	—	138	—		3	(c)	2,687	6,233	8,920	1,079	Jul-02
Howell	NJ	2,950	2,440	3,407	—	198	—		—		2,440	3,605	6,045	714	Dec-01
Lawrenceville	NJ	11,946	3,402	10,230	—	245	—		8	(c)	3,402	10,483	13,885	1,357	Feb-04
Linden	NJ	6,700	1,517	8,384	—	111	—		—		1,517	8,495	10,012	766	Jul-05
Lumberton	NJ	4,925	831	4,060	—	84	—		22	(c)	831	4,166	4,997	487	Dec-04

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Lyndhurst	NJ	$ 6,791	$ 2,679	$ 4,644	$ —	$ 164	$ 250	(a)	$ 446	(a)(c)	$ 2,929	$ 5,254	8,183	898	Mar-01
Metuchen	NJ	—	1,153	4,462	—	141	—		—		1,153	4,603	5,756	840	Dec-01
Morrisville	NJ	—	2,487	7,494	—	1,031	—		11	(c)	2,487	8,536	11,023	1,095	Feb-04
Neptune	NJ	—	4,204	8,906	—	102	—		—		4,204	9,008	13,212	493	Nov-06
North Bergen	NJ	11,000	2,299	12,728	—	146	—		—		2,299	12,874	15,173	1,153	Jul-05
Old Bridge	NJ	5,561	2,758	6,450	—	382	—		—		2,758	6,832	9,590	1,315	Dec-01
Parlin	NJ	6,700	2,517	4,516	—	291	—		—		2,517	4,807	7,324	513	Jul-05
Parlin	NJ	4,146	—	5,273	—	180	—		—		—	5,453	5,453	1,288	May-04
South Brunswick	NJ	1,442	1,700	—	—	—	—		—		1,700	—	1,700	—	
Tom's River	NJ	8,300	1,790	9,935	—	206	—		—		1,790	10,141	11,931	959	Jul-05
Union	NJ	—	1,754	6,237	—	129	—		78	(c)	1,754	6,444	8,198	739	Dec-04
Woodbridge	NJ	3,805	505	4,524	—	280	—		—		505	4,804	5,309	956	Dec-01
Albuquerque	NM	4,216	1,298	4,628	—	527	—		—		1,298	5,155	6,453	185	Aug-07
Lamont St.	NV	988	251	717	—	258	27	(a)	87	(a)	278	1,062	1,340	290	Feb-00
Las Vegas	NV	3,900	748	4,131	—	398	—		—		748	4,529	5,277	472	Jul-05
Bohemia	NY	1,723	1,456	1,398	—	315	—		—		1,456	1,713	3,169	44	Dec-07
Brooklyn	NY	—	12,993	10,405	—	—	—		—		12,993	10,405	23,398	56	Oct-08
Centereach	NY	—	2,226	1,657	—	—	—		—		2,226	1,657	3,883	9	Oct-08
Fordham	NY	9,817	3,995	11,870	—	423	—		28	(c)	3,995	12,321	16,316	1,470	Aug-04
Mt Vernon	NY	5,100	1,585	6,025	—	762	—		—		1,585	6,787	8,372	606	Jul-05
Mt Vernon	NY	—	1,926	7,622	—	446	—		33	(c)	1,926	8,101	10,027	1,261	Nov-02
Nanuet	NY	3,792	2,072	4,644	666	169	—		24	(c)	2,738	4,837	7,575	922	Feb-02
New Paltz	NY	5,000	2,059	3,715	—	229	—		—		2,059	3,944	6,003	386	Jul-05
New York	NY	16,400	3,060	16,978	—	449	—		—		3,060	17,427	20,487	1,591	Jul-05
Plainview	NY	—	4,287	3,710	—	399	—		—		4,287	4,109	8,396	936	Dec-00
Columbus	OH	2,900	483	2,654	—	386	—		—		483	3,040	3,523	330	Jul-05
Columbus	OH	1,500	374	2,059	—	82	—		—		374	2,141	2,515	212	Jul-05
Columbus	OH	3,800	601	3,336	—	83	—		—		601	3,419	4,020	322	Jul-05
Kent	OH	1,500	220	1,206	—	109	—		—		220	1,315	1,535	150	Jul-05
Aloha	OR	6,200	1,221	6,262	—	120	—		—		1,221	6,382	7,603	589	Jul-05
King City	OR	—	2,520	—	—	—	—		—		2,520	—	2,520	—	
Banksville	PA	1,984	991	1,990	—	338	91	(a)	199	(a)	1,082	2,527	3,609	525	Aug-00
Bensalem	PA	51	1,131	4,525	—	125	—		66	(c)	1,131	4,716	5,847	549	Dec-04

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2008				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Bensalem	PA	$ —	$ 750	$ 3,015	$ —	$ 96	$ —		$ —		$ 750	$ 3,111	3,861	231	Mar-06
Doylestown	PA	3,739	220	3,442	—	203	24	(a)	384	(a)	244	4,029	4,273	668	Nov-99
Kennedy	PA	2,488	736	3,173	—	109	—		—		736	3,282	4,018	750	May-04
Penn Ave	PA	2,894	889	4,117	—	284	—		—		889	4,401	5,290	924	May-04
Philadelphia	PA	9,000	1,470	8,162	—	811	—		—		1,470	8,973	10,443	856	Jul-05
Philadelphia	PA	—	1,965	5,925	—	842	—		7	(c)	1,965	6,774	8,739	871	Feb-04
Johnston	RI	7,100	2,658	4,799	—	222	—		—		2,658	5,021	7,679	484	Jul-05
Charleston	SC	3,791	1,279	4,171	—	38	—		30	(c)	1,279	4,239	5,518	505	Aug-04
Columbia	SC	3,182	838	3,312	—	81	—		38	(c)	838	3,431	4,269	420	Aug-04
Goose Creek	SC	4,184	1,683	4,372	—	43	—		30	(c)	1,683	4,445	6,128	523	Aug-04
Summerville	SC	3,591	450	4,454	—	62	—		26	(c)	450	4,542	4,992	539	Aug-04
Cordova	TN	2,700	852	2,720	—	119	—		—		852	2,839	3,691	283	Jul-05
Cordova	TN	6,900	1,351	7,476	—	138	—		—		1,351	7,614	8,965	712	Jul-05
Cordova	TN	—	894	2,680	—	52	—		—		894	2,732	3,626	137	Jan-07
Memphis	TN	2,100	976	1,725	—	167	—		—		976	1,892	2,868	216	Jul-05
Memphis	TN	3,100	814	2,766	—	90	—		—		814	2,856	3,670	287	Jul-05
Nashville	TN	2,960	390	2,598	—	125	—		—		390	2,723	3,113	202	Apr-06
Allen	TX	71	901	5,553	—	93	—		—		901	5,646	6,547	308	Nov-06
Arlington	TX	2,020	534	2,525	—	181	—		34	(c)	534	2,740	3,274	349	Aug-04
Austin	TX	2,400	1,105	2,313	—	122	—		—		1,105	2,435	3,540	275	Jul-05
Austin	TX	3,944	870	4,455	—	88	—		35	(c)	870	4,578	5,448	554	Aug-04
Culebra	TX	2,068	1,269	1,816	—	123	—		30	(c)	1,269	1,969	3,238	251	Aug-04
Dallas	TX	4,400	1,010	5,547	—	197	—		—		1,010	5,744	6,754	534	Jul-05
Dallas	TX	11,700	1,980	12,501	—	145	—		—		1,980	12,646	14,626	853	May-06
Dallas	TX	2,080	337	2,216	—	253	—		—		337	2,469	2,806	193	Apr-06
Dallas	TX	6,332	4,432	6,181	—	128	—		36	(c)	4,432	6,345	10,777	764	Aug-04
Fort. Worth	TX	3,880	631	5,794	—	79	—		31	(c)	631	5,904	6,535	696	Aug-04
Grand Prairie	TX	2,204	551	2,330	—	65	—		31	(c)	551	2,426	2,977	299	Aug-04
Houston	TX	3,400	749	4,122	—	155	—		—		749	4,277	5,026	420	Jul-05
Houston	TX	4,823	2,596	8,735	—	178	—		—		2,596	8,913	11,509	618	Apr-06
Plano	TX	3,300	1,613	2,871	—	125	—		—		1,613	2,996	4,609	351	Jul-05
Plano	TX	—	1,010	6,203	—	115	—		—		1,010	6,318	7,328	343	Nov-06

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2008 Land	Gross carrying amount at December 31, 2008 Building and improvements	Gross carrying amount at December 31, 2008 Total	Accumulated depreciation	Date acquired or development completed
Plano	TX	$ —	$ 614	$ 3,775	$ —	$ 134	$ —		$ —		$ 614	$ 3,909	4,523	217	Nov-06
Rowlette	TX	34	1,002	2,601	—	124	—		—		1,002	2,725	3,727	169	Aug-06
San Antonio	TX	—	2,471	3,556	—	109	—		—		2,471	3,665	6,136	99	Dec-07
South Houston	TX	2,635	478	4,069	—	218	—		—		478	4,287	4,765	312	Apr-06
Westchase	TX	1,812	253	1,496	—	45	—		32	(c)	253	1,573	1,826	205	Aug-04
Kearns	UT	2,520	642	2,607	—	179	—		—		642	2,786	3,428	344	Jun-04
West Valley City	UT	2,000	461	1,722	—	54	—		—		461	1,776	2,237	174	Jul-05
Wethersfield	UT	4,000	1,349	4,372	—	131	—		—		1,349	4,503	5,852	416	Jul-05
Alexandria	VA	6,596	1,620	13,103	—	281	—		—		1,620	13,384	15,004	568	Jun-07
Falls Church	VA	6,200	1,259	6,975	—	267	—		—		1,259	7,242	8,501	656	Jul-05
Fred Oaks Rd	VA	5,100	2,067	4,261	—	115	—		—		2,067	4,376	6,443	419	Jul-05
West Broad	VA	5,723	2,305	5,467	—	53	—		8	(c)	2,305	5,528	7,833	631	Aug-04
Lakewood	WA	4,600	1,917	5,256	—	107	—		—		1,917	5,363	7,280	396	Feb-06
Lakewood	WA	4,597	1,389	4,780	—	142	—		—		1,389	4,922	6,311	371	Feb-06
Seattle	WA	7,400	2,727	7,241	—	129	—		—		2,727	7,370	10,097	676	Jul-05
Tacoma	WA	57	1,031	3,103	—	86	—		—		1,031	3,189	4,220	244	Feb-06
Miscellaneous other		647	849	2,202	—	1,610	—		—		849	3,812	4,661	1,757	
Construction in progress		—	—	—	—	58,734	—		—		—	58,734	58,734	—	
Intangible tenant relationships and lease rights		—	—	28,836	—	10,547	—		—		—	39,383	39,383	31,500	
		$943,598	$523,532	$1,507,556	$666	$135,828	$2,077		$10,332		$526,275	$1,653,716	$2,179,991	$182,335	

(a) Adjustments relate to the acquistion of joint venture partners interests

(b) Adjustment relates to partial disposition of land

(c) Adjustment relates to asset transfers between land, building and/or equipment

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Activity in real estate facilities during the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Operating facilities			
Balance at beginning of year	$1,923,182	$1,475,674	$1,260,211
Acquisitions	110,258	400,902	189,725
Improvements	32,487	17,679	12,445
Transfers from construction in progress	55,824	30,926	14,096
Dispositions and other	(494)	(1,999)	(803)
Balance at end of year	$2,121,257	$1,923,182	$1,475,674
Accumulated depreciation:			
Balance at beginning of year	$ 131,805	$ 93,619	$ 58,252
Depreciation expense	49,031	38,186	35,367
Dispositions and other	1,499	—	—
Balance at end of year	$ 182,335	$ 131,805	$ 93,619
Construction in progress			
Balance at beginning of year	$ 49,945	$ 35,336	$ 10,719
Current developent	64,344	45,764	38,915
Transfers to operating facilities	(55,824)	(30,926)	(14,096)
Dispositions and other	269	(229)	(202)
Balance at end of year	$ 58,734	$ 49,945	$ 35,336
Net real estate assets	$1,997,656	$1,841,322	$1,417,391

The aggregate cost of real estate for U.S. federal income tax purposes is $2,121,257

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

(i) Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have a disclosure committee that is responsible for considering the materiality of information and determining the disclosure obligations of the Company on a timely basis. The disclosure committee meets quarterly and reports directly to our Chief Executive Officer and Chief Financial Officer.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(ii) Internal Control over Financial Reporting

(a) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our independent registered public accounting firm Ernst & Young LLP, has issued the following attestation report over our internal control over financial reporting.

(b) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited Extra Space Storage Inc. (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the period ended December 31, 2008, 2007 and 2006 of Extra Space Storage Inc. and our report dated February 24, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 24, 2009

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a- 15(f)) that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

As required by Section 303A.12(a) of the NYSE Listed Company Manual, our Chief Executive Officer made his annual certification to the NYSE stating that he was not aware of any violation by our Company of the corporate governance listing standards of the NYSE. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of our public disclosure.

Information required by this item is incorporated by reference to the information set forth under the captions "Item 1—Election of Directors," "Executive Officers," "Information About the Board of Directors and its Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2008.

We have adopted a Code of Business Conduct and Ethics in compliance with rules of the Securities and Exchange Commission that applies to all of our personnel, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Business Conduct and Ethics is available free of charge on the "Investor Info—Corporate Governance" section of our web site at www.extraspace.com. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our web site at the address and location specified above.

The Board of Directors has adopted Corporate Governance Guidelines and charters for our Audit Committee and Compensation, Nominating and Governance Committee, each of which is posted on our website at the address and location specified above. Investors may obtain a free copy of the Code of Business Conduct and Ethics, the Corporate Governance Guidelines and the committee charters by contacting the Investor Relations Department at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, Attn: James Overturf or by telephoning (801) 562-5556.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2008.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the captions "Voting—Principal Stockholders," "Security Ownership of Directors and Officers" and "Equity Compensation Plan Information" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2008.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions is incorporated by reference to the information set forth under the captions "Information about the Board of Directors and its Committees" and "Certain Relationships and Related Transactions" in our Proxy Statement to

be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2008.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services is incorporated by reference to the information set forth under the caption "Item 2. Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2008.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) and (2). All Financial Statements and Financial Statement Schedules filed as part of this Annual Report on 10-K are included in Item 8—"Financial Statements and Supplementary Data" of this Annual Report on 10-K and reference is made thereto.

(3) The following documents are filed or incorporated by references as exhibits to this report:

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated May 5, 2005 by and among Security Capital Self Storage Incorporated, as seller and Extra Space Storage LLC, PRISA Self Storage LLC, PRISA II Self Storage LLC, PRISA III Self Storage LLC, VRS Self Storage LLC, WCOT Self Storage LLC and Extra Space Storage LP, as purchaser parties and The Prudential Insurance Company of America (incorporated by reference from Exhibit 2.1 of Form 8-K filed on May 11, 2005).
3.1	Amended and Restated Articles of Incorporation of Extra Space Storage Inc.(1)
3.2	Articles of Amendment dated September 28, 2007 (incorporated by reference from Exhibit 3.1 of Form 8-K filed on October 3, 2007).
3.3	Bylaws of Extra Space Storage Inc.(1)
3.4	Second Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 26, 2007).
3.5	Declaration of Trust of ESS Holdings Business Trust I.(1)
3.6	Declaration of Trust of ESS Holdings Business Trust II.(1)
4.1	Junior Subordinated Indenture dated as of July 27, 2005, between Extra Space Storage LP and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on August 2, 2005).
4.2	Amended and Restated Trust Agreement, dated as of July 27, 2005, among Extra Space Storage LP, as depositor and JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, the Administrative Trustees named therein and the holders of undivided beneficial interest in the assets of ESS Statutory Trust III (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.3	Form of Junior Subordinated Note—included in Exhibit 4.1 hereto (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.4	Form of Trust Preferred Security Certificate—included in Exhibit 4.2 hereto (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.5	Indenture, dated March 27, 2007 among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027 and form of guarantee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on March 28, 2007).

Exhibit Number	Description
10.1	Registration Rights Agreement, by and among Extra Space Storage Inc. and the parties listed on Schedule I thereto.(1)
10.2	License between Centershift Inc. and Extra Space Storage LP.(1)
10.3	Loan Agreement, dated as of May 4, 2004, by and between Extra Space of Northborough LLC, Extra Space of Whittier LLC, Extra Space of Stockton LLC, Extra Space of Weymouth LLC, and Extra Space of Lynn LLC, and Bank of America, N.A.(1)
10.4	Loan Agreement, dated as of May 4, 2004, by and between Extra Space Properties Ten LLC and Bank of America, N.A.(1)
10.5	Loan Agreement, dated as of May 4, 2004, by and between Extra Space of Raynham LLC, Extra Space of Doylestown LLC, Extra Space of Glen Rock LLC, Extra Space of Fontana One LLC, and Extra Space of Merrimack LLC, and Bank of America, N.A.(1)
10.6	2004 Long-Term Compensation Incentive Plan as amended and restated effective March 25, 2008 (incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed on April 14, 2008)
10.7	Extra Space Storage Performance Bonus Plan.(1)
10.8	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Kenneth M. Woolley (incorporated by reference from Exhibit 10.1 of Form 8-K filed on September 4, 2008).
10.9	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Kent W. Christensen (incorporated by reference from Exhibit 10.2 of Form 8-K filed on September 4, 2008).
10.10	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Charles L. Allen (incorporated by reference from Exhibit 10.4 of Form 8-K filed on September 4, 2008).
10.11	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for Employees with employment agreements (incorporated by reference from Exhibit 10.14 of Form 10-K filed on March 15, 2005).
10.12	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for employees without employment agreements. (Incorporated by reference from Exhibit 10.15 of Form 10-K filed on March 15, 2005).
10.13	Form of 2004 Non-Employee Directors Share Plan Option Award Agreement for Directors. (Incorporated by reference from Exhibit 10.16 of Form 10-K filed on March 15, 2005).
10.14	Joint Venture Agreement, dated June 1, 2004, by and between Extra Space Storage LLC and Prudential Financial, Inc.(1)
10.15	Extra Space Storage Non-Employee Directors' Share Plan (incorporated by reference from Exhibit 10.22 of Form 10-K/A filed on March 22, 2007).
10.16	Purchase Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).

Exhibit Number	Description
10.17	Registration Rights Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).
10.18	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.19	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.20	Purchase and Sale Agreement, dated as of December 8, 2006 between Extra Space Storage LLC (Purchaser) and various limited partnerships affiliated with AAAAA Rent-A-Space (collectively, Sellers) (incorporated by reference from Exhibit 10.27 of Form 10-K filed on February 28, 2007).
10.21	Amended and Restated Employment Agreement dated August 28, 2008, by and between Extra Space Storage Inc. and Karl Haas (incorporated by reference from Exhibit 10.3 of Form 8-K filed on September 4, 2008).
10.22	Registration Rights Agreement, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 10.1 of Form 8-K filed on March 28, 2007).
10.23	Contribution Agreement, dated June 15, 2007, among Extra Space Storage LP and various limited partnerships affiliated with AAAAA Rent-A-Space (incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 18, 2007).
10.24	Promissory Note, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.2 of Form 8-K filed on June 26, 2007).
10.25	Pledge Agreement, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.3 of Form 8-K filed on June 26, 2007).
10.26	Form of Registration Rights Agreement among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.4 of Form 8-K filed on June 26, 2007).
10.27	First Amendment to Contribution Agreement and to Agreement Regarding Transfer of Series A units among Extra Space Storage LP, various limited partnerships affiliated with AAAAA Rent-A-Space, H. James Knuppe and Barbara Knuppe, dated September 28, 2007. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on October 3, 2007).
10.28	2004 Long Term Incentive Compensation Plan Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.2 of Form 10-Q filed on November 7, 2007).
10.29	First Amendment to Extra Space Storage Inc. 2004 Non-Employee Directors' Share Plan (incorporated by reference from Exhibit 10.4 of Form 10-Q filed on November 7, 2007).
10.30	Loan Agreement between ESP Seven Subsidiary LLC as Borrower and General Electric Capital Corporation as Lender, dated October 16, 2007 (incorporated by reference from Exhibit 10.38 of Form 10-K filed on February 29, 2008).

Exhibit Number	Description
10.31	Subscription Agreement, dated December 31, 2007, among Extra Space Storage LLC and Extra Space Development, LLC (incorporated by reference from Exhibit 10.38 of Form 10-K filed on February 29, 2008).
10.32	First Amendment to Second Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP, dated September 18, 2008 (incorporated by reference from Exhibit 10.5 of Form 10-Q filed on September 30, 2008).
10.33	Form of Revolving Promissory Note between Extra Space Properties Thirty LLC and Bank of America as Lender, dated February 13, 2009.(2)
10.34	Form of Revolving Line of Credit between Extra Space Properties Thirty LLC and Bank of America as Lender, dated February 13, 2009.(2)
14.0	Code of Business Conduct and Ethics (incorporated by reference from our Annual Report on Form 10-K filed on March 15, 2005).
21.1	Subsidiaries of the Company.(2)
23.1	Consent of Ernst & Young LLP.(2)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(2)
32	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(2)

(1) Incorporated by reference from our Registration Statement on Form S-11 (File No. 333-115436 dated August 11, 2004).

(2) Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

EXTRA SPACE STORAGE INC.

By: /s/ KENNETH M. WOOLLEY

Kenneth M. Woolley
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 27, 2009

By: /s/ KENNETH M. WOOLLEY

Kenneth M. Woolley
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2009

By: /s/ KENT W. CHRISTENSEN

Kent W. Christensen
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: February 27, 2009

By: /s/ P. SCOTT STUBBS

P. Scott Stubbs
Senior Vice President Finance and Accounting
(Principal Accounting Officer)

Date: February 27, 2009

By: /s/ SPENCER F. KIRK

Spencer F. Kirk
President and Director

Date: February 27, 2009

By: /s/ JOSEPH D. MARGOLIS

Joseph D. Margolis
Director

Date: February 27, 2009

By: /s/ ROGER B. PORTER

Roger B. Porter
Director

Date: February 27, 2009

By: /s/ K. FRED SKOUSEN

K. Fred Skousen
Director